

For solutions to humankind's greatest challenges, **THINK KBR.**







Notice of annual meeting of stockholders and proxy statement

2025

About KBR

We deliver science, technology and engineering solutions to governments and companies around the world. KBR employs approximately 38,000 people performing multi-faceted, complex and mission-critical roles in over 29 countries.

With a full portfolio of services, proprietary technologies and expertise, our employees are ready to handle projects and missions from planning and design to sustainability and maintenance. Whether at the bottom of the ocean or in outer space, our clients trust us to deliver the impossible on a daily basis.

● KBR Operations and Joint Ventures

● KBR Corporate Headquarters – Houston, Texas





38,000
EMPLOYEES
+ 10,000 unconsolidated joint venture employees

At the end of fiscal 2024



$7.7B
REVENUE
in fiscal 2024



CUSTOMERS
in more than
80
COUNTRIES



OPERATIONS IN
29
COUNTRIES

Our Global Footprint

KBR is proud to work with its customers across the globe to provide technology, value-added services, and long-term operations and maintenance services to ensure consistent delivery with predictable results. At KBR, We Deliver. The map above shows our office and project locations at the end of fiscal 2024.



STUART J. B. BRADIE
President and Chief Executive Officer

At KBR, We Deliver.

Our people are helping our customers solve their greatest challenges.

$21.2B

In backlog and options at the end of fiscal 2024

0.050 TRIR

Exceptional total recordable incident rate

March 31, 2025

Dear KBR Stockholders,

In 2024, the 38,000 people of KBR once again achieved exceptional financial, operational, safety and sustainability results, delivering dynamic, digitally-enabled solutions and creating value for our stakeholders – all while navigating an increasingly challenging environment globally. Every day, around the clock, all around the world, our people are helping our customers solve their greatest challenges. In short, we do things that matter.

2024 Key Highlights

- Delivered 11% revenue growth and 16% adjusted EBITDA[1] growth
- Achieved backlog and options of $21.2 billion with 1.1x TTM book-to-bill[2]
- Maintained our industry-leading safety record with 94% incident-free days and an exceptional total recordable incident rate (TRIR) of 0.050
- Acquired LinQuest, adding key capabilities for national security and military space missions
- Enabled Plaquemines' first production of liquefied natural gas (LNG) in December, representing an industry benchmark for speed to market
- Received MSCI's AAA sustainability ranking, the highest level achievable, for the second year in a row

During the year, we worked collaboratively and drove commercial excellence; key contract-related highlights include:

- Secured 7 ammonia projects through the year across the globe with awards in grey, blue and green ammonia.
- Awarded the U.S. State Department Task Order for Medical Support Services in Iraq delivering on our strategy to expand customers in our Readiness and Sustainment business.
- Awarded over $1.5 billion via the Information Analysis Center Multiple Award Contract (IAC MAC) vehicle within our Defense and Intelligence business. This included awards supporting critical technology areas of trusted Artificial Intelligence (AI) and autonomy, integrated sensing and cyber, advanced computing and hypersonic vehicle test.
- Signed the reimbursable LNG contract for Energy Transfer LP's Lake Charles project.
- Successfully transitioned the Heavy Transport Contract from a private finance initiative project (PFI) into a commercial contract with the UK government.
- Secured expansion contracts for the SSN-AUKUS submarine program in Australia and via KBR's Frazer-Nash Consultancy in the UK putting KBR at the heart of this important national security program.
- Closed the LinQuest acquisition in Q3; announced over $1 billion of Indefinite Delivery Indefinite Quantity (IDIQ) awards in the areas of military space, model-based systems engineering and interoperability.
- Secured multiple contracts supporting our strategic growth in human health within our Science and Space business.
- Added talent across KBR, with a focus on growth markets, including the Middle East and India; attrition was down markedly.

Our wins demonstrate the breadth, depth and global nature of our complex execution capabilities, and these are only a few examples of how our people are going above and beyond for our customers and doing things that matter. With our unique capabilities, KBR is well-positioned to benefit from secular growth trends, specifically global defense, digitalization and sustainability.

(1) A reconciliation of adjusted EBITDA to net income attributable to KBR is provided under "Non-GAAP Financial Information."
(2) Book-to-bill excludes long-term UK private finance initiative (PFI) projects and the Plaquemines LNG project.

A Company Advancing

We continue to evolve our business to support our long-term strategy of providing differentiated, innovative, up-market science, technology and engineering solutions to government and commercial customers globally.

Our strategy comprises four key pillars:

1. Thrive and Expand in Core Markets and New Geographies – Capture Breakout Growth
2. Deliver Technical, Digital and Process Innovation – Create Customer Intimacy
3. Drive Operational Excellence Globally – Achieve Industry-leading Margins
4. Deploy Capital Effectively – Generate Strong Returns

The acquisition of LinQuest closed in September 2024, strengthening our already formidable Mission Technology Solutions[3] segment with additional advanced engineering, data analytics, digital integration and national security space expertise. We were proud to welcome the approximately 1,550 LinQuest employees to the KBR family and are already seeing tangible synergies as we work to integrate our companies in support of offering a differentiated value proposition to customers.

To advance our strategic direction, in early 2025, we completed a realignment of our portfolio, comprising our two market-facing segments: Mission Technology Solutions and Sustainable Technology Solutions. Our actions align capabilities and talent to customers and end markets; increase cross-business connectivity, opening a pipeline to additional opportunities; and achieve structural cost savings and a more efficient cost base to support continued profitable growth as we scale.

Looking ahead to 2025 and beyond, there's much to be excited about. Our vision and mission are clear. Our strategy is sound. KBR is poised to go further than ever before. And our people are ready.

I would like to close on a personal note. General Lester Lyles, USAF (Ret.) is stepping down from the KBR Board of Directors, on which he has served for the past 17 years. His intelligence, integrity, wisdom and sense of duty have been constant and vital in helping shape KBR's trajectory. I want to thank Les for his service, his contributions and his friendship.

Finally, on behalf of the KBR Board, I would like to thank you, our stockholders. KBR couldn't do the important work it does without you. We remain committed to fostering connection and transparency with you and to delivering successes that reward your trust in us. We welcome your views and encourage you to vote, which you may promptly do via phone or internet, or by mailing your completed and signed voting card.

Thank you again for your interest and support.

Sincerely,

Stuart J. B. Bradie
KBR Board Chair-Elect, President and Chief Executive Officer

(3) Formerly Government Solutions

Notice of Annual Meeting of Stockholders

 **When**
Wednesday
May 14, 2025

 **Place**
The Annual Meeting will be completely virtual and only conducted via live webcast at virtualshareholdermeeting.com/KBR2025. There will be no physical meeting location.

 **Time**
10:00 a.m.
Central Daylight Time

We invite you to attend KBR's virtual annual stockholders' meeting and act upon the following matters:

Proposals		Board Vote Recommendation	For Further Details
1.	Elect as directors the ten nominees named in the attached proxy statement.	✓ **"FOR"** each director nominee	Page 13
2.	Consider and act upon an advisory vote to approve the named executive officer compensation as described in the Compensation Discussion and Analysis.	✓ **"FOR"**	Page 55
3.	Ratify the appointment of KPMG LLP as the independent registered public accounting firm to audit KBR's consolidated financial statements for the fiscal year ending January 2, 2026.	✓ **"FOR"**	Page 103
4.	Approve the adoption of the Amended and Restated Certificate of Incorporation to, among other things, limit the liability of certain officers of the Company as permitted by recent amendments to Delaware law.	✓ **"FOR"**	Page 104
5.	Transact any other business that properly comes before the meeting or any adjournment or postponement of the meeting.		

The Proxy Statement that follows describes these items.

By Order of the Board of Directors, March 31, 2025



Sonia Galindo
Executive Vice President, General Counsel & Corporate Secretary

RECORD DATE

The record date for determining which stockholders are entitled to cast votes at the virtual Annual Meeting and at any adjournment or postponement of the meeting is Monday, March 17, 2025.

Check out our 2025 Notice of Annual Stockholder Meeting, online Proxy Statement, Annual Report and Sustainability Report at:

proxyvote.com

kbr.com/proxy

kbr.com/annualreport

kbr.com/sustainabilityreport

HOW TO VOTE

 Via the Internet at proxyvote.com[1]

 Mail your signed proxy card.

 Call toll-free (US/Canada) at 1-800-690-6903[1]

 Virtually during the Annual Meeting through virtualshareholdermeeting.com/KBR2025. See page 105 for instructions.

(1) If you hold your shares through a broker or bank rather than directly with KBR, check with your broker or bank to see if telephone or Internet voting is available to you. Voting via the Internet or toll-free call is open until 11:59 p.m. EDT on May 13.

Table of Contents

Proxy Summary

Business Highlights

$8.8B
Bookings and options[1] awarded in 2024 – provides greater visibility of long-term growth targets

1.1x
Trailing-twelve-months book-to-bill[1] as of January 3, 2025

$462MM
Operating cash flows generated in 2024

>75%
Work under contract for 2025



Completed LinQuest Acquisition

Expands KBR's digital, national security space and intelligence capabilities. LinQuest is a leading provider of advanced engineering, data analytics and digital integration with a strong history of solving complex technical challenges for national security and military space missions. Announced over $1 billion of Indefinite Delivery Indefinite Quantity (IDIQ) awards in the areas of military space, model-based systems engineering and interoperability in 2024.



Plaquemines LNG Production Already Underway

Plaquemines liquefied natural gas (LNG) project produced first LNG in December 2024, representing an industry benchmark for speed to market.



Heavy Transport Contract Transitioned from PFI to UK Government Commercial Contract

Successfully transitioned the Heavy Transport Contract from a private finance initiative project (PFI) into a commercial contract with the UK government.



> $1.5 Billion Awarded Via IAC MAC

Awarded over $1.5 billion via the Information Analysis Center Multiple Award Contract (IAC MAC) vehicle within KBR's Defense and Intelligence business. This included awards supporting critical technology areas of trusted Artificial Intelligence (AI) and autonomy, integrated sensing and cyber, advanced computing, and hypersonic vehicle test.



Secured Expansion Contracts for SSN-AUKUS Submarine Program

KBR will continue delivering technical design services at HMAS Stirling by the Security and Estate Group and the Australian Submarine Agency. This work will support the sovereign nuclear-powered submarines facilities and infrastructure program, enabling the Submarine Rotational Force (SRF) – West, and accelerating Australia's ability to safely own, operate, maintain and sustain its own future nuclear powered submarine fleet.



Awarded U.S. State Department Task Order for Medical Support Services in Iraq

Awarded new time and material (T&M), cost-reimbursable task order by the U.S. Department of State to provide medical support services to over 4,000 personnel in Iraq. The task order has a $187 million ceiling and falls under the Diplomatic Platform Support Services contract. KBR will operate a Diplomatic Support Hospital and four clinics supporting the U.S. Embassy in Iraq.

[1] *Book-to-bill and bookings and options exclude long-term UK PFIs and the Plaquemines LNG project.*

Financial Highlights

REVENUE



$6,956MM   +11%
$7,742MM

2023   2024

DILUTED EARNINGS PER SHARE



$2.79

-$1.96

2023   2024

OPERATING CASH FLOWS



+40%
$462MM

$331MM

2023   2024

ADJUSTED EBITDA*



+16%
$870MM

$747MM

2023   2024

ADJUSTED EARNINGS PER SHARE**



+15%
$3.34

$2.91

2023   2024

ADJUSTED OPERATING CASH FLOWS***



$463MM $462MM

2023   2024

* *Adjusted EBITDA is defined as Net income (loss) attributable to KBR, plus Interest expense; Accretion of Convertible Notes debt discounts; Other non-operating expense (income); Provision for income taxes; Depreciation and amortization; and certain discrete items as identified by management to be non-recurring in nature. A reconciliation of adjusted EBITDA to net income is provided under the section titled "Non-GAAP Financial Information" at the end of this proxy statement.*

** *Diluted EPS reflects our Net income (loss) attributable to KBR divided by the weighted average number of common shares outstanding during the period in addition to common shares that would have been outstanding if potential common shares with a dilutive effect had been issued. Adjusted EPS excludes certain amounts included in diluted EPS. A reconciliation of adjusted EPS to diluted EPS is provided under the section titled "Non-GAAP Financial Information" at the end of this proxy statement.*

*** *Adjusted operating cash flows exclude certain amounts included in the cash flows provided by operating activities calculated in accordance with Generally Accepted Accounting Principles ("GAAP"). The most directly comparable financial measure calculated in accordance with GAAP is cash flows provided by operating activities. A reconciliation of adjusted operating cash flows to cash flows provided by operating activities is provided under the section titled "Non-GAAP Financial Information" at the end of this proxy statement.*



Returned $297 million of value to shareholders through share repurchases and dividends

DIVIDENDS PAID OUT IN 2024



$79MM

TSR PEER GROUP 3-YEAR RANKING 2022-2024



4TH

QUARTERLY DIVIDEND INCREASE IN 2024



11.1%

Sustainability Highlights

To reach our vision of 'delivering a safer, more secure and sustainable world' we are driving sustainability deep into our DNA, from the highest level of the organization through our business strategy and into our operations. Our dedication to creating positive impact for the planet and for people is delivered both through the innovative and sustainable solutions we offer our clients and in the way we conduct our day-to-day business, all of which contribute to the creation of long-term success, growth, business resilience, and shared prosperity for all.

We continue to increase our sustainability-focused revenue through the delivery of our sustainable solutions to the key governments and customers we serve, and in 2023 our sustainability-linked revenue reached 37% of our total revenue, representing a 3% increase from the previous year.

Strengthening this sustainability drive is our short-term incentive plan with a sustainability performance weighting of 10%. This metric measures executive and senior leadership performance against the success of our Sustainability Pillars, including safety and environmental management.

With an aim to further enhance our business resilience and future-proof the organization, we established processes to give due consideration to sustainability risks and opportunities that influence both our operations and the markets in which we operate, by embedding these factors into our COSO based enterprise risk management system.

We are proud of our employees' dedication to aiming for Zero Harm in all that they do 24/7 and continuing to reach new heights in our aim for Zero Harm (incident free) days. In 2024, we reached a new record of 94% incident free days and recorded another consecutive year of industry-leading HSSE performance with a total recordable incident rate ("TRIR") of 0.050.

The success of all this work is reflected in the external recognition we continue to receive as highlighted below.

Key Recognitions





MSCI ESG RATINGS AAA
CCC | B | BB | BBB | A | AA | AAA

QUALITYSCORE ENVIRONMENTAL SOCIAL GOVERNANCE 1
HIGHEST RANKED BY ISS ESG

WE'RE RECOGNIZED AS

A GREAT COMPANY!

FORTUNE WORLD'S MOST ADMIRED COMPANIES 2025

Forbes MOST TRUSTED COMPANIES IN AMERICA 2025
© 2024 FORBES MEDIA LLC. USED WITH PERMISSION

TIME WORLD'S BEST COMPANIES statista 2024

GLASSDOOR'S BEST-LED COMPANIES 2024

Great Place to Work-Certified™ in 13 countries































Great Place To Work Certified JUN 2024-JUN 2025: AUS, CANADA, CHN, DE, INDIA, IDN, KSA, KOREA, MEXICO, SG, UAE, UK, USA

Key Sustainability Achievements



37% REVENUE FOCUSED ON SUSTAINABILITY IN 2023

$2.5B ENVIRONMENTAL IMPACT IN 2023

NET ZERO
APPROVED TO SCIENCE-BASED TARGETS ALIGNED WITH **1.5 °C**



CARBON NEUTRALITY
5 CONSECUTIVE YEARS OF CARBON NEUTRALITY

94% INCIDENT-FREE DAYS
INDUSTRY-LEADING 0.050 TRIR IN 2024

More information on Sustainability and KBR is provided on page 48.

Information About the Board of Directors

The KBR Board of Directors is currently composed of ten directors with an extensive variety of skills, expertise, and experience who guide and support our strategy to create long-term value for our stockholders and other stakeholders. Each of our directors is independent except Mr. Bradie, our CEO. On December 17, 2024, General Lester Lyles, USAF (Ret.) notified our Board of Directors of his decision to retire from service on the Board of Directors, effective as of the conclusion of this Annual Meeting. Also effective as of the conclusion of this Annual Meeting, Mr. Bradie will begin service as the new Chair of our Board of Directors, and Lt. General Wendy Masiello, USAF (Ret.) will begin service as the new Lead Independent Director of our Board of Directors. The Lead Independent Director role is a new position created to ensure the continued effectiveness of our independent directors, whereby the Lead Independent Director will act as a liaison between the CEO and Chair and the other directors, assess the performance and succession planning of the CEO and Chair, provide a meaningful point of contact for shareholders to raise concerns and ask questions, and help maintain KBR's strong corporate governance by providing independent oversight and facilitating effective communication and building consensus within our Board of Directors. To fill the vacancy due to General Lyles' retirement, on March 12, 2025, our Board of Directors nominated Lewis F. Von Thaer for election at our 2025 Annual Meeting of Stockholders.



● KBR's Board of Directors from left: Joseph Dominguez, Lynn Dugle, Jack Moore, Ann Pickard, Stuart Bradie, General Lester Lyles, USAF (Ret.), Lt. General Wendy Masiello, USAF (Ret.), Sir John Manzoni KCB, Carlos Sabater, and Nchacha Etta.

Stuart Bradie

President and Chief Executive Officer, KBR, Inc.

Age: 58

Director since: 2014

Committees: None

General Lester Lyles, USAF (Ret.)

Independent Consultant

Age: 78

Director since: 2007

Board Chair since: 2019

Committees:
- Cybersecurity
- Nominating and Corporate Governance

Joseph Dominguez

President and Chief Executive Officer, Constellation Energy Corp

Age: 62

Director since: 2024

Committees:
- Compensation
- Cybersecurity

Lynn Dugle

Former Chairperson, President and Chief Executive Officer at Engility Holdings Inc.

Age: 65

Director since: 2020

Committees:
- Nominating and Corporate Governance (Chair)
- Compensation
- Cybersecurity

Nchacha Etta

Executive Vice President and Chief Financial Officer of Omnicell, Inc.

Age: 54

Director since: 2024

Committees:
- Audit
- Sustainability and Corporate Responsibility

Sir John Manzoni KCB

Former Permanent Secretary for the Cabinet Office, U.K. Government

Age: 65

Director since: 2022

Committees:
- Audit
- Sustainability and Corporate Responsibility

Lt. General Wendy Masiello, USAF (Ret.)

Independent Consultant

Age: 66

Director since: 2017

Committees:
- Cybersecurity (Chair)
- Compensation
- Sustainability and Corporate Responsibility

Jack Moore

Former Chairman, President and Chief Executive Officer for Cameron International Corporation

Age: 71

Director since: 2012

Committees:
- Compensation (Chair)
- Cybersecurity
- Nominating and Corporate Governance

Ann Pickard

Former Executive Vice President, Arctic for Royal Dutch Shell plc

Age: 69

Director since: 2015

Committees:
- Sustainability and Corporate Responsibility (Chair)
- Compensation

Carlos Sabater

Former Senior Global Partner for Deloitte Touche Tohmatsu Limited

Age: 66

Director since: 2021

Committees:
- Audit (Chair)
- Nominating and Corporate Governance

Board Snapshot



AGE

2
2
66
Average
Age
6
50s
60s
70s

TENURE

3
7
Average
Tenure
5
2
0-5 years
6-10 years
>10 years

INDEPENDENCE

1
9
Independent
9
Independent
Non-Independent

NATIONALITY

2
2
Directors
are from
the UK
8
U.S.
UK

2
Directors
are Veterans

Lester Lyles
is a Retired 4-Star
General
★★★★

Wendy Masiello
is a Retired 3-Star
General
★★★

The above information describes our current Board of Directors, including General Lester Lyles, who will serve on our Board of Directors until his retirement at the conclusion of the Annual Meeting. It does not include Mr. Mark Baldwin, who served on our Board of Directors until his retirement on December 7, 2024. It also does not include Mr. Lewis Von Thaer, who is a new director nominee to be considered for election to the Board of Directors at the Annual Meeting.

Governance Highlights

Our Board of Directors believes that good corporate governance and transparent communication with our stockholders and other stakeholders are essential for KBR's long-term success.

Focus on Accountability

- Annual director elections with majority voting standards
- Annual Board governance review, including review of investor feedback
- Periodic independent director meetings with investors
- Negative discretion applied to the 2020, 2022, and 2023 short-term incentive ("STI") plan payouts of all our Named Executive Officers ("NEOs")
- Commitment to regular stockholder outreach and soliciting of feedback
- Increased sustainability focus and enhanced disclosures in KBR's Corporate Sustainability Report
- Linked 10% of our NEOs' STI plan payout opportunity to Zero Harm / Sustainability performance every year since 2021



INDEPENDENT CHAIR*

*   *Through the conclusion of this Annual Meeting. Effective as of the conclusion of this Annual Meeting, General Lyles will step down as Chair, and Mr. Bradie will begin his service as Chair of the Board of Directors. Concurrently, Lt. General Masiello will begin service as the new Lead Independent Director of the Board of Directors.*

Independent and Engaged Board

- Significant knowledge of KBR's industries and markets
- Annual Board visits to KBR businesses or project sites
- Annual assessment of Board leadership structure
- Creation of new Lead Independent Director role in light of the consolidation of the Chair and CEO role, to ensure the continued effectiveness of our independent directors

New Lead Independent Director

- Lt. General Masiello brings extensive leadership experience, operational expertise and strategic vision to the newly created role of Lead Independent Director
- In 2025, the Board enhanced the Lead Independent Director's duties under the Company's Corporate Governance Guidelines

28	Independent board committee meetings held in 2024
24	Executive sessions held in 2024 without management present
2	New independent directors in 2024
1	New independent board committee chair appointment in 2024

Compensation Highlights

Our compensation program links pay to performance to align our senior executives' interests with those of our stockholders. Consistent with our business strategy, our senior executives' individual Key Performance Indicators ("KPIs") are focused on growth and expansion, reducing costs, and increasing efficiencies and cash flow performance. The Compensation Committee set rigorous targets for 2024 for both the short-term incentive ("STI") and long-term incentive ("LTI") plans.

STRONG LINK BETWEEN PAY AND PERFORMANCE

The design of our compensation program establishes a strong link between senior executives' pay and KBR's financial and sustainability performance. Our Compensation Committee periodically reviews and makes changes to our compensation programs, including changes to STI and LTI metrics in recent years, in order to maintain this strong alignment and in some cases to respond to stockholder concerns.

CEO HAS RECEIVED SIX BASE SALARY INCREASES IN ELEVEN YEARS

Aligned with our rigorous Executive Compensation program, our CEO's base salary has increased only six times since he was appointed in 2014 to reward him for his demonstrated success at:

- Positioning KBR for long-term growth by aligning and expanding our businesses.
- Increasing Company performance and stockholder value.
- Driving cultural change to emphasize the importance of our people and their safety as well as belonging, connecting, and growing at KBR.
- Advancing KBR's sustainability strategy.

NAMED EXECUTIVE OFFICER TARGET 2024 COMPENSATION



Corporate Governance

PROPOSAL NO. 1	Election of Directors

At our 2025 Annual Meeting of Stockholders, ten directors are to be elected to hold office until the 2026 Annual Meeting of Stockholders. All directors are elected annually, with each nominee standing for election to a one-year term. The members of our Board of Directors (the "Board of Directors" or "Board") hold office until their successors are elected and qualified or until their earlier resignation or removal.

On December 17, 2024, General Lester Lyles, USAF (Ret.) notified our Board of Directors of his decision to retire from service on the Board of Directors, effective as of the conclusion of this Annual Meeting.

To fill the vacancy due to General Lyles' retirement, our Board of Directors nominated Lewis F. Von Thaer for election at our 2025 Annual Meeting of Stockholders. Mr. Von Thaer was identified as a qualified director candidate by an independent executive search firm engaged by our Nominating and Corporate Governance Committee. Mr. Von Thaer's nomination resulted from a comprehensive evaluation of his respective abilities, skills, and experience following the process and criteria outlined in " Process for Selecting New Directors." There are no arrangements between any director nominee and any other person pursuant to which such director nominee was selected as a director nominee. All nominees besides Mr. Von Thaer are incumbent director nominees.

Each nominee has indicated a willingness to serve, if elected. If any nominee declines to serve or becomes unavailable for any reason, or if a vacancy occurs before the election, the proxies may be voted for such substitute nominee as the Board of Directors may designate. We have no reason to believe that any of the nominees will be unable to serve if elected. Directors are elected by a majority of votes cast. This means that the number of shares voted "For" a candidate must exceed the number of shares voted "Against" the candidate. Shares present but not voting on the election of directors will be disregarded, except for quorum purposes, and will have no effect on the outcome of the vote.

Our Board

A top priority of our Board and Nominating and Corporate Governance Committee is ensuring that our Board of Directors is composed of directors who:

- bring a variety of knowledge, skills, and perspectives that are relevant to our business,
- provide expertise that is useful to KBR and complementary to the background and experience of other Board members,
- understand and guide KBR's business and strategic plan and can meaningfully contribute to the success of KBR's business and strategic plan, and
- effectively represent and promote the long-term interests of our stockholders.

As shown on the next page, the incumbent directors and new director nominee (Lewis F. Von Thaer) have a wide range of skills and experience that will enable the Board to effectively oversee management and the business of KBR.

Industry Experience	Bradie	Dominguez	Dugle	Etta	Manzoni	Masiello	Moore	Pickard	Sabater	Von Thaer
	Engineering Government Technology	Energy Engineering	Aerospace Engineering Government Technology	Professional Services	Energy Engineering Government	Aerospace Government Technology	Energy	Energy Engineering Technology	Professional Services	Aerospace Government Technology
C-Suite CEO/CFO	●	●	●	●	●		●			●
Cyber Cybersecurity/Data Privacy/IT			●	●		●		●		●
Finance Accounting/Audit/Finance		●	●	●	●	●	●	●	●	●
Risk Risk Management/Oversight	●	●	●	●	●	●	●	●	●	●
Sustainability Climate/Environment/Sustainability	●	●		●	●	●		●		
Technology IP/Licensing/Technology	●		●	●		●		●		●
Veteran Military Service						●				
Demographics										
Age	58	62	65	54	65	66	71	69	66	64
Tenure	10	<1	5	<1	2	7	13	9	3	0
Gender	M	M	F	M	M	F	M	F	M	M
Nationality	U.K.	U.S.	U.S.	U.S.	U.K.	U.S.	U.S.	U.S.	U.S.	U.S.
Race/Ethnicity	White	White + Hispanic	White	African American	White	White	White	White	White + Hispanic	White
Generals						★★★				

✔ The Board of Directors recommends that you **VOTE FOR** the election of all the director nominees presented on the next several pages. All proxies will be so voted unless a stockholder specifies otherwise.

The following biographical information about the director nominees is as of March 17, 2025.

Nominees for Director



STUART J. B. BRADIE

Age: 58 | **Director since:** 2014 | **Chair of the Board since:** 2025*

KBR Board Committees: None

Other Public Company Boards: Rolls Royce Holdings Plc

Key Qualifications and Skills: C-Suite | Risk | Sustainability | Technology

Current Business Experience

- President and Chief Executive Officer, KBR, Inc. (since 2014)

Prior Business Experience

- Group Managing Director — Operations and Delivery for WorleyParsons
- Managing Director across Europe, Africa, Asia and the Middle East for WorleyParsons
- Managing Director for PT Kvaerner Indonesia
- Country Manager for Kvaerner Philippines
- Global experience across over 40 countries in the hydrocarbons, mining and chemicals, power and infrastructure sectors

Education

- B.S. (Mechanical Engineering), Aberdeen University
- M.B.A., Edinburgh Business School, Heriot-Watt University

Effective as of the conclusion of this Annual Meeting.



JOSEPH DOMINGUEZ

Age: 62 | **Director since:** 2024 | **Independent**

KBR Board Committees: Compensation Committee and Cybersecurity Committee

Other Public Company Boards: Constellation Energy Corp

Current Affiliations: Electric Power Research Institute (Director); Hispanics in Energy (Chair); Institute of Nuclear Power Operations (Director); and Nuclear Energy Institute (Director)

Key Qualifications and Skills: C-Suite | Finance | Risk | Sustainability

Current Business Experience

- President and Chief Executive Officer at Constellation Energy Corp (since 2022)

Prior Business Experience

- Chief Executive Officer at Commonwealth Edison Company (ComEd)
- Executive Vice President of Governmental and Regulatory Affairs and Public Policy at Exelon Corporation
- Partner at White and Williams, LLP
- Assistant U.S. Attorney for Eastern District of Pennsylvania

Education

- B.S. (Mechanical Engineering), New Jersey Institute of Technology
- J.D., Rutgers University School of Law



LYNN A. DUGLE

Age: 65 | **Director since:** 2020 | **Independent**

KBR Board Committees: Nominating and Corporate Governance Committee (Chair), Compensation Committee, and Cybersecurity Committee

Other Public Company Boards: EOG Resources, Inc., Micron Technology, Inc. (Audit Committee Member and Security Committee Member), and TE Connectivity Ltd. (Audit Committee Member)

Current Affiliations: ZOE Empowers (Member)

Previous Affiliations: Avantus Federal (Member); The B2B Project (Member); The Board on Army Research and Development of the National Academy of Sciences (Member); First Light Acquisition Group, Inc. (Advisor Partner); Intelligence and National Security Alliance (Member); and State Street Corporation (Director)

Key Qualifications and Skills: C-Suite | Cyber | Finance | Risk | Technology

Prior Business Experience

- Chairperson, President and Chief Executive Officer at Engility Holdings Inc., where she led the sale of the company in its sale to Science Applications International Corporation
- Corporate Vice President and President of Intelligence, Information and Services at Raytheon Company
- Vice President, Engineering, Technology and Quality, Network Centric Systems at Raytheon Company
- Responsible for acquiring more than a dozen cyber-related companies while at Raytheon Company
- Vice President and General Manager, Product, Systems Software Division at ADC Telecommunications, Inc.
- General Manager, Cable Systems Division at ADC Telecommunications, Inc.
- Vice President, Support Engineering and Quality for the Defense Systems and Electronics Group at Texas Instruments, Inc.

Education

- B.A. (Spanish), Purdue University
- B.S. (Technical Management), Purdue University
- M.B.A., University of Texas at Dallas



NCHACHA E. ETTA

Age: 54 | **Director since:** 2024 | **Independent**

KBR Board Committees: Audit Committee and Sustainability and Corporate Responsibility Committee

Other Public Company Boards: None

Current Affiliations: None

Previous Affiliations: Helen Keller International (Trustee) and Howard University (Trustee)

Key Qualifications and Skills: `C-Suite` `Cyber` `Finance` `Risk` `Sustainability` `Technology`

Current Business Experience

- Executive Vice President and Chief Financial Officer at Omnicell, Inc. (since 2023)

Prior Business Experience

- Senior Vice President and Chief Financial Officer at Essilor of America, Inc. (a subsidiary of EssilorLuxottica SA)
- Worldwide Vice President and Chief Financial Officer at Johnson & Johnson Vision
- Various senior financial roles at The Coca-Cola Company
- Various roles with Microsoft Corporation, Eli Lilly & Company, and the International Investments Fund at The Carlyle Group
- Senior Accountant at Orano Cycle (formerly COGEMA (Compagnie générale des matières nucléaires)) and Areva NC

Education

- B.S. (Accounting), George Mason University
- M.B.A. (Finance), Howard University



SIR JOHN A. MANZONI KCB

Age: 65 | **Director since:** 2022 | **Independent**

KBR Board Committees: Audit Committee and Sustainability and Corporate Responsibility Committee

Other Public Company Boards: Diageo plc (Chair; Audit Committee Member; Nomination Committee Member; and Remuneration Committee Member) and SSE plc (Chair; Energy Markets Risk Committee Member; Nomination Committee Chair; Remuneration Committee Member; and Safety, Sustainability, Health and Environment Committee Member)

Current Affiliations: Chairman Mentors International (Mentor); National Centre for Universities and Business (Director); and Saïd Business School at the University of Oxford (Global Leadership Council Member)

Previous Affiliations: Accenture Energy (Advisor); Adamant Ventures (Advisor); Aspen Institute Corporate Values Group (Advisor); Atomic Weapons Establishment (Chair); BP plc (Director); Leyshon Energy Ltd (Chair); SABMiller plc (Director); and Stanford University Graduate School of Business (Advisor)

Key Qualifications and Skills: `C-Suite` `Finance` `Risk` `Sustainability`

Prior Business Experience

- Permanent Secretary for the Cabinet Office, U.K. Government
- Chief Executive of the Civil Service, U.K. Government
- Chief Executive of the Major Projects Authority, U.K. Government
- President and Chief Executive Officer at Talisman Energy Inc.
- Chief Executive, Refining and Marketing at BP plc
- Chief Executive, Gas and Power at BP plc

Education

- B.S. (Civil Engineering), Imperial College London
- M.S. (Petroleum Engineering), Imperial College London
- M.S. (Management), Sloan Fellow, Stanford University
- Honorary Doctorate, Aberdeen University



LT. GENERAL WENDY M. MASIELLO, USAF (RET.)

Age: 66 | **Director since:** 2017 | **Lead Independent Director since:** 2025*

KBR Board Committees:
Cybersecurity Committee (Chair), Compensation Committee, and Sustainability and Corporate Responsibility Committee

Other Public Company Boards:
StandardAero (Audit Committee Member)

Current Affiliations: Acquisition Innovation and Research Center Advisory Panel to the Office of the Under Secretary of Defense for Acquisition and Sustainment (Advisor); Air Force Studies Board of the National Academy of Sciences (Member); DEFCON AI (Strategic Advisor); EURPAC Service, Inc. (Director); MRIGlobal (Director); Procurement Round Table (Director); Rebuilding Together (Director); and Tlingit Haida Tribal Business Corporation (Director)

Previous Affiliations: National Contract Management Association (Past Chair); Public Spend Forum (Advisory Council); and Rawls College, Texas Tech University (Advisory Council)

Key Qualifications and Skills: Cyber   Finance   Risk   Sustainability   Technology   Veteran

Current Business Experience

- Independent Consultant (since 2017)

Prior Business Experience

- Retired Three-Star General of the U.S. Air Force
- Director of the Defense Contract Management Agency, overseeing a $1.4 billion budget, managing 12,000 employees and 20,000 contractors on contracts valued at $6 trillion
- Deputy Assistant Secretary (Contracting), Office of the Assistant Secretary of the Air Force for Acquisition, where she was responsible for shaping Air Force contracting policy and its 11,000 personnel force
- Program Executive Officer for the Air Force's $65 billion Service Acquisition portfolio
- Deployment to Iraq to lead contracting support for military forces in Iraq and Afghanistan

Education

- B.B.A. (Marketing), Texas Tech University
- M.S. (Logistics Management), Air Force Institute of Technology
- Defense Systems Management College, Fort Belvoir, Virginia
- M.S. (National Resource Strategy), Industrial College of the Armed Forces, Fort Lesley J. McNair, Washington, D.C.
- Senior Acquisition Course, Industrial College of the Armed Forces, Fort Lesley J. McNair, Washington, D.C.
- Joint and Combined Warfighting School, Joint Forces Staff College, Norfolk, Virginia
- Harvard Kennedy School's Senior Managers in Government
- CERT Certificate in Cyber-Risk Oversight (March 2024), National Association of Corporate Directors

Effective as of the conclusion of this Annual Meeting.



JACK B. MOORE

Age: 71 | **Director since:** 2012 | **Independent**

KBR Board Committees: Compensation Committee (Chair), Cybersecurity Committee, and Nominating and Corporate Governance Committee

Other Public Company Boards: Occidental Petroleum Corporation (Chair; Executive Compensation Committee Chair; and Corporate Governance and Nominating Committee Member) and ProPetro Holding Corp. (Nominating and Corporate Governance Committee Chair; and Compensation Committee Member)

Current Affiliations: American Heart Association (Member); MAM (Memorial Assistance Ministries) (Director); and University of Houston System Board of Regents (Member)

Previous Affiliations: American Petroleum Institute (Director); Cameron International Corporation (Chair); Rowan Companies plc (Director); United Way of Greater Houston (Executive Committee); and University of Houston's Board of Visitors (Director)

Key Qualifications and Skills: C-Suite Finance Risk

Prior Business Experience

- Chairman, President and Chief Executive Officer for Cameron International Corporation
- President and Chief Operating Officer for Cameron International Corporation
- President, Western Hemisphere of Drilling & Production Systems group for Cameron International Corporation
- Vice President and General Manager, Western Hemisphere of Drilling & Production Systems group for Cameron International Corporation
- Various management positions at Baker Hughes Incorporated

Education

- B.B.A., University of Houston
- Graduate of the Advanced Management Program at Harvard Business School



ANN D. PICKARD

Age: 69 | **Director since:** 2015 | **Independent**

KBR Board Committees: Sustainability and Corporate Responsibility Committee (Chair) and Compensation Committee

Other Public Company Boards: Noble Corporation plc (Nominating and Governance Committee Chair and Safety and Sustainability Committee Member) and Woodside Energy Group Ltd. (Human Resources & Compensation Committee Member and Sustainability Committee Chair)

Current Affiliations: The University of Wyoming Foundation (Budget/Audit) and Chief Executive Women (Member)

Previous Affiliations: Advisory Council of the Eurasia Foundation (Member); Catalyst (Board of Advisors); Global Agenda Council on the Arctic for the World Economic Forum (Member); and Westpac Banking Corporation (Director)

Key Qualifications and Skills: Cyber | Finance | Risk | Sustainability | Technology

Prior Business Experience

- Executive Vice President, Arctic for Royal Dutch Shell plc
- Executive Vice President and Country Chair, Australia and New Zealand, for Royal Dutch Shell plc
- Regional Executive Vice President, Sub Saharan Africa, for Royal Dutch Shell plc
- Director, Global Businesses and Strategy and a member of the Shell Gas & Power Executive Committee for Royal Dutch Shell plc
- 11-year tenure with Mobil prior to its merger with Exxon
- Significant business experience throughout South America, Australia, the countries of the former Soviet Union, the Middle East, and Africa, and in sectors like exploration efforts, LNG, and gas and power

Education

- B.A., University of California San Diego
- M.A., University of Pennsylvania



CARLOS A. SABATER

Age: 66 | **Director since:** 2021 | **Independent**

KBR Board Committees: Audit Committee (Chair) and Nominating and Corporate Governance Committee

Other Public Company Boards: Pool Corporation (Audit Committee Member and Nominating and Corporate Governance Committee Member)

Current Affiliations: FIU Foundation (Director)

Previous Affiliations: Chamber of Commerce (Director); DACF Ltd. (Director); Florida International University (Director); Kiwanis Club (Director); PDC Energy, Inc. (Director); and YMCA (Director)

Key Qualifications and Skills: `Finance` `Risk`

Prior Business Experience

- Senior Global Partner for Deloitte Touche Tohmatsu Limited ("Deloitte")
- Managing Principal, Americas Region for Deloitte
- Global Managing Director Audit and Enterprise Risk Services for Deloitte
- Various senior leadership and operational roles over the course of a nearly 40-year career with Deloitte, with extensive experience in accounting, finance, and SEC reporting
- Qualified board of director financial expert and NACD Directorship Certified

Education

- B.B.A. (Accounting and Finance), Florida International University
  - Named scholarship program at Florida International University ("The Deloitte Foundation – Sabater Scholars Program")



LEWIS F. VON THAER

Age: 64 | **Director Nominee:** 2025 | **Independent**

KBR Board Committees: Not yet appointed

Other Public Company Boards: American Electric Power Co Inc (Human Resources Committee Member; Nuclear Oversight Committee Member; and Technology Committee Chair)

Current Affiliations: Ambri (Director), AmplifyBio (Chair), Columbus Partnership (Executive Committee Member), InnovateOhio (Advisor), National Veterans Memorial and Museum (Chair), Pacific Northwest National Laboratory (Chair), and UT-Battelle, Operator of Oak Ridge National Laboratory (Vice Chair)

Previous Affiliations: Defense Science Board (Member), Kansas State University Foundation (Director), National Defense Industrial Association (Member), National Intelligence University Foundation (Director), Nationwide Children's Hospital (Director), The Ohio State University Board of Trustees (Trustee), and Tragedy Assistance Program for Survivors (Member)

Key Qualifications and Skills: `C-Suite` `Cyber` `Finance` `Risk` `Technology`

Current Business Experience

- President and Chief Executive Officer at Battelle Memorial Institute (since 2017)

Prior Business Experience

- Chief Executive Officer at DynCorp International
- Executive Vice President and President, National Security Sector at Leidos Holdings, Inc.
- President and Corporate Vice President at General Dynamics Corp
- Senior Vice President, Operations at General Dynamics Corp
- Various management positions at General Dynamics Corp

Education

- B.S. (Electrical Engineering), Kansas State University
- M.S. (Electrical Engineering), Rutgers, The State University of New Jersey

The Following Director with a Term Ending in 2025 is Retiring and Not Standing for Re-Election



GENERAL LESTER L. LYLES, USAF (RET.)

Age: 78 | **Director since:** 2007 | **Chair of the Board since:** 2019 | **Independent**

KBR Board Committees: Cybersecurity Committee and Nominating and Corporate Governance Committee

Other Public Company Boards: None

Current Affiliations: American Institute of Aeronautics and Astronautics (Fellow); Frontier Technology Inc. (Director); National Air and Space Museum Board (Member); National Space Council Users' Advisory Group administered by NASA (Chairman); JobsOhio (Director); and National Academy of Engineering (Inducted Member)

Previous Affiliations: Battelle Memorial Institute (Director); Defense Science Board in the Pentagon (Member); General Dynamics Corporation (Director); International Security Advisory Board at the U.S. Department of State (Member); Precision Castparts Corp. (Director); President's Intelligence Advisory Board in the White House (Member); and United Services Automobile Association (Chair)

Key Qualifications and Skills: Cyber | Finance | Risk | Sustainability | Veteran

Current Business Experience

- Independent Consultant (since 2003)

Prior Business Experience

- Retired Four-Star General of the U.S. Air Force
- Commander of the U.S. Air Force Materiel Command
- Vice Chief of Staff of the Headquarters of the U.S. Air Force
- Director of the Ballistic Missile Defense Organization
- Commander of the Space and Missile Systems Center

Education

- B.S. (Mechanical Engineering), Howard University
- M.S. (Mechanical and Nuclear Engineering), Air Force Institute of Technology Program, New Mexico State University
- Defense Systems Management College, Fort Belvoir, Virginia
- Armed Forces Staff College, Norfolk, Virginia
- National War College, Fort Lesley J. McNair, Washington, D.C.
- National and International Security Management Course at Harvard University
- Honorary Doctor of Laws degrees from New Mexico State University and Urbana University

Board and Governance Structure

We are committed to good corporate governance and to effective communication with our stockholders. This section describes our governance policies and practices, and the roles, duties, and responsibilities of the Board of Directors and each of its committees. See the section titled " Corporate Governance Materials" to learn how to find our policies, practices, and committee charters.

Role of the Board of Directors

BOARD OPERATIONS



Q1	**Q2**	**Q3**	**Q4**
• Management and Financial Update • Fiscal Year Review	• Management and Financial Update • ERM Update • Investor Relations Update	• Management and Financial Update • ERM Update • Strategic Review	• Management and Financial Update • Annual Plan Budget • Talent and Succession Planning

97%
ATTENDANCE AT ALL BOARD AND COMMITTEE MEETINGS

The Board of Directors represents the interests of our stockholders in maintaining a successful business. Specifically, the Board of Directors oversees the effectiveness of management's policies and decisions, including the execution of KBR's strategies, with a commitment to enhancing stockholder value over the long term. To this end, Board members are expected to act in the best interests of all stockholders, to be knowledgeable about our businesses, to exercise informed and independent judgment, and to understand general economic trends and conditions, as well as trends in corporate governance.

Our Board Leadership Structure

Our Corporate Governance Guidelines currently provide that if the Chairperson of the Board is not from among the directors of the Corporation who are not also executive officers of the Corporation ("Non-Management Directors"), the Board will have a Lead Independent Director, to be designated by the Board from the Non-Management Directors. The Board reviews its leadership structure from time to time to determine whether this continues to best serve KBR and our stockholders, considering factors such as the current composition of the Board, Board effectiveness, and the current and future needs of KBR.

On December 17, 2024, General Lester Lyles, USAF (Ret.) notified our Board of Directors of his decision to retire from service on the Board of Directors, effective as of the conclusion of this Annual Meeting. In considering the current composition of the Board of Directors, the benefits of refreshment and implementing effective future succession planning of the Board of Directors, the Board of Directors approved the following changes to our Board Leadership Structure:

- Beginning at the conclusion of this Annual Meeting and continuing until such time as the Board may determine otherwise, there will be a combined CEO and Chair role; and

- Beginning at the conclusion of this Annual Meeting and continuing until such time as the Board may determine otherwise, there will be a Lead Independent Director role to complement the new combined CEO and Chair role.

The Board believes that the unified Chair and Chief Executive Officer roles, combined with the robust authority given to the Lead Independent Director, effectively represents the interests of stockholders and enables the Board to discharge appropriate levels of independence, oversight and responsibility to serve the Company.

Accordingly, following the Annual Meeting, Mr. Stuart J. B. Bradie will begin service as the new Chair of our Board of Directors. Mr. Bradie has served as President and Chief Executive Officer of KBR for over a decade and has over thirty years of industry experience. Under Mr. Bradie's leadership, KBR has experienced strong and steady growth and expansion of its businesses and significant achievements and successes in securing new partnerships and contract work. Mr. Bradie has also introduced, built and cultivated a pervasive Zero Harm culture at KBR, prioritizing and supporting employees' health, safety, and wellness. The Board is confident that, with Mr. Bradie's experience, deep knowledge and dedication to KBR, he will effectively lead the Board in his new combined CEO and Chair role.

Concurrently with Mr. Bradie's appointment as Chair, Lt. General Wendy M. Masiello, USAF (Ret.) will begin service as the new Lead Independent Director of our Board of Directors. Lt. General Masiello has served on the Board of Directors since 2017 and brings a wealth of experience in cybersecurity, finance, risk, sustainability, technology and government defense work. During her time on the Board of Directors, she has served on numerous committees: she currently serves as Chair of the Cybersecurity Committee and as a member of the Compensation Committee and the Sustainability and Corporate Responsibility Committee, and she previously served as a member on the Audit Committee. Her strong government experience has been integral in overseeing the expansion of KBR's Government Solutions business, and her technology and cyber background has been valuable in overseeing the growth of our Sustainable Technology Solutions business. The Board of Directors is confident in Lt. General Masiello's ability to effectively serve as the Lead Independent Director and facilitate communications between the independent directors, the CEO/Chair, and the rest of management and KBR stockholders.



Stuart J. B. Bradie

Chair of the Board and CEO

- Manages the overall functioning of the Board
- Promotes open and transparent dialogue during Board and committee meetings
- Sets the strategic direction for KBR
- Provides day-to-day leadership over KBR's operations
- Focuses on execution of KBR's business strategy, growth, and development
- Sets the tone-at-the top for the One KBR culture
- Develops and oversees enterprise-wide initiatives



Lt. General Wendy M. Masiello, USAF (Ret.)

Lead Independent Director

- Collaborates with the Chair of the Board-Chief Executive Officer to set meeting agendas and the annual schedule of Board meetings
- Establishes the agenda for and presides at executive sessions of Non-Management Directors and briefs the Chair of the Board-Chief Executive Officer on issues arising from executive sessions
- Serves as the liaison between the Non-Management Directors and the Chair of the Board-Chief Executive Officer
- Works with the Nominating and Corporate Governance Committee and the Chair of the Board-Chief Executive Officer on the Board succession and refreshment process, including interviewing director candidates and making recommendations to the Nominating and Corporate Governance Committee and the Board

Our Board is currently led by a Chair who is recommended by the Nominating and Corporate Governance Committee and appointed by the full Board. Our Board does not have a policy as to whether the roles of Chair of the Board and CEO should be separate or combined. Our Board believes that it is important to retain its flexibility to allocate the responsibilities of the offices of the Chair and Chief Executive Officer in any way that is in the best interests of KBR and its shareholders at a given point in time.

The Lead Independent Director role is a new position created to ensure the continued effectiveness of our independent directors, whereby the Lead Independent Director will act as a liaison between the CEO and Chair and the other directors, assess the performance and succession planning of the CEO and Chair, provide a meaningful point of contact for shareholders to raise concerns and ask questions, and help maintain KBR's strong corporate governance by providing independent oversight and facilitating effective communication and building consensus within our Board of Directors.

Our CEO is responsible to the Board for the overall management and functioning of the Company. KBR's Corporate Governance Guidelines provide for two important checks on the CEO's authority:

- The CEO may not serve on any Board committees, and
- The CEO's performance evaluation includes a review of how well he keeps the Board informed on matters affecting the Company and its operating units.

KBR's Board of Directors has determined that its current leadership structure is appropriate at this time.

Director Independence

Our Corporate Governance Guidelines provide that at least two-thirds of the Board must be independent directors. Directors are considered independent if they are not involved in any material relationships with KBR, either directly or indirectly. Our Corporate Governance Guidelines set forth specific independence standards that are consistent with the requirements of the U.S. Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE").

The Nominating and Corporate Governance Committee periodically reviews KBR's definition of independence and the Board's compliance with our independence standards.

Our directors complete independence questionnaires at least annually. Our Board determines the independence of its members generally and considers whether various committee members meet the heightened independence or other requirements prescribed by the NYSE and SEC. Our Board determined that all our current directors are independent except Mr. Bradie, who serves as KBR's president and chief executive officer. Our Board determined that, if elected to the Board of Directors, Lewis Von Thaer will also be independent under the standards and requirements set forth under applicable SEC and NYSE rules.

Our Board believes that its membership should include no more than two directors who are also employees of KBR, though this number is not an absolute limitation. We believe KBR's chief executive officer should always be a member of the Board. Our chief executive officer has been the only executive director since KBR became an independent public company.

Committees of the Board

KBR's Board does a substantial portion of its analysis and work with five standing committees, each of which is composed entirely of independent directors.

Our Board approved charters for each of the committees that govern and set forth their respective duties, responsibilities, and actions. These charters are available on KBR's website at kbr.com/en/who-we-are/our-company/corporate-governance. Each committee reviews its charter annually and recommends changes, as necessary, to the Board.

		Board and Committee Member Meeting Attendance Rate in 2024	Audit Committee	Compensation Committee	Cybersecurity Committee	Nominating and Corporate Governance Committee	Sustainability and Corporate Responsibility Committee
Stuart Bradie*	Chair of the Board	100%					
Joseph Dominguez		100%		Member	Member		
Lynn Dugle		100%		Member	Member	Committee Chair	
Nchacha Etta	Audit Committee Financial Expert	100%	Member				Member
Lester Lyles*	Chair of the Board	94%			Member	Member	
John Manzoni	Audit Committee Financial Expert	100%	Member				Member
Wendy Masiello**	Lead Independent Director	100%		Member	Committee Chair		Member
Jack Moore		100%		Committee Chair	Member	Member	
Ann Pickard		100%		Member			Committee Chair
Carlos Sabater	Audit Committee Financial Expert	100%	Committee Chair			Member	
Lewis Von Thaer***							
Number of Meetings in 2024			10	5	4	5	4
Committee Member Attendance in 2024			100%	100%	100%	100%	100%

Chair of the Board | Lead Independent Director | Committee Chair | Member | Audit Committee Financial Expert

* General Lyles will serve as Chair of the Board of Directors until his retirement from the Board of Directors at the conclusion of the Annual Meeting. Effective as of the conclusion of the Annual Meeting, Mr. Bradie will serve as Chair of the Board of Directors.

** Effective as of the conclusion of the Annual Meeting and concurrent with Mr. Bradie's appointment as Chair of the Board, Lt. General Masiello will serve as Lead Independent Director of the Board of Directors.

*** Mr. Von Thaer's committee memberships will be determined after the Annual Meeting, subject to his election by KBR's stockholders to the Board of Directors.

The information in the above table does not include Mr. Mark Baldwin, who retired from the Board of Directors on December 7, 2024; however, in 2024, he attended every meeting of the Board of Directors and every meeting of each committee on which he served.

The current composition as of March 17, 2025, purpose, duties, and responsibilities of each committee are summarized on the next several pages.

AUDIT COMMITTEE



Members:

Carlos A. Sabater (**Chair**)
Nchacha E. Etta
Sir John A. Manzoni KCB

Meetings in 2024: 10

Attendance: 100%

Audit Committee Report:
Page 101

The Audit Committee:

- reviews and discusses with management and the independent auditors, and recommends to the Board for approval, KBR's annual audited financial statements, disclosures made in management's discussion and analysis of financial condition and results of operations ("MD&A"), KBR's internal controls report, and the independent auditors' attestation of the report in KBR's annual report on Form 10-K;
- reviews and discusses with management and the independent auditors KBR's quarterly financial statements and MD&A disclosures in KBR's quarterly reports on Form 10-Q;
- reviews our earnings press releases and use of any non-GAAP financial measures;
- reviews and reports to the Board the scope and results of audits by our principal independent public accountants and our internal auditors;
- reviews and discusses with management and the independent auditors any issues and judgments regarding KBR's accounting principles and financial statement presentations;
- reviews and discusses with management (including the head of internal audit) and the independent auditors the effectiveness of our system of disclosure controls and internal controls, as well as critical audit matters;
- reviews KBR's major financial risk exposures and risk management policies;
- reviews and takes appropriate action with respect to any reports concerning legal and regulatory compliance or breaches of fiduciary duty;
- reviews and oversees KBR's internal audit function;
- engages our independent auditing firm each year, reviews the audit and other professional services rendered by the firm, periodically reviews the firm's qualifications, performance and independence, and reviews our policy on hiring the firm's current or former personnel;
- confirms the regular rotation of audit partners as required by law;
- reviews KBR's processes for identifying related party transactions and approves related party transactions as needed;
- reviews and verifies compliance with our Code of Business Conduct and establishes policies on making exceptions to the code;
- establishes procedures for the confidential and anonymous submission, receipt, retention, and treatment of complaints received by KBR regarding accounting, internal accounting controls, or auditing matters;
- reviews with the Sustainability and Corporate Responsibility Committee and with management the internal controls, processes and disclosures relating to sustainability, human capital management, and corporate responsibility matters;
- reviews with the Cybersecurity Committee and with management the internal controls, processes and disclosures relating to cybersecurity, artificial intelligence and information technology matters;
- prepares and publishes an annual Audit Committee report, which is included in this proxy statement; and
- meets periodically in separate executive sessions with management (including KBR's Chief Financial Officer and General Counsel), the internal auditors, and the independent auditors and has such other direct and independent interaction with such persons from time to time as appropriate.

Our Board determined that each member of the Audit Committee is financially literate and qualifies as an "audit committee financial expert," as defined in SEC rules. In addition, each member of the Audit Committee is "independent" under the standards prescribed for audit committee members by NYSE and SEC rules.

COMPENSATION COMMITTEE



Members:

Jack B. Moore (**Chair**)
Joseph Dominguez
Lynn A. Dugle
Lt. General Wendy
M. Masiello
Ann D. Pickard

Meetings in 2024: 5

Attendance: 100%

Compensation Committee Report:
Page 80

The Compensation Committee:

- evaluates and advises the Board regarding the compensation policies applicable to our executive officers, including the specific relationship between corporate performance and executive compensation;
- reviews and recommends to the Board the corporate goals and objectives relevant to compensation for the CEO, the CEO's performance in light of these established goals and objectives, and the CEO's compensation package based on this evaluation, the results of the most recent Say-on-Pay Vote and other relevant factors;
- reviews the CEO's recommendations with respect to, and approves, the compensation to be paid to KBR's other executive officers consistent with the general compensation policies established by the Board and having considered the results of the most recent Say-on-Pay Vote;
- reviews and makes recommendations to the Board with respect to incentive compensation and other stock-based plans and identifies and sets financial and/or non-financial performance related metrics as targets;
- reviews and approves the selection of comparable peer group companies for the purpose of benchmarking CEO and other executive officers' compensation;
- administers KBR's incentive compensation and other stock-based plans, including the equity grant policy;
- reviews and discusses with management the "Compensation Discussion and Analysis" and determines whether to recommend to the Board that it be included in KBR's annual proxy statement or annual report on Form 10-K;
- prepares and publishes an annual executive compensation report, which is included in this proxy statement;
- reviews the risk assessment of KBR's compensation plans to ensure that the programs do not create risks that are reasonably likely to have a material adverse effect on KBR;
- reviews and approves the creation or revision of any clawback policy allowing KBR to recoup compensation paid to employees, including KBR's Procedure for the Recovery of Erroneously Awarded Compensation and any other clawback policies adopted to satisfy the minimum clawback requirements adopted under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the regulations thereunder or any other applicable law or securities exchange listing standard, and to oversee the implementation and enforcement of any such clawback policy;
- periodically reviews the compensation paid to non-executive directors and makes recommendations to the Board regarding any adjustments;
- selects an independent compensation consultant or other adviser to assist the committee in its work; and
- approves disclosures and makes recommendations to the Board regarding the disclosures on KBR's Advisory Vote on Executive Compensation and Advisory Vote on the Frequency of Advisory Votes on the Named Executive Compensation included in KBR's annual proxy statement.

Our Board determined that each member of our Compensation Committee is a "non-employee director" as defined in SEC rules.

CYBERSECURITY COMMITTEE



Members:

Lt. General Wendy
M. Masiello (**Chair**)
Joseph Dominguez
Lynn A. Dugle
General Lester L. Lyles
Jack B. Moore

Meetings in 2024: 4

Attendance: 100%

The Cybersecurity Committee:

- reviews with management the status of KBR's information technology systems and risks relating to information technology;
- oversees global data privacy and security regulations compliance and requirements and assesses the effectiveness of the systems, controls, and procedures used to ensure compliance;
- reviews with management KBR's data security incident response plan and program, both with respect to cybersecurity incidents and information technology system and/or infrastructure disruptions not in connection with a cyber-attack or security breach;
- oversees the selection, appointment, and retention of outside advisors to review KBR's cybersecurity and data privacy program and otherwise support the Cybersecurity Committee;
- reviews the plans and methodology for the periodic review and assessment of KBR's data protection program by outside advisors, if applicable;
- reviews with management and outside advisors the findings and corresponding remediation plans from reviews, assessments, and audits of KBR's data protection program;
- reviews with management the assessment of how KBR's cybersecurity and data privacy programs align with industry frameworks and standards;
- reviews with management and reports to the Board with respect to any significant cybersecurity or data privacy incident;
- reviews with the Audit Committee and reports to the Board as appropriate any disclosures made by KBR in regards to any material cybersecurity breach or incident;
- reviews and discusses with management the laws, regulations, and significant legislative and regulatory developments that could materially impact KBR's cybersecurity and data privacy risk exposure, and evaluates the integrity of KBR's information technology systems, processes, policies, and controls to maintain compliance;
- reviews with the Audit Committee and with management the adequacy of KBR's disclosure controls and procedures related to cybersecurity, artificial intelligence and information technology issues;
- reviews and discusses with management the current data protection best practices utilized by government entities and companies in our industry in comparison to the practices of KBR;
- reviews the appropriateness and adequacy of KBR's cyber insurance coverage;
- reviews and reports to the Board with respect to the budget and resources allocated to cybersecurity and data privacy programs; and
- meets periodically in separate executive session with KBR's General Counsel, Chief Information Officer, and Chief Information Security Officer.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE



Members:

Lynn A. Dugle (**Chair**)

General Lester L. Lyles

Jack B. Moore

Carlos A. Sabater

Meetings in 2024: 5

Attendance: 100%

The Nominating and Corporate Governance Committee:

- develops, implements, and reviews KBR's corporate governance guidelines;
- develops and implements a process to assess Board and committee effectiveness;
- identifies and evaluates individuals qualified to become Board members, consistent with Board-approved criteria, NYSE listing standards, and other applicable requirements;
- develops and updates criteria for Board membership and determines the composition of the Board and its committees;
- reviews and makes determinations annually regarding each director's continuation on the Board, independence status and membership on committees;
- reviews and regularly reports to the Board on succession plans and management development programs for members of executive management and the CEO;
- reviews and recommends to the Board the Section 16 officer determinations;
- establishes procedures for stockholders to recommend individuals for consideration as possible candidates for election to the Board;
- establishes and maintains a Board action plan to address shareholder activism;
- reviews shareholder proposals submitted for inclusion in KBR's proxy statement and recommends any responses to the Board;
- determines stock ownership guidelines for KBR's directors; and
- reviews and recommends ways that KBR can enhance shareholder relations.

Our Board determined that each member of the Nominating and Corporate Governance Committee is independent as defined in NYSE listing standards.

SUSTAINABILITY AND CORPORATE RESPONSIBILITY COMMITTEE



Members:

Ann D. Pickard (**Chair**)

Nchacha E. Etta

Sir John A. Manzoni KCB

Lt. General Wendy

M. Masiello

Meetings in 2024: 4

Attendance: 100%

The Sustainability and Corporate Responsibility Committee:

- reviews KBR's policies relating to sustainability, human capital management, and corporate responsibility ("SHCMCR"), including processes to ensure compliance with applicable laws and regulations;
- reviews and provides feedback on the management of current and emerging SHCMCR issues;
- oversees KBR's activities in managing major SHCMCR risk exposures;
- oversees and receives presentations at least annually from KBR's Chief HSSE Officer, Chief Sustainability Officer, and Chief People Officer;
- reviews KBR's political and charitable contributions and social responsibility activities;
- reviews and oversees KBR's SHCMCR strategies and the implementation thereof, including carbon dioxide emission neutrality and other sustainability goals;
- reviews KBR's public sustainability report and any other applicable public disclosures relating to SHCMCR and (in coordination with the Audit Committee) the adequacy of KBR's disclosure controls and procedures related to those reports;
- oversees KBR's development and implementation of its human capital management, including its commitment to the Employee Value Proposition, and discusses with management reports regarding the development, implementation, and effectiveness of KBR's policies relating to human capital management;
- oversees KBR's compliance and plans for compliance in light of new and evolving laws, regulations, rules and policies relating to climate risk, sustainability, voluntary carbon credits and offsets, human capital management and other related matters, and (in coordination with the Audit Committee) discusses with management any such developments that may materially impact KBR's related risk exposures; and
- ensures KBR has policies and procedures and periodically reviews such policies and procedures to protect our culture and values, ensure fundamental human and workplace rights, prohibit all forms of forced labor and human trafficking, ensure we operate transparently and with integrity, support human capital management, and build a safe and resilient business that considers climate risk and other sustainability issues.

Enterprise Risk Management

ERM Framework

The KBR Enterprise Risk Management Organization administers a fully integrated, enterprise-wide risk management ("ERM") framework. The framework enhances business resilience by encouraging uncertainty anticipation and resolution at all levels — from project to enterprise, globally, across all business units. The ERM team reports to the Chief Compliance Officer (who reports to the General Counsel).

The framework is key to enabling global, real-time visibility of KBR's risk profile, where crucial adjustments are the result of risk-based strategy decisions, which in turn lead to value-added communications to stakeholders. KBR's ERM mission is essential to growing a successful and sustainable business.


CORPORATE FUNCTIONS
BOARD
Advice & Oversight
EXECUTIVE LEADERSHIP TEAM
Enterprise Risk & Opportunity
Enterprise Strategy
GLOBAL BUSINESS UNIT LEADERSHIP
Business Unit Risk & Opportunity
Business Unit Strategy
PROJECTS
Projects Risk & Opportunity
Projects Strategy

This inter-connected approach is a consistent, scalable, and auditable means for us to identify and manage existing and emerging risks and opportunities, both internal and external, for KBR's current and future operations, at project, business unit, corporate function, and enterprise levels.

The KBR ERM Framework comprises six phases: Identification, Assessment, Analysis, Mitigation, Monitoring, and Evaluation. This approach helps leadership see KBR's changing risk profile and enables informed strategy decisions and adjustments, better communications to stakeholders, and a common focus based on consistent and reliable data.


IDENTIFICATION
EVALUATION
ASSESSMENT
MITIGATION
ANALYSIS
MONITORING

ERM Program

Risk Management, as one of KBR's 10 Sustainability Pillars (as described in the section titled " Sustainability and KBR"), is key to driving KBR to sustainable business growth. Our resilience, success, and continued evolution depends on our ability to anticipate and respond to the constantly changing risks in our existing and future operating environments. By rooting ERM principles and practices in our culture and across our operations, we can consistently visualize the entire risk landscape, mitigate threats, capitalize on opportunities, and create value and predictable outcomes.

Every employee is empowered to identify risks and opportunities. Under KBR's ERM Policy, every risk and opportunity is assigned to an owner, who is accountable for the ongoing management of the risk or opportunity, including the development and implementation of mitigation plans through to successful conclusion.

Risks and opportunities are identified and assessed consistently at the project, business unit, and enterprise levels:

- Stakeholder and multi-disciplinary subject-matter experts identify risks and opportunities and their owners.
- Owners develop detailed description, risk window, and applicability. Risks are categorized within the two-tier risk breakdown structure (taxonomy).
- Owners assess (score) risks and opportunities using a global scoring matrix for probability, commercial impact, schedule impact, reputational impact, and manageability, in three circumstances: Original (inherent, unmitigated risk), Current (residual, mitigated with existing controls and actions), and Target (acceptable position).
- Owners develop responsive action plans, including due dates and action owners.
- Owners and project/business unit/enterprise ERM focal points regularly review risk/opportunity status, current score, and the effectiveness of action plans.

All risks and opportunities are managed on our cloud-based platform, which provides consistency and real-time data analytics and reporting.

KBR's Executive Leadership Team ("ELT") convenes for dedicated risk and opportunity reviews at least three times per year. The outputs are reported to our Board twice per year, and to individual business units and projects on a regular basis. This flow of information facilitates management of risks and opportunities, on an ongoing basis, using the ERM process and tools to provide real time risk-based data.

The ELT review of enterprise risks and opportunities is carried out in the context of the changing risk and opportunity landscape and KBR's strategy, which is embedded in the process such that strategy and the interconnected risks and opportunities are aligned.

Board Oversight of ERM

Risk oversight is an integral part of the role of KBR's Board of Directors. KBR's Board holds discussions regarding risks and opportunities throughout the year.

The outputs from the ERM Program are formally presented to our Board twice per year. The ERM report includes strategic, operational, HSSE, information technology and cybersecurity, financial, geopolitical, sustainability and any new developing areas of risks and opportunities, as well as management's assessment of their likelihood and impact, the perceived trend for each (whether increasing, decreasing, or stable), and the measures being taken to monitor and manage those risks and opportunities.

While our Board has overall oversight responsibility for KBR's ERM Program, various committees of the Board also have the following responsibilities for risk oversight:

 BOARD OF DIRECTORS

- Reviews periodic risk reports, including strategic, operational, financial, and hazard risks, as well as management's assessment of their likelihood and impact, the perceived trend for each risk (whether increasing, decreasing or stable), and the measures being taken to monitor and manage those risks.
- Reviews legal and compliance risks.
- Approves project prospects and merger and acquisition prospects exceeding a prescribed amount of expected revenues, after considering related commercial, legal and financial risks, agreement terms, and integration process.

EXECUTIVES VIA KBR'S ENTERPRISE RISK MANAGEMENT FRAMEWORK

- Guide all business segments in consistently implementing KBR's ERM Policy and Framework.
- Report periodically to the Board on KBR's changing risk profile, enabling risk-based strategy decisions and improved communications to stakeholders.

AUDIT COMMITTEE

- Reviews with management KBR's significant financial risk exposures, as well as other areas of risk exposure if requested by the Board, and management's actions to monitor and mitigate those exposures.
- Receives periodic reports about potential exposure areas, including litigation, liquidity and capital resources, financial reporting and disclosures, and regulatory and tax risks.
- Assesses in-depth periodic reports from management regarding ethics and compliance issues, and findings from our risk assessment and control monitoring activities, such as internal controls testing, internal audits, and foreign exchange risk management.
- Conducts private sessions with KBR's Chief Financial Officer, Chief Accounting Officer, Vice President of Internal Audit, and General Counsel at each regular meeting, and with the independent auditors at each meeting prior to the release of quarterly and annual results.
- Provides a report to the full Board at each regular meeting to ensure the entire Board is informed of matters that the Audit Committee determines warrant full Board discussion.

COMPENSATION COMMITTEE	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	CYBERSECURITY COMMITTEE	SUSTAINABILITY AND CORPORATE RESPONSIBILITY COMMITTEE
• Regularly considers whether incentive awards and the related performance goals are aligned with our Code of Business Conduct and do not encourage undue risk-taking. • Oversees annual compensation risk assessment and, if appropriate, recommends changes to our compensation program to mitigate potential risks.	• Oversees compliance risks related to KBR's governance structure and policies. • Reviews succession plans and management development programs for senior executive management to ensure business continuity.	Oversees KBR's information technology systems (i.e., processes, policies, controls and procedures) to: • identify, assess, and manage risks related to cybersecurity and data privacy; • respond to and manage cybersecurity threats, including cybersecurity incidents; and • comply with legal and regulatory requirements governing data security and protection.	• Oversees KBR's activities in managing its major risk exposures within the sustainability, climate, environment, human capital management, workforce health, safety, and physical security, and corporate responsibility development areas. • Receives periodic reports from KBR's Global Sustainability Committee related to these risk exposures and KBR's efforts to mitigate the potential risks.

Our Board has aligned the ERM Program with KBR's strategic goals, linking risk management to business performance. This robust program quickly identifies and assesses risks, ensuring timely and appropriate responses. Regular evaluations by the Board refine strategies, keeping KBR ahead of emerging risks.

Management Succession Planning

As required by our Corporate Governance Guidelines, our Board, with input from the Nominating and Corporate Governance Committee, Chair of the Board, and CEO, regularly reviews KBR's succession plan and management development programs for all senior management positions. One of the elements that the CEO is evaluated on each year is the robustness of the executive succession plan, including assessment and development of internal candidates for the CEO and top-level executive positions.

The entire Board addresses issues relating to CEO succession planning regularly, and no less than annually, facilitated by the non-executive Chair of the Board. While the Nominating and Corporate Governance Committee performs the initial review of KBR's succession plans and makes recommendations to the Board as necessary, the entire Board has primary responsibility for CEO succession planning and develops both long-term and contingency plans for this purpose. This process necessarily involves developing and reviewing criteria for the CEO position that reflect KBR's business strategy and identifying and developing internal candidates or recognizing the need for external candidates, as appropriate.

Board and Committee Evaluations

At the direction of our Nominating and Corporate Governance Committee, we conduct an annual evaluation process to assess the performance of and enhance the overall effectiveness of our Board and its standing committees.

This process begins with our non-executive directors completing questionnaires regarding the performance of our Board as a group and the performance of each Board committee they serve. The questionnaires cover matters such as the effectiveness of the Board's or committee's composition, the quality of discussions at meetings, the adequacy of the Board's or committee's risk assessments, Board and committee culture, quality of engagement with management and other directors, access to information and management support, coordination among committees, areas of contribution, and areas for further development.

The Nominating and Corporate Governance Committee presents the results of the questionnaires, which are compiled anonymously, to our Board and committees at regularly scheduled meetings. The Board and each committee discuss the results and findings of the questionnaires and identify areas for future focus or continued improvement.

As a result of this evaluation process, the Board and Board committees instituted several enhancements, including to committee composition, Board processes, Board succession planning, meeting agendas, director education, and other resources. These changes have also allowed more time for discussion, debate, and detailed reviews of key risk areas and opportunities, which drives strategic priorities and facilitates stronger governance and oversight. They have also sharpened the focus on strategic trends for KBR and augmented the Board's engagement and interaction with senior management and emerging talent within KBR.

Board Refreshment

Process for Selecting New Directors

The Board has delegated to the Nominating and Corporate Governance Committee the duty of selecting and recommending prospective nominees to the Board for approval. The Nominating and Corporate Governance Committee considers suggestions of candidates made by current committee and Board members, KBR management, and stockholders. The Committee also may retain an independent executive search firm to identify candidates for consideration. Stockholders may suggest candidates for nomination by contacting the Nominating and Corporate Governance Committee in the manner provided under the section titled " How to Contact the Board." Candidates suggested by stockholders will be evaluated through the same process as candidates identified by the Nominating and Corporate Governance Committee, the Board, and KBR management.

BOARD REFRESHMENT
Since 2020:

7 NEW INDEPENDENT DIRECTORS (including one director nominee in 2025)

2020	**1** new director	2021	**2** new directors	2022	**1** new director	2024	**2** new directors	2025	**1** new director nominee

---

1

IDENTIFY CANDIDATE

The Committee considers suggestions of candidates made by current committee and Board members, KBR management, stockholders, and executive search firms.

2

PRELIMINARY REVIEW OF CANDIDATE INFORMATION

The Committee reviews information provided by the person recommending the candidate and the committee's (and other Board members') knowledge of the candidate to determine whether to carry out a full evaluation. This preliminary determination is based on the need for additional Board members (or for directors with particular skills or experience) and assesses the likelihood that the candidate will meet the Board membership criteria listed on the next page.

3

EXTERNAL REPORT BY EXECUTIVE SEARCH FIRM

If a candidate warrants additional consideration, the Nominating and Corporate Governance Committee may request an independent executive search firm to gather information about the candidate's background, experience, and reputation, and to report its findings to the committee. After reviewing that report, the committee then determines whether to interview the candidate.

4

INTERVIEW WITH CANDIDATE

Interviews are carried out by one or more members of the committee and others as appropriate.

5

COMMITTEE RECOMMENDATION

Once the evaluation and interview are completed, the committee provides feedback and recommendations to the Board. The Board makes a determination of nominees after reviewing that input.

Director Qualifications

Candidates nominated for election or re-election to the Board of Directors should possess the following qualifications:

- the highest personal and professional ethics, integrity and values;

- an inquiring and independent mind;

- practical wisdom and mature judgment;

- broad training and experience at the policy-making level in business, government, or technology;

- expertise that is useful to KBR and complementary to the background and experience of other Board members;

- willingness to devote the required amount of time to carrying out the duties and responsibilities of Board membership;

- commitment to serve on the Board for several years to develop knowledge about KBR's principal operations;

- willingness to represent the best interests of all stockholders and objectively appraise management performance; and

- involvement only in activities or interests that do not create a conflict with a director's responsibilities to KBR and our stockholders.

The Nominating and Corporate Governance Committee is responsible for assessing the appropriate mix of skills and characteristics required of Board members in the context of the needs of the Board at a given point in time. These criteria are periodically reviewed and updated. The Nominating and Corporate Governance Committee may consider business and other relevant experience, education, areas of expertise, and cultural and personal background when evaluating individual candidates.

Stockholder Engagement

We actively engage with our investors throughout the year. Senior executives meet with analysts and investors at our Investor Days and host Investor Calls, and our Corporate Secretary reaches out to our largest 25 investors twice a year.

In 2024 we met or initiated contact with investors representing	**How we engaged with investors**	**Topics discussed with our investors**
≈**68**% of our outstanding shares	 **We bi-annually invite our largest 25 investors** to discuss agenda items for the annual meeting, topics to consider for the next proxy season, and any other items that interest them.	• governance and financial performance of the company • our executive compensation program, the say-on-pay proposal, and other agenda items for the annual meeting, as well as say-on-pay results and actions to be taken after our annual meeting
100% of our top 25 investors	 **We regularly report our investors' views to our Board of Directors.** Our Compensation Committee considers these views when developing our executive compensation program, and our Sustainability and Corporate Responsibility Committee considers these views when reviewing our sustainability goals and progress.	• environmental, social, and governance matters • recent and upcoming improvements in our proxy statement and sustainability report disclosures
	 **We engage through quarterly conference calls,** our investor relations website, and individual meetings and calls.	

Director Orientation and Education

During director orientation, our new directors typically meet with the rest of our Board and senior executives before attending their first Board and committee meetings. These preliminary meetings ensure that our new directors are well-informed about KBR's current matters in addition to the broad scope of our businesses. Our new directors also visit project sites and attend town hall meetings to gain more in-depth knowledge of our business practices, including Zero Harm.

Continuing education for our directors is both important and necessary due to the fast pace at which business and technology are evolving. Generally, every quarter our Board is presented with an educational program. Recent topics have included cybersecurity, data protection, data privacy, digitalization, internal controls, governance, sustainability, and workplace culture. In addition, our directors participate in continuing education outside KBR (at KBR's expense) covering a wide range of topics, such as audit matters, board effectiveness, cybersecurity board governance, finance, and strategy and innovation.

Board Practices and Procedures

Attendance at Meetings

Board members are expected to make every effort to attend the meetings of the Board and the committees of the Board on which they serve, as well as annual stockholder meetings. KBR's directors attended 97% of the aggregate of all meetings of the Board and all meetings of each of the five standing committees during 2024. All of our current directors attended our 2024 Annual Meeting of Stockholders except for Mr. Nchacha Etta, who joined our Board of Directors in August 2024, which was after the 2024 Annual Meeting of Stockholders.

The Board of Directors meets each year immediately following the Annual Meeting of Stockholders and at least four other times per year. Additional regular meetings are scheduled as needed, and special meetings may be called by the Chair of the Board, the Chief Executive Officer, the President, the Corporate Secretary, or a majority of the directors in office. KBR's Bylaws permit action to be taken without a meeting if all members of the Board consent to such action in writing or by electronic transmission. During 2024, the Board of Directors held seven regular meetings, three of which were conducted virtually, and one special meeting. The Chair of the Board presides at all Board meetings.

During regular Board meetings, KBR's independent non-executive directors meet in scheduled executive sessions, presided over by our independent, non-executive Chair of the Board. During 2024, the non-executive directors met without management seven times.

Retirement Policy

Non-management directors may not seek re-election once they reach the age of 75; however, this retirement age may be extended under special circumstances if the Board deems it to be in the best interest of KBR. For each of the 2021, 2022, and 2023 annual meetings of stockholders, the Board approved the recommendation of the Nominating and Corporate Governance Committee to grant a 12-month extension to the mandatory retirement age for General Lester Lyles, our independent, non-executive Chair of the Board, who turned 75 in April 2021.

In 2024, the Nominating and Corporate Governance Committee and the Board determined that it was in the best interest of KBR to further delay General Lyles's mandatory retirement because they believed it was crucial to maintain his leadership and benefit from his significant knowledge, skills, and industry experience, including in the government, defense, and space fields. General Lyles agreed to continue serving on the Board for another year following KBR's 2024 annual meeting of stockholders, and the Board approved the recommendation of the Nominating and Corporate Governance Committee to grant a fourth, 12-month extension to the mandatory retirement age for General Lyles. On December 17, 2024, General Lyles notified our Board of his decision to retire from service on the Board, effective as of the conclusion of the 2025 annual meeting of stockholders.

Any director who retires from their principal current employment or experiences a material change to their employment status shall promptly notify the Board and offer to tender a letter of resignation to the Board, shall only be effective if the Board accepts the resignation.

Management directors must retire from the Board at the same time they leave employment with KBR unless the Board approves continued service as a director.

Service on Other Boards

KBR directors may not serve on the boards of directors of more than three other publicly held companies or investment companies. In addition, directors serving on the KBR Audit Committee may not serve on the audit committees of more than two other public companies. Directors must advise the chair of the Nominating and Corporate Governance Committee before accepting an invitation to serve on another board.

Anti-Hedging Policy

Our anti-hedging policy prohibits all directors, employees, and agents from speculative trading in our securities; engaging in hedging transactions using our securities; "short selling" our securities; and trading derivative securities, such as put options, call options, swaps, or collars related to our securities.

Trading in Company Securities

We have adopted a trading in company securities policy governing the purchase, sale, and other dispositions of securities of the Company by directors, officers, and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules, and regulations. Our trading in company securities policy states, among other things, that our directors, officers, and employees are prohibited from trading in such securities while in possession of material, nonpublic information. The foregoing summary of our trading in company securities policies and procedures does not purport to be complete and is qualified by reference to our KBR, Inc. Policy on Trading in Company Securities filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended January 3, 2025.

Corporate Governance Materials

To ensure that our stockholders have access to our governing documents, we provide copies of our Code of Business Conduct, Corporate Governance Guidelines, and the charters of each of our standing Board committees on our website at kbr.com/en/who-we-are/our-company/corporate-governance. Copies will be provided to any stockholder who requests them by writing to our Investor Relations Department at: 601 Jefferson Street, Suite 3400, Houston, Texas 77002.

Our Code of Business Conduct applies to all directors, officers, and employees of KBR, and all employees of KBR's agents. KBR intends to satisfy SEC disclosure requirements regarding amendments to, or waivers from, any provision of the Code of Business Conduct by posting such information on our website.

How to Contact the Board

KBR invites stockholders and other interested parties to communicate with the Audit Committee and the Board of Directors. Concerns may be reported anonymously or confidentially via the KBR Ethics Hotline at ethics.kbr.com or 1-800-461-9330 (instructions for dialing internationally are provided on the ethics.kbr.com homepage).

You may communicate with our Board of Directors, the non-executive directors, or any Board committee by mail (Board of Directors c/o Director of Business Conduct, KBR, Inc., P.O. Box 3406, Houston, Texas 77253-3406) or e-mail (fhoukbrbod@kbr.com).

Our Director of Business Conduct reviews all communications directed to the Audit Committee and the Board of Directors. The Chair of the Audit Committee is promptly notified of any significant communication involving accounting, internal controls, auditing matters, or similar issues. Communications addressed to a named director are promptly sent to the director. Communications directed to the non-executive directors are promptly sent to the non-executive Chair of the Board. Communications relating to suggestions for director candidates to be considered and evaluated by the Nominating and Corporate Governance Committee are promptly sent to the Chair of the Nominating and Corporate Governance Committee. See the section titled " Board Refreshment" for more information regarding the process for selecting new directors and the qualifications director candidates should possess. A report summarizing the significant communications is sent to each director quarterly, and copies of communications are available for review by any director, except that those items addressed to the non-executive directors are not available to executive directors.

Director Compensation

The annual compensation for our non-executive Directors is shown below. Our Compensation Committee reviews the competitiveness of the compensation paid to our non-executive Directors at least annually. The results of the most recent reviews were presented to our Board in May 2024 and February 2025, and adjustments were made following these reviews to bring KBR's average non-executive director compensation closer to the median of compensation paid by our peers and to reflect the addition of a non-executive lead director role in May 2025.

Mr. Bradie does not receive any additional compensation for serving on our Board.

Who receives	Amount and type of compensation	How paid
All non-executive directors	$120,000 annual retainer	Quarterly cash payments made prior to the end of each quarter
Non-executive Chair of the Board	Additional $200,000 annual retainer	
Non-executive Lead Director	Additional $45,000 annual retainer	
Audit Committee Chair	Additional $25,000 annual retainer	
Compensation Committee Chair	Additional $20,000 annual retainer	
Cybersecurity Committee Chair	Additional $20,000 annual retainer	
Nominating and Corporate Governance Committee Chair[1]	Additional $20,000 annual retainer	
Sustainability and Corporate Responsibility Committee Chair	Additional $20,000 annual retainer	
All non-executive directors	$170,000 equity award[2]	Annual grant of restricted stock units that vest in full after six months

[1] If the non-executive Chair of the Board is concurrently serving as the Chair of the Nominating and Corporate Governance Committee, there will be no additional annual retainer for the Nominating and Corporate Governance Committee Chair.

[2] The number of restricted stock units awarded each non-employee director is equal to $170,000 divided by the closing price of our common stock on the date of grant (rounded up to the next whole share).

KBR's nonqualified elective deferral plan for non-executive Directors permits non-executive Directors to make an annual election to defer payment of some or all of their cash retainers and equity compensation for the following year. The non-executive Directors also have the option to elect to have their cash compensation converted to RSUs. For the 2024 plan year, Ms. Dugle elected to defer 100% of her equity compensation into the plan.

The following table sets forth certain information with respect to KBR's compensation for non-executive directors during the fiscal year ended January 3, 2025.

Name[1]	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)
Mark E. Baldwin	132,500	170,015	—	2,033	304,548
Joseph Dominguez	90,000	170,033	—	226	260,259
Lynn A. Dugle	138,750	170,015	—	—	308,765
Nchacha E. Etta	60,000	170,048	—	—	230,048
Lester L. Lyles	320,000	170,015	1,029	226	491,270
John A. Manzoni	120,000	170,015	—	—	290,015
Wendy M. Masiello	138,750	170,015	—	—	308,765
Jack B. Moore	138,750	170,015	—	2,435	311,200
Ann D. Pickard	138,750	170,015	—	2,109	310,874
Carlos A. Sabater	138,750	170,015	—	2,235	311,000

[1] Directors who were also full-time officers or employees of KBR received no additional compensation for serving as directors.

[2] Reflects fees earned in 2024, including fees that may have been deferred into the KBR Non-Employee Directors Elective Deferral Plan. Messrs. Dominguez and Etta joined the Board of Directors in May and August 2024, respectively, so they did not earn cash retainers for the full year.

[3] The amounts in column (c) represent the grant date fair value of awards granted in 2024 pursuant to the KBR Stock and Incentive Plan. The fair values were determined in accordance with FASB ASC 718, "Stock Compensation." Assumptions used in the calculation of these amounts are described in note 1 under "Significant Accounting Policies" and note 18 under "Share-based Compensation and Incentive Plans" of our audited financial statements included in our annual report on Form 10-K for the fiscal year ended January 3, 2025. Dividends paid on the stock awards are not reported separately in this table because they are already factored into the grant date fair value. Except for Mr. Etta, all directors were fully vested in their restricted stock units at the end of 2024 because their annual equity awards granted on February 22, 2024, vested in full on August 22, 2024, or with respect to Mr. Dominguez, granted on May 15, 2024, vested on November 15, 2024. Mr. Etta's annual equity award was granted on August 12, 2024, and vested in full on February 12, 2025.

[4] The amount in column (d) reflects the above-market or preferential earnings on nonqualified deferred compensation in General Lyles's cash retainer account under the KBR Non-Employee Directors Elective Deferral Plan.

[5] The amounts in column (e) reflect travel expenses for spouses to accompany the Directors to one board meeting in 2024.

Director Stock Ownership Guidelines

Our Board of Directors established stock ownership guidelines for the non-executive directors to link their financial interests with those of KBR's stockholders. Non-executive directors are required to own KBR stock in an amount equal to five times the annual cash retainer within five years of joining the Board of Directors. As shown below, all of our non-executive directors who have served at least five years are in compliance with the stock ownership guidelines.

STOCK OWNERSHIP WITH RESPECT TO STOCK OWNERSHIP GUIDELINES AS OF 2/28/2025



KBR Stock as of 2/28/2025: $49.03

Certain Relationships and Related Transactions

We perform many of our projects through incorporated and unincorporated joint ventures. In addition to participating as a joint venture partner, we often provide engineering, procurement, construction, operations, or maintenance services to the joint venture as a subcontractor. Where we provide services to a joint venture that we control and therefore consolidate for financial reporting purposes, we eliminate intercompany revenues and expenses on such transactions. In situations where we account for our interest in the joint venture under the equity method of accounting, we do not eliminate any portion of our subcontractor revenues or expenses; however, we recognize profit on our subcontractor scope of work up to, but not in excess of, the joint venture's percent complete on its scope of work. We recognize revenue over time on our services provided to joint ventures that we consolidate and our services provided to joint ventures that we record under the equity method of accounting.

Related Person Policies

Our Board of Directors has adopted a policy requiring approval of any transactions involving our directors, executive officers, nominees for director, any person who is known to be the beneficial owner of more than 5% of any class of KBR's voting securities, and any of their respective immediate family members. This policy covers transactions, arrangements, or relationships or any series of similar transactions, arrangements, or relationships (including any indebtedness or guarantee of indebtedness) in which (1) KBR (including any of our subsidiaries) is or will be a participant, (2) the aggregate amount involved exceeds $120,000 in any calendar year, and (3) any related person had, has or will have a direct or indirect interest (other than solely as a result of being a director or holding less than a 10% beneficial ownership interest in another entity), and which is required by SEC rules to be disclosed in our public filings. The Board of Directors will only approve a transaction with related persons when the Board determines such transaction is in the best interests of KBR or our stockholders. In determining whether to approve or ratify a related person transaction, the Board of Directors will consider the following factors and such other factors as it deems appropriate:

- whether the related person transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances;

- whether the transaction is material to KBR or the related person;

- the role the related person has played in arranging the related person transaction;

- the structure of the related person transaction;

- the extent of the related person's interest in the transaction;

- whether there are alternative sources for the subject of the transaction;

- the business reason(s) for entering into the transaction;

- whether the transaction would impair the independence of an otherwise independent director; and

- whether the transaction would present an improper conflict of interest for any director or executive officer of KBR.

There were no related-person transactions identified for fiscal year 2024.

Executive Officers

The following biographical information with respect to each of KBR's executive officers is current as of March 17, 2025.



W. BYRON BRIGHT, JR.

Age: 51 | **Joined KBR in:** 2010 | **President, Mission Technology Solutions***

Current Position since: January 2025

Prior Business Experience

Positions with KBR

- President, Government Solutions — U.S.
- President, KBRwyle
- Senior Vice President of Operations for U.S. Government Services
- Vice President of Business Development for U.S. Government Services

Other Professional Experience

- Supported the government services business at Jacobs Engineering Group Inc.
- Officer in the U.S. Air Force, primarily working in Developmental Test and Engineering, supporting weapons development and rotary wing aircraft flight testing

Education

- B.S. (Engineering and Mechanics), distinguished graduate, U.S. Air Force Academy
- M.S. (Mechanical Engineering), Georgia Institute of Technology
- Graduated from the U.S. Air Force Test Pilot School and has flown in over 25 different aircraft as a flight test engineer

As announced in December 2024, Mr. Bright has been appointed to serve in KBR's newly created Chief Operating Officer role effective May 1, 2025.



GREGORY S. CONLON

Age: 56 | **Joined KBR in:** 2016 | **Chief Digital and Development Officer**

Current Position since: January 2019

Prior Business Experience

Positions with KBR

- Executive Vice President and Chief Development Officer responsible for Strategy, Global Business Development, Marketing, and Mergers & Acquisitions
- President, Asia-Pacific ("APAC") responsible for Engineering & Construction ("E&C") and Government Services ("GS") in this region
- President, E&C APAC

Other Professional Experience

- Executive Vice President leading business development globally for the WorleyParsons Services business line, the largest business within WorleyParsons
- Has over 25 years of experience in the E&C business, with global experience across a range of subsectors from hydrocarbons to specialist infrastructure
- Various positions in the energy and resources sectors in Australia, Canada, China, Indonesia, Singapore, Thailand, and the United Kingdom

Education

- B.S. (Mechanical Engineering), Royal Melbourne Institute of Technology



SONIA GALINDO

Age: 56 | **Joined KBR in:** 2021 | **Executive Vice President, General Counsel and Corporate Secretary**

Current Position since: November 2021

Prior Business Experience

- Senior Vice President, General Counsel, Secretary, and Chief Ethics and Compliance Officer at FLIR Systems, Inc. (now, Teledyne F LLC, a subsidiary of Teledyne Technologies)
- General Counsel and Corporate Secretary at Rosetta Stone Inc.
- Various positions in the public and private sector including at the U.S. Securities and Exchange Commission, the Bill & Melinda Gates Foundation, Keurig Green Mountain, Inc., and McCormick & Company, Inc.

Education

- B.A. (Economics and Management), Hood College for Women
- J.D., University of Illinois Chicago School of Law (formerly John Marshall Law School)



J. JAY IBRAHIM

Age: 64 | **Joined KBR in:** 2015 | **President, Sustainable Technology Solutions**

Current Position since: June 2020

Prior Business Experience

Positions with KBR

- President, Energy Solutions — Services
- President, Europe, Middle East and Africa ("EMEA") and APAC responsible for E&C and GS in these regions
- President, EMEA responsible for E&C and GS in this region
- President, E&C EMEA

Other Professional Experience

- Has a wealth of senior experience developing and expanding client relationships within the energy, infrastructure, and government services sectors, with a focus on sustainability and energy transition
- Has over 30 years of E&C and GS experience in both domestic and international markets, having served in a variety of engineering, project management, business development, and business management roles for KBR and previously Parsons E&C/WorleyParsons

Education

- B.S. (Mechanical Engineering), Wichita State University
- M.S. (Mechanical Engineering), Wichita State University
- Diploma in Advanced Management, Harvard University



JENNI C. MYLES

Age: 57 | **Joined KBR in:** 2020 | **Executive Vice President, Chief People Officer**

Current Position since: May 2020

Prior Business Experience

- Group HR Director and core member of the Group Executive Committee at G4S
- Chief HR Officer, Americas Region at G4S
- Director of HR & Employee Engagement at G4S
- Various employee relations and human resources management roles at KPMG, Northern Foods, and Ford Motor Company

Education

- L.L.B. (Hons), University of Glasgow
- Fellow of the Chartered Institute of Personnel & Development



MARK W. SOPP

Age: 59 | **Joined KBR in:** 2017 | **Executive Vice President and Chief Financial Officer**

Current Position since: February 2017

Prior Business Experience

- Chief Financial Officer and Executive Vice President for Leidos Holdings, Inc., previously Science Applications International

  Corporation, one of the largest publicly-traded government contractors in the U.S. with significant technically-focused commercial professional services operations, including serving energy markets

- Various executive positions with Titan Corporation, also involved in government contracting and commercial business areas

Education

- B.S. (Accounting), New Mexico State University
- Completed the Executive Program at UCLA Anderson School



ALISON G. VASQUEZ

Age: 50 | **Joined KBR in:** 2016 | **Senior Vice President and Chief Accounting Officer**

Current Position since: May 2024

Prior Business Experience

Positions with KBR

- Vice President of Finance, Sustainable Technology Solutions
- Vice President, FP&A and Investor Relations
- Vice President, Internal Audit

Other Professional Experience

- Director, Internal Audit at Noble Corporation plc
- Director of Corporate Assurance at Energy Transfer LP
- Various public accounting positions with Arthur Andersen LLP and PricewaterhouseCoopers LLP

Education

- B.B.A. (Accounting), University of Texas at Austin
- M.P.A. (Professional Accounting), University of Texas at Austin
- Certified Public Accountant in the State of Texas

Sustainability and KBR

Vision: to create a safer, more secure, and sustainable world.

Building on our strong legacy as leaders in science, technology, and engineering, we are uniquely positioned to deliver world-class solutions to help our customers build a safer, more secure, and sustainable world. Our One KBR Values underpin that mission and guide our governance, business practices, and behaviors. KBR's Code of Business Conduct and other key policies including our Global Sustainability Policy, Global Human Rights Policy, and Global Environmental Policy define our intentions for preserving our planet and advancing society while pursuing business growth.

Our Sustainability Pillars — ten key areas of focus across our company spanning people, the planet, and governance — are the foundation of our sustainability efforts and closely correspond with the United Nations' ("UN") Sustainable Development Goals ("SDGs"). As signatories to the UN Global Compact, we are committed to ensuring that our business is firmly aligned with SDG principles and that they serve as the benchmark for accomplishing our sustainability goals.



PEOPLE

BELONG
CONNECT
GROW

**WE VALUE
OUR PEOPLE** |
WE EMPOWER

PLANET

INNOVATE
PROTECT
REGENERATE

WE DELIVER |
**WE ARE A TEAM OF
TEAMS**

UN Sustainable Development Goals

We strive to create **a safer, more secure, and sustainable** world

Proud History, Bright Future.

**PRINCIPLED
GOVERNANCE**

HONEST
TRANSPARENT
ACCOUNTABLE

WE ARE PEOPLE OF INTEGRITY

Our Sustainability Pillars and Focus Areas Within Each Topic

People		Sustainability Topics		
	Total Inclusion	Belong Connect Grow	Cybersecurity and data privacy Global human rights	
	Health, Safety & Security	Physical and mental health and well-being		
	Community Engagement	Corporate Giving • Donate/Charity • Volunteering	Project social impact and value • Project Community Engagement	

Planet		Sustainability Topics		
	Cleaner Planet	Net Zero and emissions reduction plans	Natural Capital • Water quality • Air quality • Ground quality	
	Recycle/Reuse	Circular Economy • Waste/reduction • Biodiversity		
	Efficient Energy	Renewable Energy		
	Sustainable Travel	Efficient and sustainable travel		

Principled Governance		Sustainability Topics		
	Risk Management	Embedding Sustainable Risk		
	Governance	Business Integrity (Our Code of Business Conduct)		
	Supply Partners	Sustainable Supply Chain Management		

Measuring our Impact

Our top-line KPIs — support for our Sustainability Pillars — are incentivized via our short-term incentive plans for key executives. We publicly report our sustainability performance via universally recognized frameworks and standards, and we regularly engage with our key stakeholder groups for continuous improvement.

Environmental Impact

We have made a significant investment in our sustainable solutions to help customers reach their own sustainability goals. These solutions range from improving sustainable production of clothes and furniture, to recycling batteries and utilizing waste to aviation fuel.

        

Our Global Sustainability Policy, Global Environmental Policy, and related procedures outline the commitments, expectations, and responsibilities for each employee and project team to meet identified targets and objectives for each area of the environment. For large scale projects, we measure, manage, and monitor our use of natural resources, including energy, water, and materials, and seek to reduce emissions and recycle waste throughout our project work. We also proactively protect and regenerate biodiversity and natural habitat in certain areas where we conduct our business.

Social Impact

KBR's extensive policies, procedures, and codes of conduct are designed and implemented to maximize social value and impact for all our stakeholder groups. Our key areas of social impact and human capital development are reflected in the "People Strategy" section.

People Strategy

Human Capital Management

Every day, the people of KBR help solve some of the world's most challenging scientific, technological and engineering problems. From our promising new interns to world-renowned experts, this Team of Teams delivers for our customers, so in turn, we put them first. At the end of fiscal 2024, we employed approximately 38,000 people performing multi-faceted, complex and mission critical roles in over 29 countries. In addition, our unconsolidated joint ventures employ approximately 10,000 employees.

Our Employee Value Proposition (“EVP”) is the unique set of experiences and offerings that help differentiate KBR from other competitors for our employees’ time and talents and describes in practical terms how we put our people first.


ONE KBR VALUES
WE ARE A TEAM OF TEAMS
WE VALUE OUR PEOPLE
BELONG
CONNECT
PURPOSE
GROW
WE EMPOWER
WE DELIVER
WE ARE PEOPLE OF INTEGRITY
ONE KBR VALUES

Purpose & Values

At the center of our EVP is Purpose, because at KBR, we do work that matters, helping to solve the great challenges of our time while striving to create a better, safer, more sustainable world. Our vision is to bring together the best and brightest employees to deliver technology and solutions that help our customers accomplish their most critical missions and objectives, and this important work enables us to attract and retain some of the world’s best talent, who thrive in this purposeful environment.

Our Values unite us across global cultures, guiding our behavior and decision making throughout KBR. We have embedded our values in our business processes, established them as a foundation for our learning and development activities and regularly celebrate employees who epitomize our values-led behavior. Our employees have told us that their experience is aligned to our values even in the ‘new normal’ of a hybrid and flexible working environment.

While our One KBR Values unite us, as a global business operating in distinct markets and environments, we recognize and respect that our cultures are different. Acknowledging these differences, our sustainability culture weaves a golden thread through KBR. Our employees take enormous pride in being part of an organization with a philosophical, practical and proven commitment to Zero Harm.

Health and Safety

We are subject to numerous worker health and safety laws and regulations. Our commitment to the health and safety of each employee as well as anyone we work with is the foundation of our Zero Harm culture. We know that our employees’ willingness to implement each commitment into their daily work tasks is vital to our operations and has contributed to our strong safety performance among our customers, partners and peers.

The six core processes that comprise our Transactional Health, Safety, Security, Environmental ("HSSE") Management that lead to Transformational Leadership are non-negotiable KBR safety standards that are required to be observed and followed by employees and contractors at all locations and projects. By requiring our employees to personally internalize and adhere to these standards, we aim to safeguard our individual health and safety and the well-being of all those around us.

We believe that KBR has provided the tools and processes our people need to achieve the mindset of 24/7 Zero Harm. One process known as the Courage to Care Conversation is instrumental in developing a continual awareness of unsafe acts through observation, intervention and conversation. The goal of the Courage to Care Conversation is to continuously evaluate the work environment and to focus on people and their actions.

Thanks to our people's commitment to our Zero Harm culture, we recorded another consecutive year of industry-leading HSSE performance, with a total recordable incident rate of 0.050.

Our Journey to Zero Harm has allowed us to create a company culture where safe execution is non-negotiable and people take responsibility and accountability. When it comes to safety, we strive for one number: Zero.

Ethics and Compliance

KBR's ethics and our Code of Business Conduct (the "Code") are rooted in our values and provide the standards and support to help us successfully navigate issues, make the right decisions, and conduct our business with the integrity that reflects our heritage and ethical reputation. Additionally, our Code is essential to how we as a Team of Teams interact with the world around us and to our success.

We believe that an ethical culture, where employees are treated fairly, respectfully and without favoritism, is key to employee satisfaction and retention. We promote a speak-up culture where employees are comfortable making reports of possible unethical behavior and workplace issues. The Business Integrity Team has implemented a Question Manager as part of our Ethics Hotline for employees to receive advice, confidentially or anonymously, on ethical or other inquiries. Employees speaking up and reporting issues enable us to address and remediate these issues early and effectively while instilling confidence that employee concerns are heard and addressed. The recent People Perspective Survey indicates that a majority of our employees feel safe to report misconduct and reflects our dedication to an ethical culture.

Retaliation undermines a speak-up culture and is not tolerated. Our Code and our Whistleblower program set forth our anti-retaliation commitment, which is reinforced in our communications and our annual Ethics training. To further convey to the workforce that reports of unethical behavior are investigated and remediated, the Ethics training incorporates examples of past misconduct incidents.

Career

As well as providing meaningful work from Day 1, our employees and job applicants are attracted to KBR because of the opportunity to develop personally and reach their full potential. Providing the opportunity to 'Grow' at KBR is a key component in our EVP. We have a good reputation among our employees for providing growth opportunities and have continued to focus on enhancing these growth prospects in several ways throughout fiscal 2024 with the introduction of formal mentoring and sponsorship programs, skills for the future offerings and an internal career pathways forum. In addition, we invest in training our employees across a range of topics that align with and enhance our values, including programs that focus on leadership, ethics and technical development.

Technical Professionals

For our Technical Talent, our One KBR Tech Fellows program provides funding and opportunities for these world-leading scientists and technical professionals to conduct advanced research into topics ranging from carbon capture to machine learning. Our Fellows also provide valuable input into strategy development, business development and talent development within KBR. Understanding the importance of internal advancement for attracting and retaining top technical talent, we introduced the Career Opportunities Technical Talent Guide to outline technical career growth through roadmaps, expectations for each career journey stages and resources and tools. KBR Communities of Interest ("COIs") are also designed to foster technical development by providing collaborative, virtual forums for subject matter experts and those who support them. Our COIs continue to evolve, ensuring that subject matter experts across the globe can connect and collaborate on Data Science and Digital Technologies, Sustainability and Energy Transition, Human Performance and other technical specialties that inform our customers' and society's greatest challenges today.

Leadership

Our flagship leadership program, the Global Leadership Development Program, is expanding to go beyond training to develop capabilities in being effective future executive leaders. As well as developing strategic thinking through research projects ranging from sustainability investments to digital supply chain solutions, these leaders attend intense learning events focused on executive skills and leading courageously and with integrity. The revamped course will cultivate peer networks, sharpen enterprise mindsets and build commercial and strategy acumen. We also strengthen our future leadership by running regular Manager Excellence Programs, and our Front Line Leaders Program grew substantially in fiscal 2024 to support over 1,000 employees globally who were newly transitioning into these critical leadership roles.

Talent Development & Succession Planning

In fiscal 2024, our Talent Calibration conversations covered over 5,000 KBR employees in this rigorous assessment of performance and potential. As well as providing organization-wide talent trends and data, these conversations lead to individual career plans and added rigor to our succession plans. The Board Nominations & Corporate Governance Committee received regular updates on this process throughout the year, culminating in detailed discussions on updated succession plans for the CEO and Executive Leadership Team.

Performance Management

Our agile approach to performance management continued successfully into fiscal 2024 where we focused on frequent Check-in Conversations about performance, career development, and priority alignment between managers and their team members. Our employees indicated in surveys that they prefer this approach and we view it as more inclusive, engaging, agile and supportive of a high-performing culture. In fiscal 2024, we continued to embed the Agile Performance & Development process across KBR and strengthen capabilities for holding quality, effective Check-ins.

Employee Engagement

Our employee survey measures our progress through the eyes of our people. We partner with Great Place to Work to conduct the survey on our behalf, enabling us to provide the survey in multiple languages and benchmark how we perform compared to other similar organizations. In fiscal 2024, our employee participation rate in our People's Perspective survey increased by 10%. The data from our survey was reviewed in detail by different team leaders and across different business areas, resulting in tailored action plans that are already being executed across KBR. A significant majority of our employees who responded to the survey reported that they believe KBR is a great place to work, resulting in KBR being certified as a 'Great Place to Work' in several countries, taking us to thirteen countries where KBR is officially certified. We were also awarded for one of Glassdoor's Best-led Companies, Newsweek's Greatest Workplaces and Times Best Companies list amongst many other regional awards in 2024.

Total Reward

Competition for talent was compounded by high levels of inflation in the general economy well into fiscal 2024. Throughout fiscal 2024, we continued to benchmark pay and benefits in local markets and expand our offerings to help us attract and retain the best and brightest talent.

Talent Acquisition

In fiscal 2024, we updated our comprehensive Talent Acquisition strategy, aligning recruitment efforts with broader business objectives. This unified approach ensures consistency across regions while empowering teams to tailor strategies to their local markets. By fostering cross-border collaboration and establishing teams from varying regions, we improved process consistency, adoption of best practices and scalability. These efforts strengthened internal mobility, built future-focused talent pipelines and enhanced our ability to meet hiring demands effectively. We also made enhancements to our Applicant Tracking System and Customer Relationship System platforms, further streamlining workflows for candidates, hiring managers and recruiters while improving training and standardization.

As a result, we hired over 8,600 employees in fiscal 2024, supporting our ability to deliver excellent solutions for our customers and meet our strategic growth targets.



KBR employees recently joined over 90,000 participants to 'run Sydney' in the world's largest fun run, City2Surf, where they collectively raised over $3 million for charity. Widely recognized as a bucket-list event for runners and adventure lovers around the world, City2Surf commences in the central business district of Australia's largest city, Sydney, before making its way to one of the world's most iconic beaches, Bondi.

Executive Compensation

Executive Compensation
Proposal No. 2

PROPOSAL NO. 2 Advisory Vote to Approve Named Executive Officer Compensation

The Board of Directors is providing our stockholders with the opportunity to cast a non-binding advisory vote to approve the compensation of our Named Executive Officers ("NEOs") as disclosed in this proxy statement.

Our Compensation Committee establishes, recommends, and governs all the compensation and benefits policies and actions for KBR's NEOs, as discussed in the "Compensation Discussion and Analysis" section of this proxy statement. Consistent with our compensation philosophy, our executive compensation program was designed to achieve the following primary objectives:

- provide a clear and direct relationship between executive pay and company (and business segment, as applicable) performance, both on a short- and long-term basis;
- emphasize operating performance measures;
- link executive pay to measures of stockholder value;
- support our business strategies and management processes in order to motivate our executives; and
- generally target base salary, short-term incentives, long-term incentives, and total compensation levels near the 50th percentile of the competitive market for good performance, and above the 50th percentile of the competitive market for consistent, outstanding performance.

In light of these objectives, KBR provides pay that is highly dependent on performance. We continually review best practices in governance and executive compensation. Consistent with such best practices, KBR:

- does not maintain employment agreements with the NEOs;
- does not provide excise tax gross-ups;
- has incentive plans that discourage undue risk and align executive rewards with short- and long-term company performance; and
- requires executives to satisfy stock ownership requirements.

For the reasons discussed above, the Board of Directors unanimously recommends that stockholders vote in favor of the following resolution:

"**RESOLVED**, that the compensation paid to KBR's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby **APPROVED**."

While the resolution is non-binding, the Board of Directors values your opinion and will consider the outcome of the vote when making future compensation decisions.



✔ The Board of Directors recommends that you **Vote FOR** the advisory vote to approve our NEOs' compensation as disclosed in this proxy statement. All proxies will be so voted unless a stockholder specifies otherwise.

Compensation Discussion and Analysis

Executive Summary

NAMED EXECUTIVE OFFICERS

This Compensation Discussion and Analysis provides a detailed description of our compensation philosophy, objectives, policies, and practices in place during 2024, and it explains the factors considered by our Compensation Committee in making compensation decisions for the following NEOs:



Stuart Bradie

President and Chief Executive Officer



Mark Sopp

Executive Vice President and Chief Financial Officer



Byron Bright*

President, Mission Technology Solutions



Jay Ibrahim

President, Sustainable Technology Solutions



Sonia Galindo

Executive Vice President, General Counsel and Corporate Secretary

*Effective May 1, 2025, Byron Bright will assume the position of Chief Operating Officer of KBR.

These NEOs, together with the other members of our executive management team whose compensation is determined by our Compensation Committee and our Board of Directors, are referred to as our "Senior Executive Management."

COMPENSATION HIGHLIGHTS

Key Compensation Decisions for 2024

Our Compensation Committee made the following key decisions related to KBR's compensation program for 2024:

BASE SALARY	SHORT-TERM INCENTIVE ("STI") PLAN PAYOUT	LONG-TERM INCENTIVE ("LTI") PLAN PAYOUT
Each of our NEOs received a raise in 2024 to reflect their strong performances, maintain alignment with market benchmarks, and with respect to Mr. Ibrahim, enhance internal pay equity.	Each of our NEOs earned an above-target payout for their 2024 STI awards based on KBR's exceptional financial results and their personal contributions to our operational, safety and sustainability improvements.	Each of our NEOs earned above-target cash and stock payouts for their 2022 Long-Term Performance Cash and Stock Awards, which had a three-year performance period that ended December 31, 2024.
Their 2024 raises were approximately: • Bradie: 4% • Sopp, Bright, and Galindo: 5% • Ibrahim: 10%	Their 2024 STI payout percentages were: • Bradie: 134.6% • Sopp and Bright: 132.1% • Ibrahim: 145.4% • Galindo: 135.4%	For each of our NEOs, their 2022 LTI performance award payouts were: • Cash: 158.3% of target for the 50% portion based on book-to-bill ("B2B") performance • Stock: 117.8% of target for the 50% portion based on relative total stockholder return ("TSR") performance

Our Compensation Committee believes all our compensation programs strongly reflect our pay-for-performance strategy.

Advisory Vote on Compensation and Stockholder Engagement

We believe we have a well-designed executive compensation program, and KBR's stockholders seem to agree. Our most recent say-on-pay proposal, presented during the 2024 annual meeting, garnered the support of approximately 98% of the votes cast. The Compensation Committee was gratified by this result.

In addition to the Compensation Committee considering the outcome of our say-on-pay proposal, our Corporate Secretary reaches out to our largest investors bi-annually to maintain an open dialogue about our compensation policies, practices, and structure, and to receive feedback on elements that could be changed to better align with stockholders' interests. In 2024, our Corporate Secretary reached out to all of KBR's top 25 investors, which collectively represented approximately 68% of our outstanding stock, and had calls with or heard from investors representing approximately 33% of our outstanding stock. A majority of these investors indicated that they did not have any significant concerns about our executive compensation program.

We will continue to consider the outcome of our say-on-pay proposal and other stockholder feedback when determining future compensation policies and decisions for our NEOs.

CEO Compensation and KBR Performance

Our CEO's strategic actions positioned KBR for long-term growth, and we have continued to see these actions deliver strong results and improve stockholder value. Our adjusted EPS increased by 15% from fiscal 2023, and our adjusted EBITDA increased by 16% from fiscal 2023 (see reconciliations under the section titled "Non-GAAP Financial Information" at the end of this proxy statement).

The alignment of our CEO's compensation with KBR's performance and stockholder value during the past three years is summarized below and on the next two pages. These graphs are not intended to replace the disclosure required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, which is presented in the section titled "Pay Versus Performance".

CEO'S REALIZED COMPENSATION



*   The LTI Payouts represent the cash and KBR common stock payouts of the 2020, 2021, and 2022 KBR Long-Term Performance Cash and Stock Awards, with the stock valued at the closing prices on December 30, 2022, December 29, 2023, and January 3, 2025, respectively (the last trading days of the fiscal years).

**   Diluted EPS reflects our Net income (loss) attributable to KBR divided by the weighted average number of common shares outstanding during the period in addition to common shares that would have been outstanding if potential common shares with a dilutive effect had been issued. Adjusted EPS excludes certain amounts included in diluted EPS. A reconciliation of adjusted EPS to diluted EPS is provided under the section titled "Non-GAAP Financial Information" at the end of this proxy statement.

KBR TOTAL STOCKHOLDER RETURN*



*   The KBR TSR shown above is the cumulative TSR on shares of our common stock assuming an investment of $100 on December 31, 2019, and reinvestment of all dividends.

ADJUSTED EBITDA* GROWTH AND STRATEGIC ACTIONS



$668MM $747MM $870MM

$494MM $373MM $812MM

—●— Adjusted EBITDA   —●— EBITDA

2022

Acquisition of VIMA Group. Committed to investment of an additional £80M in Mura Technology to advance the plastics circular economy. Global Household Goods contract award was upheld in the Court of Federal Claims. KBR's joint venture with Zachry Group, KZJV, was issued a full notice to proceed with Phase 1 of Plaquemines LNG.

2023

Retired convertible notes and warrants without dilution. Launched Sustainable Aviation Fuel technology to extend our decarbonization and energy transition portfolio into the aviation sector. KBR's H2ACT[SM] hydrogen technology selected for the world's first commercial ammonia cracking unit. Received a coveted AAA designation in MSCI's 2023 sustainability ratings.

2024

Acquisition of LinQuest. Executed segment realignment for fiscal 2025 to better serve KBR's customers and end markets, reduce costs, and open a larger pipeline of opportunities.

---

* *Adjusted EBITDA is defined as Net income (loss) attributable to KBR, plus Interest expense; Accretion of Convertible Notes debt discounts; Other non-operating expense (income); Provision for income taxes; Depreciation and amortization; and certain discrete items as identified by management to be non-recurring in nature. A reconciliation of adjusted EBITDA to net income is provided under the section titled "Non-GAAP Financial Information" at the end of this proxy statement.*

Overview of Executive Compensation Philosophy, Policies and Practices

KEY CONSIDERATIONS IN DETERMINING EXECUTIVE COMPENSATION

Our Compensation Committee regularly reviews the elements of the individual compensation packages for our NEOs, with a goal of ensuring that:

- Pay packages align executives' interests with our stockholders' interests;
- Performance metrics are sufficiently challenging;
- Target pay packages reflect an appropriate mix of short-term and long-term incentives; and
- Total compensation, as well as each individual compensation element, is targeted near the 50th percentile of the competitive market for good performance and above the 50th percentile of the competitive market for consistent, outstanding performance, taking into consideration factors like differences in our NEOs' respective responsibilities compared to responsibilities ascribed to their counterparts at our peers, as well as experience, retention risk, and internal pay equity.

Our executive compensation program is regularly reviewed to ensure that it remains consistent with these objectives and is administered in accordance with established compensation policies.

POLICIES AND PRACTICES

Below is a summary of our compensation policies and practices in place during 2024.

Clawbacks	• We have adopted a clawback policy in compliance with Section 10D of the Securities Exchange Act of 1934 ("Exchange Act") and the NYSE rules. Pursuant to our policy, if the Company is required to prepare an accounting restatement, our Compensation Committee must recoup any erroneously awarded incentive compensation paid to current and former executive officers of the Company.
	• Certain of our officers' award agreements also include additional clawback provisions that extend beyond the requirements of Section 10D of the Exchange Act and the NYSE rules.
Stock Ownership Guidelines	• We require our NEOs to own a significant amount of KBR stock to align their interests with our stockholders' interests.
No Pledging	• Officers and directors may not pledge KBR stock.
No Hedging	• Officers and directors may not hedge KBR stock.
Equity Award Grant Practices	• We do not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.
Market Comparison	• Our Compensation Committee benchmarks executive compensation against relevant peer groups of companies in our industry and companies of similar size and complexity.
Performance-Based Compensation	• A majority of our NEOs' compensation is performance-based and varies depending on the achievement of absolute and relative performance goals.
Double-Trigger	• Our severance and change-in-control agreements require a double-trigger for a change-in-control termination (i.e., the occurrence of both a change in control and a termination of employment within two years thereafter) in order for an executive to receive change-in-control benefits.
No Employment Agreements	• Our NEOs do not have employment agreements.
No Tax Gross-Ups	• We do not provide excise tax gross-up agreements.
No Option Repricing	• We prohibit the repricing of KBR stock options.

ROLE OF THE BOARD AND THE COMPENSATION COMMITTEE

Each year, usually in December, our non-executive directors meet in executive session to evaluate the performance of our Chief Executive Officer, considering qualitative and quantitative elements of the CEO's performance, including:

- leadership and vision;
- integrity;
- keeping the Board informed on matters affecting KBR and its operating units;
- performance of the business, including such measurements as TSR and achievement of financial objectives and goals;
- development and implementation of initiatives to provide long-term economic benefit to KBR;
- accomplishment of strategic objectives; and
- development of management.

The CEO's evaluation and compensation for the next full year, including an evaluation of whether the CEO has created adequate management succession programs, are communicated to the CEO by the non-executive Chair of the Board after review and approval by our Compensation Committee and the full Board of Directors (other than the CEO).

Based on the CEO's recommendations and in concert with him, our Compensation Committee annually reviews and approves the compensation and incentive awards for our Senior Executive Management.

ROLE OF THE CEO

During 2024, our CEO made recommendations to our Compensation Committee regarding the compensation and incentives for our NEOs other than himself. Our CEO also:

- recommended performance measures, target goals, and award schedules for short-term and long-term incentive awards, and reviewed performance goals for consistency with our projected business plan;
- reviewed competitive market data for Senior Executive Management positions; and
- developed specific recommendations regarding the amount and form of equity compensation to be awarded to our NEOs other than himself.

ROLE OF INDEPENDENT CONSULTANTS

Under its charter, our Compensation Committee is authorized to retain a compensation consultant and has the sole authority to approve the consultant's fees and other retention terms. While we believe that retaining third-party consultants is an efficient way to remain informed about competitive compensation practices, the advice of outside professionals is just one of many factors the Compensation Committee considers. Most importantly, we design and adjust our compensation program to address the program's intended objectives.

In 2024, our Compensation Committee used the services of one compensation consulting firm, Meridian Compensation Partners, LLC ("Meridian"). Our Compensation Committee engaged and managed its relationship with Meridian directly, and Meridian reported directly to our Compensation Committee. Outside of providing advisory services to our Compensation Committee, Meridian provided no other services to KBR or our affiliates.

Meridian's work for KBR included advising our Compensation Committee, as requested, with respect to all executive compensation matters and various director compensation matters, including:

- A review of CEO pay considerations for 2024;
- A review of our short-term and long-term incentive design and peer groups for the 2024-2025 compensation cycle;
- Regular updates on notable legislative and regulatory activities;
- Competitive market studies of compensation for Senior Executive Management and for non-executive directors; and
- A review of the risk profile of our short-term and long-term incentive programs.

In December 2024, our Compensation Committee reviewed the independence factors prescribed by the SEC (as well as other factors identified by the NYSE) as affecting the independence of a consultant or adviser, including the following:

- Whether Meridian provides other services to KBR;
- The amount of fees Meridian received from KBR as a percentage of that firm's total revenue;
- Meridian's policies and procedures that are designed to prevent conflicts of interest;
- Whether there is any business or personal relationship between an individual Meridian compensation consultant or other adviser and a member of our Compensation Committee;
- Whether there is any business or personal relationship between an individual Meridian compensation consultant, principal, or employee, or Meridian as an organization, and any of KBR's executive officers; and
- Whether Meridian or any of its principals or employees owns any stock of KBR.

Based on the results of this review, our Compensation Committee confirmed Meridian's independence and lack of any conflicts of interest in 2024 and approved the continued retention of Meridian for 2025.

PEER GROUPS

In the design and administration of our 2024 executive compensation programs for our NEOs, our Compensation Committee considered competitive market data from a peer group (the "Peer Group"). As discussed under the section titled "KBR Long-Term Performance Cash and Stock Awards" on page 72, the Compensation Committee also refers to a "TSR Peer Group" for limited purposes related to the NEOs' long-term incentive awards.

The Peer Group comprised 19 companies for the 2023-2024 compensation cycle. The Peer Group was unchanged from the 2022-2023 compensation cycle except for the removal of ManTech International Corporation due to its acquisition by The Carlyle Group Inc. in September 2022.

The Peer Group was formed based on a review considering KBR's two operating business segments in fiscal 2023 — Government Solutions (renamed Mission Technology Solutions as part of a segment realignment for fiscal 2025) and Sustainable Technology Solutions — and several factors relating to the constituent companies, including an analysis of certain financial metrics (such as revenue, net assets, market capitalization, enterprise value, and number of employees), business strategies, the effects of corporate transactions, and the availability of market data. The Peer Group companies in the table on the next page have operations in the following industry sectors: government services, information technology consulting, engineering and construction, and industrial and manufacturing. Our Compensation Committee believes the Peer Group companies appropriately represent KBR's market for key management and technical talent and are the companies against which KBR most competes for employees and business.

The Peer Group used for 2024 compensation decisions consisted of the following companies:

Company (Data in billions — as of 12/31/2023 except as otherwise indicated)	Revenues	Assets	Market Cap
BAE Systems plc	$ 23.078	$ 32.064	$ 42.962
Booz Allen Hamilton Holding Corporation[1]	$ 9.259	$ 6.551	$ 16.677
CACI International Inc.[2]	$ 6.703	$ 6.601	$ 7.215
Conduent Incorporated	$ 3.722	$ 3.162	$ 0.793
Dover Corporation	$ 7.684	$ 11.349	$ 21.517
Flowserve Corporation	$ 4.321	$ 5.109	$ 5.408
Fluor Corporation	$ 15.474	$ 6.973	$ 6.674
Gartner, Inc.	$ 5.907	$ 7.836	$ 35.163
Hubbell Incorporated	$ 5.373	$ 6.914	$ 17.638
Huntington Ingalls Industries, Inc.	$ 11.454	$ 11.215	$ 10.314
Jacobs Solutions Inc.[3]	$ 10.851	$ 14.617	$ 16.396
L3Harris Technologies, Inc.	$ 19.419	$ 41.687	$ 39.921
Leidos Holdings, Inc.	$ 15.438	$ 12.695	$ 14.884
Parsons Corporation	$ 5.443	$ 4.804	$ 6.578
Science Applications International Corporation[4]	$ 7.704	$ 5.543	$ 6.472
Teradata Corporation	$ 1.833	$ 1.873	$ 4.255
Tetra Tech, Inc.	$ 4.523	$ 3.820	$ 8.889
Textron Inc.	$ 13.683	$ 16.856	$ 15.763
The Timken Company	$ 4.769	$ 6.542	$ 5.655
MEDIAN (INCLUDING KBR)	**$ 7.320**	**$ 6.757**	**$ 9.601**
KBR, INC.	**$ 6.956**	**$ 5.565**	**$ 7.481**

[1] Booz Allen Hamilton Holding Corporation's revenues and assets are as of 3/31/2023 and market cap is as of 12/31/2023.

[2] CACI International Inc.'s revenues and assets are as of 6/30/2023 and market cap is as of 12/31/2023.

[3] Jacobs Solutions Inc.'s revenues and assets are as of 9/30/2023 and market cap is as of 12/31/2023.

[4] Science Applications International Corporation's revenues and assets are as of 1/31/2023 and market cap is as of 12/31/2023.

The compensation data for our Peer Group was obtained from publicly available sources, including proxy statements and Form 4 and 8-K disclosures, and was not adjusted, and the Equilar Executive Compensation Survey (which Meridian used to analyze peer company compensation data that was not publicly available).

During 2024, our Compensation Committee asked Meridian to review the appropriateness of the Peer Group for assessing the competitiveness of our executive compensation programs. As a result of Meridian's review and recommendation, our Compensation Committee maintained the same Peer Group for 2025 compensation with the exception of removing Conduent Incorporated due to its financial position.

Summary of 2024 Target Compensation of Named Executive Officers

The table below reflects target annual compensation and is not intended to replace the more detailed information provided in the Summary Compensation table. The target dollar amounts for restricted stock units and performance cash and stock awards represent 33 ⅓% and 66 ⅔% of the long-term performance incentives, respectively. The number of restricted stock units is determined by dividing the target dollar amount by the closing price of KBR common stock on the date of grant. The target number of performance cash and stock award units that represents the right to receive one share of KBR common stock if the TSR performance metric is achieved is determined by dividing the target dollar amount of the TSR portion of the award by the closing price of KBR common stock on the date of grant. See the section titled "Long-Term Performance Incentives" for more information.

			Target 2024 Long-Term Performance Incentives		
	2024 Base Salary	Target 2024 Short-Term Incentive	Time-Based Restricted Stock Units Target Dollar Amount	Performance Cash and Stock Award Target Dollar Amount	Total Target Amount
Mr. Bradie	$ 1,275,000	$ 1,912,500	$ 2,550,048	$ 5,100,000	$ 10,837,500
Mr. Sopp	$ 741,303	$ 704,238	$ 600,032	$ 1,200,000	$ 3,245,541
Mr. Bright	$ 712,006	$ 676,406	$ 433,337	$ 866,667	$ 2,688,412
Mr. Ibrahim	$ 678,101	$ 644,196	$ 400,021	$ 800,000	$ 2,522,297
Ms. Galindo	$ 648,900	$ 616,455	$ 366,706	$ 733,333	$ 2,365,355

Elements of Compensation

Our executive compensation program has been designed to ensure that KBR can attract and retain talented executives who are motivated to pursue KBR's strategies, focus employees' efforts, and achieve business success. The compensation program also must align executives' interests with stockholders' interests. There is no pre-established formula for the allocation between cash and non-cash compensation or between short-term and long-term compensation. Instead, each year our Compensation Committee determines, in its discretion and business judgment, the appropriate level and mix of compensation to reward our NEOs for near-term superior performance and to encourage commitment to our long-range strategic business goals. When making these decisions, our Compensation Committee is always mindful of our philosophy that the majority of NEO compensation should vary with KBR's performance.

As shown below, a significant portion of our NEOs' target annual compensation in 2024 was performance-based.

CEO's TARGET COMPENSATION


12%
17%
71%
Base Salary
Short-Term Incentives (Annual)
100% Performance Based
Long-Term Incentives
67% Performance Based
33% Non-Performance Based

AVERAGE OF OTHER NEOs' TARGET COMPENSATION


26%
25%
49%
Base Salary
Short-Term Incentives (Annual)
100% Performance Based
Long-Term Incentives
67% Performance Based
33% Non-Performance Based

Our 2024 executive compensation program consisted of three core elements of direct compensation: base salary, short-term (annual) incentives, and long-term incentives. These elements are described on the next several pages.

BASE SALARY

We pay our NEOs market-competitive base salaries for the skills and experience they bring to their respective roles. To arrive at base salary amounts, our Compensation Committee uses its discretion to adjust market-based amounts to reflect:

- Leadership and individual performance;
- Internal pay equity;
- Level of responsibility;
- Experience in current role; and
- External factors involving general economic conditions and marketplace compensation trends.

The table below shows the base salaries for our NEOs, effective January 1, 2024.

	Increase (% of 2023 Base Salary)	2024 Base Salary	Basis for Decision
Mr. Bradie	$ 47,500 (4%)	$ 1,275,000	
Mr. Sopp	$ 35,300 (5%)	$ 741,303	
Mr. Bright	$ 33,905 (5%)	$ 712,006	Market data alignment, strong performance, and internal pay equity
Mr. Ibrahim	$ 61,646 (10%)	$ 678,101	
Ms. Galindo	$ 30,900 (5%)	$ 648,900	

SHORT-TERM INCENTIVES (ANNUAL)

Our Compensation Committee established the KBR Senior Executive Performance Pay Plan (the "Performance Pay Plan") to reward Senior Executive Management for improving financial results for our stockholders by linking cash compensation to the achievement of KBR's short-term financial performance and individual annual goals. The Performance Pay Plan was created under the stockholder-approved Amended and Restated KBR, Inc. 2006 Stock and Incentive Plan ("KBR Stock and Incentive Plan"), which is described in more detail in the " KBR Stock and Incentive Plan" section of this proxy statement.

Incentive Award Opportunities

In December 2023, our Compensation Committee met to determine the 2024 target awards for our NEOs under the Performance Pay Plan. These target STI awards, which are expressed as percentages of base salary, were generally set to be consistent with the median target awards for executives in similar positions within our Peer Group. The STI award threshold (25%), target (100%), and maximum (200%) payout opportunities for 2024 are shown below.

	Threshold –25% (% of Base Salary)	Target – 100% (% of Base Salary)	Maximum – 200% (% of Base Salary)	Increase to Target Award from 2023	Basis for Decision
Mr. Bradie	37.5%	150%	300%	10%	Market data alignment, strong performance, and internal pay equity
Messrs. Sopp, Bright, and Ibrahim	23.75%	95%	190%	0%	
Ms. Galindo	23.75%	95%	190%	5%	

2024 STI Performance Metrics

The performance metrics we used for 2024 STI awards focus our NEOs on the key measures of success in connection with the execution of our strategic plan. No changes were made to the design of the STI Plan for 2024 because the STI Plan in effect in 2023 was still considered to be aligned with the interests of KBR and our stockholders. However, our Compensation Committee updated the specific goals for each performance metric to ensure they remained challenging and competitive.

The table below summarizes the 2024 performance metrics and weightings for our CEO and other NEOs. We believe these are the most important metrics for measuring our NEOs' efforts to drive KBR's growth and create value for our stockholders.

Performance Metric	Weighting	Rationale
KBR Adjusted Earnings Per Share ("EPS") Diluted EPS measures net income divided by the weighted average number of fully diluted shares of KBR common stock outstanding. Adjusted EPS excludes certain amounts included in diluted EPS.	**45%**	This metric helps to align our NEOs with the interests of our stockholders because strong adjusted EPS generally increases the value of our stock. We consider buybacks when reviewing adjusted EPS achievement to provide for an accurate comparison against the pre-established target.
KBR Adjusted Consolidated Operating Cash Flow ("OCF") KBR adjusted OCF measures the amount of cash generated by KBR's operations.	**25%**	Our adjusted OCF target is based on KBR's 2024 budgeted cash flows from operations and is aligned with our capital deployment strategy. This metric aims to ensure that our NEOs focus on cash management.
Key Performance Indicators ("KPIs") KPIs are individual performance metrics typically specific to each NEO. The KPIs are described on pages 68 through 70.	**20%**	KPIs allow us to reward individual contributions to KBR's key strategic focus areas.
KBR Zero Harm / Sustainability Performance Across KBR's Sustainability Pillars Measures continued progress in KBR's Zero Harm / Sustainability performance across KBR's sustainability pillars.	**10%**	Emphasizing this metric promotes continued progress in KBR's Zero Harm and Sustainability performance across KBR's sustainability pillars, including KBR Health, Safety & Security and Clean Planet, which in turn promotes a sustainable business.

Target Performance Goals

When establishing target performance goals for the STI awards for 2024, our Compensation Committee considered, among other things, projected company performance and general business and industry conditions, as well as our strategic business objectives. At the time the target goals are established, the outcomes are intended to be substantially uncertain but achievable with better-than-expected performance from our NEOs. Our Compensation Committee adopted target performance goals for our STI metrics that maintained the same rigor as the performance goals from the prior year, especially in light of our strategic goal to position KBR for long-term growth.

Our Compensation Committee established the 2024 threshold, target, and maximum performance goals shown in the table below. The threshold, target, and maximum award payout levels remained at 25%, 100%, and 200%, respectively. Each performance metric can earn a result from 0% to 200% of target. Achievement less than the threshold payout level earns a 0% metric result. For achievement between threshold and target or target and maximum, the metric result is determined by linear interpolation. The actual metric result is multiplied by the metric weighting to determine the metric payout. The results and payouts were certified by our Compensation Committee in February 2025.

2024 SHORT-TERM INCENTIVES TABLE

Performance Metric	Threshold – 25%	Target – 100%	Maximum – 200%	Weight	Metric Payout
KBR Adjusted EPS[1]	$3.04	$3.20	Actual $3.34 / $3.36	45%	84.6%
KBR Adjusted Consolidated OCF[2]	$442MM	Actual $462MM / $465MM	$489MM	25%	22.5%
FINANCIAL METRICS PAYOUT[3]					**107.1%**
Zero Harm / Sustainability[4]	Individual Zero Harm / Sustainability metric results shown on pages 68 through 70			10%	Noted on pages 68 through 70
KPIs	Individual KPIs and metric results shown on pages 68 through 70			20%	Noted on pages 68 through 70

(1) The 2024 EPS metric result of $3.34 relates to the achieved adjusted EPS for the year. A reconciliation of adjusted EPS to diluted EPS is provided at the end of this proxy statement.

(2) The 2024 OCF metric result of $462MM relates to the achieved adjusted consolidated OCF for the year. A reconciliation of adjusted OCF to OCF is provided at the end of this proxy statement.

(3) The financial metrics payout percentage is not the actual payout percentage because it does not include the percentages earned with respect to the Zero Harm / Sustainability performance metric and KPIs. The actual payouts for our CEO and other NEOs are disclosed on pages 68 through 70.

(4) The Zero Harm / Sustainability performance metric was related to continued progress across KBR's sustainability pillars, including KBR Health, Safety & Security (e.g., visible leadership and reduction in total recordable incident rate) and Clean Planet (e.g., reduction in Scopes 1 & 2 emissions and increased sustainability-focused revenue). The Threshold, Target and Maximum performance goals of ME, SE, and EE, respectively, are a discretionary rating system. ME = Meets Expectations; SE= Surpasses Expectations; EE= Exceeds Expectations.

KPIs and STI Payout for Mr. Bradie



| Target Payout
$1,912,500
(Base Salary x 150%) | Actual Payout
$2,574,225
(Target Payout x 134.6%) | = | Financial Metrics
Payout
$2,048,288
107.1% | + | Zero Harm /
Sustainability Payout
$191,250
10% | + | KPI
Payout
$334,687
17.5% |

Our Board of Directors determined that Mr. Bradie earned an 87.5% metric result—in between threshold and target level achievement—with respect to his 2024 KPIs, which resulted in a 17.5% payout for the KPI portion of his STI payout. Key factors for this determination include:

- Mr. Bradie delivered strong progress on digital strategy, implementing use cases in Government Solutions (renamed Mission Technology Solutions as part of a segment realignment for fiscal 2025) and Sustainable Technology Solutions aligned with overall strategic direction of the Company.
- He drove the strategic realignment of KBR into two segments aligned with the Company's capabilities and business model, in parallel with the successful acquisition and integration of LinQuest.
- Mr. Bradie's KPI score took into account progress on the ramp-up for the HomeSafe Alliance project.

Our Board of Directors determined that Mr. Bradie earned a 100% metric result—target level achievement—with respect to his 2024 Zero Harm / Sustainability performance, which resulted in a 10% payout for the Zero Harm / Sustainability portion of his STI payout. The determination was based on Mr. Bradie's accomplishments with respect to 2024 Zero Harm goals and across KBR's sustainability pillars.

KPIs and STI Payout for Mr. Sopp



| Target Payout
$704,238
(Base Salary x 95%) | Actual Payout
$930,299
(Target Payout x 132.1%) | = | Financial Metrics
Payout
$754,239
107.1% | + | Zero Harm /
Sustainability Payout
$70,424
10% | + | KPI
Payout
$105,636
15% |

Our Compensation Committee determined that Mr. Sopp earned a 75% metric result—in between threshold and target level achievement—with respect to his 2024 KPIs, which resulted in a 15% payout for the KPI portion of his STI payout. Key factors for this determination include:

- Mr. Sopp supported several transformational transactions including the LinQuest acquisition.
- He drove two major investor outreach events: the Sustainable Technology Solutions Primer Day and KBR's 2024 Investor Day.
- He progressed digital modernization initiatives for KBR, including with Microsoft Dynamics, Enterprise Performance Management and global corporate support centers.
- Mr. Sopp's KPI score took into account certain system implementation and process improvements.

Our Compensation Committee determined that Mr. Sopp earned a 100% metric result—target level achievement—with respect to his 2024 Zero Harm / Sustainability performance, which resulted in a 10% payout for the Zero Harm / Sustainability portion of his STI payout. The determination was based on Mr. Sopp's accomplishments with respect to 2024 Zero Harm goals and across KBR's sustainability pillars.

KPIs and STI Payout for Mr. Bright



Target Payout	Actual Payout	Financial Metrics Payout	Zero Harm / Sustainability Payout	KPI Payout
$676,406 (Base Salary x 95%)	$893,532 (Target Payout x 132.1%) =	$724,430 107.1% +	$67,641 10% +	$101,461 15%

Our Compensation Committee determined that Mr. Bright earned a 75% metric result—in between threshold and target level achievement—with respect to his 2024 KPIs, which resulted in a 15% payout for the KPI portion of his STI payout. Key factors for this determination include:

- Mr. Bright enhanced organic growth across the Government Solutions U.S. business, exceeding book-to-bill targets and increasing the pipeline substantially. He also drove the successful LinQuest acquisition and integration.
- He progressed a digital strategy across Government Solutions U.S. (e.g., Model-Based Systems Engineering) and led Large Language Model strategy development across KBR.
- Mr. Bright's KPI score took into account progress on the strategic drive for margin enhancement and the ramp-up for the HomeSafe Alliance project.

Our Compensation Committee determined that Mr. Bright earned a 100% metric result—target level achievement—with respect to his 2024 Zero Harm / Sustainability performance, which resulted in a 10% payout for the Zero Harm / Sustainability portion of his STI payout. The determination was based on Mr. Bright's accomplishments with respect to 2024 Zero Harm goals and across KBR's sustainability pillars.

KPIs and STI Payout for Mr. Ibrahim



Target Payout	Actual Payout	Financial Metrics Payout	Zero Harm / Sustainability Payout	KPI Payout
$644,196 (Base Salary x 95%)	$936,661 (Target Payout x 145.4%) =	$689,934 107.1% +	$85,678 13.3% +	$161,049 25%

Our Compensation Committee determined that Mr. Ibrahim earned a 125% metric result—in between target and maximum level achievement—with respect to his 2024 KPIs, which resulted in a 25% payout for the KPI portion of his STI payout. Key factors for this determination include:

- Mr. Ibrahim delivered significant growth and relationship development in Middle East through executive sponsorship and visible leadership.
- He advanced the strategic relationship with Venture Global LNG to proactively address risks and achieve key project deliverables.
- Mr. Ibrahim also successfully transitioned to new leadership team to bolster the One KBR model in Sustainable Technology Solutions and streamlined the organization.

Our Compensation Committee determined that Mr. Ibrahim earned a 133% metric result—in between target and maximum level achievement—with respect to his 2024 Zero Harm / Sustainability performance, which resulted in a 13.3% payout for the Zero Harm / Sustainability portion of his STI payout. The determination was based on Mr. Ibrahim's accomplishments with respect to 2024 Zero Harm goals and across KBR's sustainability pillars, which exceeded goals through personal engagement and inspiring leadership across the globe.

KPIs and STI Payout for Ms. Galindo

Target Payout $616,455 (Base Salary x 95%)		Actual Payout $834,680 (Target Payout x 135.4%)	=	Financial Metrics Payout $660,223 107.1%	+	Zero Harm / Sustainability Payout $51,166 8.3%	+	KPI Payout $123,291 20%

Our Compensation Committee determined that Ms. Galindo earned a 100% metric result—target level achievement—with respect to her 2024 KPIs, which resulted in a 20% payout for the KPI portion of her STI payout. Key factors for this determination include:

- Ms. Galindo successfully drove KBR's legal team talent development strategy.
- She supported risk mitigation strategies for certain key projects.
- She advanced development of a digital strategy to enhance legal service provision.
- Ms. Galindo optimized legal resources to support KBR's growth strategy and managed litigation matters prudently.

Our Compensation Committee determined that Ms. Galindo earned an 83% metric result—in between threshold and target level achievement—with respect to her 2024 Zero Harm / Sustainability performance, which resulted in a 8.3% payout for the Zero Harm / Sustainability portion of her STI payout. The determination was based on Ms. Galindo's accomplishments with respect to 2024 Zero Harm goals and across KBR's sustainability pillars.

No Changes Made to KBR's 2025 STI Plan

No changes were made to the design of the STI Plan for 2025 because the STI Plan in effect in 2024 is still considered to be aligned with the interests of KBR and our stockholders.

Long-Term Performance Incentives

Under the KBR Stock and Incentive Plan, our Compensation Committee made grants to our NEOs in 2024 in the form of KBR Long-Term Performance Cash and Stock Awards and KBR Restricted Stock Units. This section discusses the KBR Stock and Incentive Plan, the methodology used by our Compensation Committee to determine the mix of awards to grant, and the actual 2024 grants to the NEOs.

KBR STOCK AND INCENTIVE PLAN

We use long-term performance incentives to achieve three objectives:

- reward consistent value creation and achievement of operating performance goals;
- align management's interests with stockholders' interests; and
- encourage long-term perspectives and commitment.

Long-term incentives represent the largest component of the total executive compensation opportunity for our executives.

The KBR Stock and Incentive Plan provides for a variety of cash and stock-based awards, including nonqualified and incentive stock options, restricted stock/units, performance shares/units, stock appreciation rights, and stock value equivalents (also known as phantom stock). The KBR Stock and Incentive Plan allows our Compensation Committee the discretion to select from among these types of awards to establish individual long-term incentive awards.

Our Compensation Committee met in December 2023 to review the number of shares available under the KBR Stock and Incentive Plan for future stock-based awards and to review the CEO's recommendations for the value of the long-term incentive awards to Senior Executive Management. The Compensation Committee met again in February 2024 to review and approve the amount and mix of long-term incentive awards to be granted to our NEOs.

TARGET AWARD LEVELS

For purposes of establishing the target dollar value of the long-term incentive awards, our Compensation Committee requested that Meridian review our NEOs' long-term incentive compensation as part of its engagement to advise the Compensation Committee on all executive compensation matters. Based on this review and related information about our Peer Group, in February 2024, our Compensation Committee approved the grant of the following long-term incentive target dollar values to our NEOs:

	2024 Long-Term Incentive Target Dollar Value of Award		Increase (% of Target 2023 Long-Term Incentive Award)		Basis for Decision
Mr. Bradie	$	7,650,000	$	400,000 (5.5%)	
Mr. Sopp	$	1,800,000	$	200,000 (12.5%)	
Mr. Bright	$	1,300,000	$	50,000 (4%)	Market data alignment, strong performance, and internal pay equity
Mr. Ibrahim	$	1,200,000	$	200,000 (20%)	
Ms. Galindo	$	1,100,000	$	100,000 (10%)	

These awards consist of a mix of 66 ⅔% KBR Long-Term Performance Cash and Stock Awards (based on target value) and 33 ⅓% time-based KBR Restricted Stock Units. Our Compensation Committee concluded that this allocation was consistent with KBR's pay-for-performance objectives. In particular, KBR awarded a higher percentage of performance-based awards (66 ⅔%) than the companies in our Peer Group because our Compensation Committee believes that emphasizing the two performance metrics for these awards—book-to-bill ("B2B") and relative TSR—is more likely than other forms of incentive compensation to promote a sustained increase in stockholder value.

KBR LONG-TERM PERFORMANCE CASH AND STOCK AWARDS

The KBR Long-Term Performance Cash and Stock Awards are designed to provide selected executives with incentive opportunities that are contingent on the level of achievement of pre-established corporate performance objectives. For the awards granted to our NEOs in February 2024, our Compensation Committee selected relative TSR and B2B, each weighted 50%, as described below.



TOTAL STOCKHOLDER RETURN (TSR)

BOOK-TO-BILL (B2B)

50%   +   50%   =   **TOTAL AWARDS PAYOUT**

DEFINITION
KBR's average quarterly TSR over the three-year performance period is compared to the average quarterly TSR of each company of our TSR Peer Group* over the same period.

OBJECTIVE
The objective of this metric is to directly link the payout to KBR's average TSR performance relative to its peers, promoting stockholders' interest.

DEFINITION
B2B is a measurement of the value of awarded contracts in comparison to revenue earned in the period. B2B is a standard industry metric for both government and commercial/industrial peers.

OBJECTIVE
The objective of this metric is to measure and reward mid-and long-term organizational growth. A B2B greater than 1.0x indicates a company has been awarded more work than the revenue recognized in the period and results in an increase in ending backlog, another financial metric used to gauge the overall health of a company. Establishing B2B targets greater than 1.0x aligns incentive compensation with KBR's long-term stockholder value creation.

> * For 2024 compensation decisions, the TSR Peer Group was identical to the Peer Group. The Compensation Committee selects an appropriate TSR Peer Group every year, and it does not always overlap perfectly with the Peer Group.

For the 2024 grants, TSR and B2B will be measured over a three-year performance period beginning January 1, 2024, and ending December 31, 2026. Our Compensation Committee believes that a three-year performance award cycle encourages retention and aligns with long-term stockholder returns.

When establishing target levels for the TSR and B2B performance metrics, our Compensation Committee considered, among other things, projected company performance and general business and industry conditions, as well as KBR's strategic business objectives. At the time the target levels were established, the outcomes were intended to be substantially uncertain, but achievable.

The KBR Long-Term Performance Cash and Stock Awards for each NEO were allocated one-half to the B2B portion and one-half to the TSR portion. Prior to 2020, these long-term awards were settled entirely in cash. However, consistent with the change made in 2020 in response to stockholders' preference for a compensation program more heavily weighted in stock, our 2024 awards for the NEOs will be settled in a mix of cash and stock, as described below.

- The B2B portion of the award is based on a $1.00 target value for each unit and will be paid out in cash. The actual value of each unit may increase to a maximum of 200% of $1.00, or $2.00, or decrease to as low as $0.00, depending on KBR's performance in relation to the B2B performance goal.
- For the TSR portion of the award, the Compensation Committee granted a target number of units that each represent the right to receive one share of KBR common stock if the performance metric is achieved. The number of such units initially is determined by dividing the target value of the TSR portion of the award by the closing price of a share of KBR common stock on the grant date (rounded up to the next whole unit). The number of units ultimately earned may increase to a maximum of 200% of the original number of units granted, or decrease to 0, in each case depending on KBR's performance in relation to the TSR performance objective.

TSR METRIC

TSR is measured based on a sustained approach rather than a cumulative (point-to-point) approach. Our Compensation Committee believes that measuring TSR just from the beginning of the performance period to the end would not adequately capture stockholder value. In contrast, our sustained measurement approach considers how investors fare at different times during the three-year performance period.

We measure sustained performance as follows:

- calculate the TSR of each company in the TSR Peer Group (measured using a 20-trading-day average price) every quarter during the three-year performance period
- use each company's 12 quarterly TSRs to calculate the company's average TSR for the performance period
- rank KBR's average TSR (calculated in the same manner) against those results

The TSR percentile is calculated by subtracting KBR's TSR ranking as compared to the TSR Peer Group from the total number of companies in the TSR Peer Group (including KBR), dividing the difference by the number of companies (excluding KBR), and multiplying the quotient by 100%. If any companies are removed from the TSR Peer Group (e.g., due to acquisition by another company or significant divestiture), then the TSR percentiles and payout percentages will adjust for the change in the number of companies; provided, however, that the adjustment must require at least a 90.0 percentile to receive the maximum TSR payout, at least a 50.0 percentile to receive the target TSR payout, and at least a 20.0 percentile to receive the threshold TSR payout. The 2024 TSR Peer Group of 20 companies (including KBR) and corresponding TSR percentiles and payout percentages are shown in the table on the next page. The payout associated with KBR's TSR ranking following any applicable adjustments to the TSR percentiles and payout percentages will be applied to each NEO's TSR-based award.

For our CEO and any of his direct reports who are also KBR officers required to file reports with the SEC under Section 16 of the Exchange Act, if KBR's average TSR at the end of the three-year performance period is negative, the payment of vested performance units will not exceed the target (100%) payout under the TSR Peer Group Percentile and TSR Payout Percentage Table. This provision does not apply upon a double trigger event occurring during the three-year performance period.

TSR Peer Group Percentile and TSR Payout Percentage Table for 2024 Awards

Performance Level	2024-2026 3-YR TSR Ranking	TSR Percentile	TSR Payout
	1	100.0%	200.0%
Maximum	**2**	**94.7%**	**200.0%**
	3	89.5%	198.8%
	4	84.2%	185.5%
	5	78.9%	172.3%
	6	73.7%	159.3%
	7	68.4%	146.0%
	8	63.2%	133.0%
	9	57.9%	119.8%
Target	**10**	**52.6%**	**106.5%**
	11	47.4%	93.5%
	12	42.1%	80.3%
	13	36.8%	67.0%
	14	31.6%	54.0%
	15	26.3%	40.8%
Threshold	**16**	**21.1%**	**27.8%**
	17	15.8%	0.0%
	18	10.5%	0.0%
	19	5.3%	0.0%
	20	0.0%	0.0%

B2B METRIC

The remaining 50% of the KBR Long-Term Performance Cash and Stock Awards will be determined based on B2B over the same three-year performance period. B2B is appropriately measured over three years because our contracts are long-term in nature and often involve amendments and scope adjustments that might distort a shorter performance period. We believe using three-year B2B as a performance metric incentivizes the NEOs to win the right work, which is one of our key strategic priorities and a means to create long-term growth and position KBR for a strong and stable future amidst economic volatility.

Our Compensation Committee establishes the B2B target one year at a time—rather than setting a target for the entire three-year performance period—because it is difficult to forecast B2B beyond one year in the ever-changing market conditions. The final award for the B2B metric will be determined by the average of the B2B payout percentages achieved during each year of the performance period.

The 2024 performance goals and associated payouts for B2B are shown below.

	Threshold	Target	Maximum
Performance Goal	0.90	1.05	≥ 1.20
Payout %*	25%	100%	200%

* For a result between threshold and target and target and maximum, the payout is determined by linear interpolation.

Our Compensation Committee will set the B2B targets for the second and third years in the performance period at levels that remain rigorous.

Possible Negative Discretion

Regardless of KBR's TSR and B2B performance, 20% of the 2024 KBR Long-Term Performance Cash and Stock Award target opportunity was subject to forfeiture if our Compensation Committee determined, in its sole discretion, that 2024 was not a successful year for us. The possible 20% reduction is determined by our Compensation Committee on or before March 31, 2025, and the amount forfeited cannot be earned back during the three-year performance period, which runs from January 1, 2024, to December 31, 2026. There is no upside opportunity to this discretion; our Compensation Committee is not authorized to increase payouts, even if 2024 is a particularly strong year. In February 2025, our Compensation Committee determined that 2024 was a successful year for KBR and, accordingly, it did not exercise its discretion to cause a forfeiture of 20% of the KBR Long-Term Performance Cash and Stock Award target opportunity.

Similarly, the KBR Long-Term Performance Cash and Stock Awards that were granted to our NEOs in 2024 provide our Compensation Committee with the discretion to reduce for poor performance, but not increase, by any amount (including a reduction resulting in no payout) the payments that would otherwise be made with respect to such awards. This negative discretion may be exercised by our Compensation Committee at any time before payment is made with respect to these awards, but it may not be exercised following the occurrence of a corporate change (as defined in the KBR Stock and Incentive Plan). Our Compensation Committee did not exercise negative discretion to reduce the payments made under the KBR Long-Term Performance Cash and Stock Awards that were granted to our NEOs in 2024.

RESULTS AND PAYOUTS FOR AWARDS FOR THE 2022-2024 PERFORMANCE PERIOD

In February 2025, our Compensation Committee certified the results for the KBR Long-Term Performance Cash and Stock Awards that were granted on February 24, 2022, based on the achievement of TSR and B2B performance goals.

Our average three-year TSR from January 1, 2022, until December 31, 2024, was 12.5% and ranked fourth among our TSR Peer Group that period, resulting in a 117.8% payout for the 2022 awards. The original 2022 TSR Peer Group of nine companies (including KBR) was reduced to eight companies due to the removal of ManTech International Corporation because it was acquired by The Carlyle Group Inc. in September 2022. As a result, the TSR percentiles and payout percentages were adjusted for the change in the number of companies.

TSR Peer Group	2022-2024 3-YR TSR Rank	Average 3-YR TSR
Parsons Corporation	1	25.0%
CACI International Inc	2	14.5%
Leidos Holdings, Inc.	3	13.6%
KBR, Inc.	**4**	**12.5%**
Booz Allen Hamilton Holding Corporation	5	11.6%
Fluor Corporation	6	11.5%
Science Applications International Corporation	7	6.0%
Jacobs Solutions Inc.	8	3.4%

Our B2B performance for each of the three years in the performance period is shown in the table below. The average B2B payout ratio for the three-year performance period was 158.3%.

Year	Threshold –25%	Target – 100%	Maximum – 200%	B2B[*]	B2B Payout Ratio
2022	1.00	1.05	1.10	1.20	200%
2023	0.90	1.00	1.10	1.10	200%
2024	0.90	1.05	1.20	1.00	75%
Average B2B Payout Ratio					**158.3%**

* With respect to the KBR Long-Term Performance Cash and Stock Awards, the calculation of book-to-bill excludes KBR's long-term private finance initiative (PFI) projects in the UK.

Payout Table for 2022-2024 KBR Long-Term Performance Cash and Stock Award Period

Named Executive Officer	2022 Long-Term Performance Cash and Stock Award			Average Total Stockholder Return 2022-2024		Book-to-Bill 2022-2024	
	Target Performance Cash and Stock Award ($)	Target TSR-Related Shares of Stock* (#)	Target B2B-Related Cash Units ($)	Avg TSR Payout (%)	Actual Avg TSR Payout in Shares of Stock (#)	Avg B2B Payout Ratio Payout (%)	Actual Avg B2B Payout Ratio Payout in Cash ($)
Mr. Bradie	4,666,667	48,551	2,333,334	117.8	57,193	158.3	3,693,668
Mr. Sopp	1,000,000	10,404	500,000	117.8	12,256	158.3	791,500
Mr. Bright	833,333	8,670	416,667	117.8	10,213	158.3	659,584
Mr. Ibrahim	666,667	6,936	333,334	117.8	8,171	158.3	527,668
Ms. Galindo	666,667	6,936	333,334	117.8	8,171	158.3	527,668

* *The Target TSR-Related Shares of Stock is determined by dividing the target value of the TSR portion (50%) of the Target Performance Cash and Stock Award by the closing price of a share of KBR common stock on the grant date (rounded up to the next whole unit). The date of grant was February 24, 2022, and the closing price of a share of KBR common stock on that date was $48.06.*

KBR RESTRICTED STOCK UNITS

The KBR Restricted Stock Units granted to our NEOs in 2024 will vest in three equal annual installments, beginning on the first anniversary of the grant date, subject to continued service with KBR. For KBR Restricted Stock Units subject to the U.S. forms of grant agreements, dividend equivalents will be paid on restricted stock units at the same time dividends, if any, are paid to common stockholders. For KBR Restricted Stock Units subject to the international forms of grant agreements, dividend equivalents will accrue on restricted stock units at the same time dividends, if any, are paid to common stockholders but will not be paid until such shares of KBR common stock underlying the restricted stock units have been settled. Our Compensation Committee determined the number of restricted stock units for each NEO by dividing the portion of the total target long-term incentive award allocated to KBR restricted stock units (33 ⅓%) by $59.28, the closing price of our common stock on the date of grant (rounded up to the next whole share). Our Compensation Committee selected a three-year vesting schedule to facilitate retention and to provide incentives to enhance long-term value.

As with the KBR Long-Term Performance Cash and Stock Awards, 20% of the restricted stock unit grants was subject to forfeiture based on the discretion of our Compensation Committee if it determined on or before the first anniversary of the date of grant that 2024 was not a successful year for us. Any amount of restricted stock units forfeited could not be earned back during the second and third years of the three-year vesting period. In February 2025, our Compensation Committee determined that 2024 was a successful year for KBR and, accordingly, it did not exercise its discretion to cause a forfeiture of 20% of the KBR Restricted Stock Units.

No Changes Made to KBR's 2025 Long-Term Incentive Awards

No changes were made to the design of the LTI Plan for 2025 because the LTI Plan in effect in 2024 is still considered to be aligned with the interests of KBR and our stockholders. The TSR Peer Group for the 2025 LTI Plan includes the same companies used to benchmark the 2025 executive compensation for our NEOs.

Other Compensation Elements

NONQUALIFIED DEFERRED COMPENSATION

We maintain two active nonqualified deferred compensation plans in which our NEOs may participate: the KBR Elective Deferral Plan and the KBR Benefit Restoration Plan. Both plans are available to all KBR employees who meet the limits imposed by the Internal Revenue Code or the Employee Retirement Income Security Act, as applicable. KBR maintains these plans because similar plans are offered by many of the companies in our Peer Group. Our NEOs do not participate in any KBR-sponsored defined benefit pension plans.

The **KBR Elective Deferral Plan** helps certain employees meet their retirement and other future income needs. No company contributions are made to fund deferrals under this plan. Benefits under this plan are payable upon a termination of employment or at a future date specified by the employee.

The **KBR Benefit Restoration Plan** provides a vehicle to restore qualified plan benefits that are reduced because of limitations imposed under the Internal Revenue Code or because an employee participates in other company-sponsored plans. Benefits under this plan are payable upon a termination of employment.

SEVERANCE AND CHANGE-IN-CONTROL PROTECTION

Our Compensation Committee offers certain members of Senior Executive Management a severance and change-in-control agreement (an "Agreement"), each of which is substantially the same for each NEO. We believe that providing termination benefits under a severance and change-in-control agreement allows KBR to be competitive with the practices of the companies in the Peer Group, as well as the general market. In addition, the specific terms for receiving termination benefits under the Agreements serve to motivate and retain key employees. The Agreements offered to our NEOs are further described in the sections titled "2024 Potential Payments Upon Termination or Change In Control" and "Severance and Change-in-Control Agreements."

The Agreement requires a double-trigger change-in-control termination (i.e., the occurrence of both a change in control and a termination of employment within two years thereafter) in order for an executive to receive change-in-control benefits. None of the Agreements contain an excise tax gross-up, and our Compensation Committee has committed not to provide for such gross-ups in the future.

Our Compensation Committee offered the Agreement to Mr. Bradie in June 2014, Mr. Ibrahim in May 2015, Mr. Sopp in February 2017, Mr. Bright in January 2021, and Ms. Galindo in November 2021 because each of our other members of Senior Executive Management at those times had an Agreement or to incentivize them to leave their former employer and join KBR. The Agreements terminate automatically on the earlier of (i) the executive's termination of employment with KBR or (ii) two years after a change in control that occurs during the term of the Agreement.

The Agreement provides for:

- Severance termination benefits (prior to a change in control), which for Mr. Sopp, were graded based on service time with KBR;
- Double-trigger change-in-control termination benefits (after a change in control); and
- Death, disability, and retirement benefits.

As a condition of receiving these benefits (other than the death and disability benefits), the applicable executive must first execute a release and full settlement agreement.

The Agreement contains customary confidentiality, non-competition, and non-solicitation covenants, as well as a mandatory arbitration provision. In addition, the Agreement contains a clawback provision that allows KBR to recover any benefits paid under the Agreement if our Compensation Committee determines within two years after the executive's termination of employment that the executive's employment could have been terminated for "Cause," as defined in the Agreement. The Agreement provides that in any involuntary or voluntary termination, executives forfeit all unvested stock options, stock appreciation rights, restricted stock, restricted stock units, and performance cash awards granted to such executive. Such awards will fully vest upon a double-trigger change-in-control termination.

OTHER BENEFITS

Generally, our NEOs participate in the same retirement and health and welfare programs as our other employees. In 2024, all our NEOs participated in a 401(k) plan, under which KBR made employer matching contributions up to 5.5% of eligible compensation. Our NEOs' health care and insurance coverage are the same as those provided to other active employees, except that the NEOs are eligible to receive an executive physical under our Zero Harm initiative and our CEO receives a global welfare plan to ensure he has easy access to medical care worldwide due to his extensive business travel.

NEOs are eligible to receive limited financial planning advice. Otherwise, we typically do not offer perquisites to our NEOs that are not generally available to other employees. With a few exceptions, our executives do not have company cars or allowances for cars, housing, or travel, unless we ask them to relocate. In connection with a prior international assignment that ended in 2019, Mr. Ibrahim received the standard allowances for a car, housing, school, and relocation costs, and he was included in our standard tax equalization program. He is no longer entitled to these benefits and has not received any since the end of his international assignment.

To allow for maximum efficiency and productive use of time, we have one leased car and a driver in Houston for use by our NEOs and others for business purposes. Our NEOs may use this car and the driver for limited personal use only if the car is not being used for business purposes at that time.

Stock-Related Policies

STOCK OWNERSHIP GUIDELINES FOR OFFICERS

We established stock ownership guidelines for certain of our officers and officers of our subsidiaries to link these officers' financial interests more closely with those of our stockholders. Our Board of Directors adopted ownership guidelines for our executives at the levels indicated below.

Group	Ownership Level
CEO	5x base salary
Level 1 Executives (Direct reports to CEO, including all the NEOs)	3x base salary
Level 2 Executives (Direct reports to Level 1 Executives and at least a vice president)	1x base salary

Each executive subject to the ownership guidelines has five years after the adoption of the guidelines or his or her appointment to a covered position, whichever is later, to achieve the indicated ownership level. All beneficially owned shares of KBR common stock, as well as vested and unvested restricted stock and restricted stock units, are counted towards achievement of the ownership guidelines. For purposes of determining compliance, the value of an executive's shares of common stock is determined based on the closing price of the common stock on the selected date. An executive who has achieved the applicable ownership level is not required to retain or purchase additional shares if a decline in the price of the common stock causes his or her holdings to fall below the requisite ownership level. For any executive other than the CEO, the Chief Operating Officer (if any), the CFO, and the General Counsel, the required ownership level is reduced by fifty percent on and after the executive's 60th birthday.

All our NEOs who have served in their covered positions at least five years are in compliance with our Stock Ownership Guidelines.



* Mr. Ibrahim's required ownership value is based on fifty percent of his 2025 base salary because he meets the age reduction rule under the stock ownership guidelines.

NO PLEDGING OR HEDGING

No KBR officer may pledge, hypothecate, create any lien or security interest on, or enter into a margin contract secured by, any shares, options to purchase shares, or any other interest in shares of KBR common stock. In addition, our anti-hedging policy prohibits all members of our Board of Directors, employees, and agents from (i) speculative trading in our securities; (ii) engaging in hedging transactions using our securities; (iii) "short selling" our securities; and (iv) trading derivative securities, such as put options, call options, swaps, or collars related to our securities.

EQUITY AWARD GRANT PRACTICES

Equity awards are discretionary and are generally granted to our NEOs two business days after KBR files a Form 10-K with the SEC in the first quarter of the grant year. In certain circumstances, including the hiring or promotion of an officer, our Compensation Committee may approve grants to be effective at other times. KBR did not grant stock options to its employees during the last completed fiscal year; however, stock option grants, when approved by our Compensation Committee, are never issued with an exercise price below the fair market value of our common stock on the date of grant. KBR does not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Impact of Accounting, Regulatory, and Tax Requirements on Compensation

We apply the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 718-10 to account for and report equity-based compensation. FASB ASC 718-10 requires that compensation expense for equity-classified awards be measured based on the grant date fair value of the award and recognized on a straight-line basis over the requisite service period or the vesting period. Compensation expense for performance-based awards settled in cash is measured based on the grant date fair value, which is re-measured at each reporting date through the settlement date. Changes in fair value during the requisite service period or the vesting period are recognized as compensation cost on a straight-line basis over that period. Compensation expense was recognized for restricted stock units, performance stock units, and cash and stock performance awards.

In the years when we grant stock option awards, the grant date fair value is estimated using option-pricing models. If an award is modified after the grant date, incremental compensation cost is recognized immediately before the modification. The benefits of tax deductions in excess of the compensation cost recognized for the options (excess tax benefits) are classified as addition to paid-in-capital, and cash retained as a result of these excess tax benefits is presented in the statement of cash flows as financing cash inflows.

We will continue to monitor issues concerning the tax deductibility of executive compensation and will take appropriate action if we believe it is warranted. Since corporate objectives and strategic needs may not always be consistent with the requirements of full deductibility, we expect, if we believe it is appropriate, to enter into compensation arrangements or provide compensation under which payments will not be fully deductible.

Impact of Executive Conduct or a Restatement of Earnings on Compensation (Clawback Policies)

We maintain a discretionary clawback policy that provides that, if we determine at any time within two years after the termination of employment of an NEO that such executive's employment could have been terminated for Cause, as defined in the executive's Agreement, we retain the right to recover any severance benefits (both cash and equity) provided under the Agreement to such executive. In such a case, the executive agrees to promptly repay such amounts to us.

Prior to our adoption of a clawback policy that complies with Section 10D of the Exchange Act and the NYSE rules, we included in our cash and equity incentive programs a provision that allowed our Compensation Committee to seek recovery of any incentives that are determined to be an overpayment following any restatement of our financial results that impacts the performance metrics on which the incentive awards were calculated.

In October 2022, the SEC adopted rules requiring that the stock exchanges, including the NYSE, establish new listing rules that set minimum standards for clawback policies that must be implemented by their listed companies. Upon adoption of the rules, effective October 2, 2023, our Board of Directors approved and adopted KBR's Procedure for the Recovery of Erroneously Awarded Compensation (the "Clawback Procedure") to comply with Section 10D of the Exchange Act and the NYSE rules. The Clawback Procedure requires the Company to claw back erroneously awarded incentive-based compensation from current and former executive officers of the Company ("Covered Officers") in the event that the Company is required to prepare an accounting restatement. The recovery of such compensation under the Clawback Procedure applies regardless of whether a Covered Officer engaged in misconduct or otherwise caused or contributed to the requirement of an accounting restatement. The Compensation Committee oversees the administration of the Clawback Procedure. The foregoing summary of the Clawback Procedure does not purport to be complete and is qualified in its entirety by reference to the full text of the Clawback Procedure.

Conclusion

In a highly competitive market for executive talent, we believe our customers' and employees' interests, as well as those of our stockholders and other stakeholders, are well served by our compensation programs. These programs are reasonably positioned among our Peer Group, encourage and promote our compensation objectives with a strong emphasis on pay for performance, and permit the exercise of our Compensation Committee's discretion in the design and implementation of compensation packages. Going forward, we will continue to review our compensation plans periodically to determine what revisions, if any, should be made.

Compensation Committee Report

Our Compensation Committee reviewed and discussed the Compensation Discussion and Analysis, as provided above, with KBR's management. Based on its review, our Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement. This report shall not be deemed to be "soliciting material" or to otherwise be considered "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that KBR specifically incorporates it by reference into such filing.

Respectfully submitted,

The Compensation Committee of Directors

Jack B. Moore, Chair
Joseph Dominguez
Lynn A. Dugle
Lt. General Wendy M. Masiello
Ann D. Pickard

March 12, 2025

Compensation Committee Interlocks and Insider Participation

As of the date of this proxy statement, no member of our Compensation Committee has served as an officer or employee of KBR. Further, none of KBR's executive officers have served on a board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee of KBR.

Executive Compensation Tables

Summary Compensation

The following table sets forth information regarding the compensation of our NEOs for the fiscal year ended January 3, 2025, and, if the individual was an NEO for the applicable fiscal year, for the fiscal years ended December 29, 2023, and December 31, 2022.

Name and Principal Position	Year	Salary ($)[1]	Stock Awards ($)[2][3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Stuart J. B. Bradie President & CEO	2024	1,284,698	4,819,548	6,267,669	3,850	181,180	12,556,945
	2023	1,226,983	4,630,378	6,656,775	11,507	134,277	12,659,920
	2022	1,191,360	4,641,028	6,645,508	13,229	125,910	12,617,035
Mark W. Sopp EVP & CFO	2024	768,458	1,134,032	1,721,798	1,131	41,905	3,667,324
	2023	705,223	1,021,917	1,960,446	3,583	50,844	3,742,013
	2022	684,188	994,516	1,987,034	3,757	37,630	3,707,125
W. Byron Bright, Jr. President, Mission Technology Solutions	2024	738,088	819,004	1,553,116	927	54,089	3,165,224
	2023	677,362	798,358	1,592,527	2,857	62,067	3,133,171
	2022	657,156	828,763	1,496,189	2,859	51,144	3,036,112
J. Jay Ibrahim President, Sustainable Technology Solutions	2024	701,832	756,021	1,464,329	994	52,166	2,975,342
	2023	615,780	638,698	1,593,138	3,238	48,868	2,899,722
	2022	597,423	663,011	1,528,508	3,544	47,858	2,840,344
Sonia Galindo EVP, General Counsel & Corporate Secretary	2024	672,670	693,039	1,362,348	286	53,523	2,781,866

[1] Salary equals base pay paid to each NEO during the applicable year, including any elective deferrals into the Kellogg Brown & Root, Inc. Retirement and Savings Plan or the KBR Elective Deferral Plan. The actual salary paid may fluctuate due to the timing of payroll processing at each year end. With respect to Mr. Bradie, his 2024, 2023, and 2022 salary payments were converted from British Pounds to U.S. Dollars using the exchange rate applicable for each month in each year. The exchange rates used were the rates reported by Bloomberg on the last business day of the month prior to payment. The exchange rates ranged from $1.2494 to $1.3380 during the period of December 30, 2023, through January 3, 2025; $1.1943 to $1.2858 during the period of January 1, 2023, through December 29, 2023; and $1.3533 to $1.2098 during the period of January 1, 2022, through December 31, 2022.

[2] The amounts in column (d) represent the aggregate grant date fair value of awards granted in 2022, 2023, and 2024, pursuant to the KBR Stock and Incentive Plan. The fair values were determined in accordance with FASB ASC 718, "Stock Compensation." Assumptions used in the calculation of these amounts are described in note 1 under "Significant Accounting Policies" and note 18 under "Share-based Compensation and Incentive Plans" of our audited financial statements included in our annual report on Form 10-K for the fiscal year ended January 3, 2025, and the comparable disclosures in fiscal 2022 and fiscal 2023.

[3] With respect to the performance awards granted in 2022, 2023, and 2024, which are based 50% on TSR, and to that extent are included in the value of stock awards in column (d), the assumptions assume the probable outcome of the TSR performance condition, which is computed in accordance with FASB ASC 718 (excluding the effect of estimated forfeitures). At maximum performance, the value of the shares of KBR common stock underlying each performance award reported in column (d) would be equal to the product of twice the number of shares of KBR common stock underlying each performance award and $48.06, with respect to the performance awards granted in 2022, $55.70, with respect to the performance awards granted in 2023, and $59.28, with respect to the performance awards granted in 2024, the closing prices of KBR's common stock on the dates of grant. This would give (i) Mr. Bradie a stock awards value under column (d) of $7,650,143 in 2024, $7,250,135 in 2023, and $7,000,083 in 2022; (ii) Mr. Sopp a stock awards value under column (d) of $1,800,096 in 2024, $1,600,150 in 2023, and $1,500,049 in 2022; (iii) Mr. Bright a stock awards value under column (d) of $1,300,010 in 2024, $1,250,075 in 2023, and $1,250,041 in 2022; (iv) Mr. Ibrahim a stock awards value under column (d) of $1,200,064 in 2024, $1,000,094 in 2023, and $1,000,032 in 2022; and (v) Ms. Galindo a stock awards value under column (d) of $1,100,118 in 2024.

[4] Amounts reportable in column (e) relate to (i) payments under our Performance Pay Plan for 2024, 2023, and 2022; and (ii) payments related to the 50% portions of the 2022, 2021, and 2020 performance awards that are based on the B2B performance measure with respect to the 2022 performance awards and JIS performance measure with respect to the 2021 and 2020 performance awards and which were granted under our KBR Stock and Incentive Plan. Benefits under our Performance Pay Plan and the KBR Stock and Incentive Plan are payable by their terms during the first quarter of the following year.

(5)   The amounts shown in column (f) include the following:

Name	Year	Benefit Restoration	Elective Deferral	Total[(A)]
Bradie	2024	3,850	—	3,850
	2023	11,507	—	11,507
	2022	13,229	—	13,229
Sopp	2024	1,131	—	1,131
	2023	3,583	—	3,583
	2022	3,757	—	3,757
Bright	2024	927	—	927
	2023	2,857	—	2,857
	2022	2,859	—	2,859
Ibrahim	2024	994	—	994
	2023	3,238	—	3,238
	2022	3,544	—	3,544
Galindo	2024	286	—	286

(A) Any amounts reportable here and in column (f) of the Summary Compensation Table are payable in connection with KBR's nonqualified deferred compensation plans, including the KBR Benefit Restoration Plan ("Benefit Restoration") and KBR Elective Deferral Plan ("Elective Deferral"). These amounts reflect above-market or preferential earnings on nonqualified deferred compensation. None of our NEOs participate in the KBR Elective Deferral Plan.

(6)   The amounts shown in column (g) include the following:

Name	Year	Retirement Plan Company Match	Benefit Restoration Award	Travel[(A)]	Executive Physicals[(B)]	Global Medical Plan[(C)]	Financial Planning/Tax Preparation Fees[(D)]	Total
Bradie	2024	13,262	51,144	24,055	7,581	76,381	8,756	181,180
Sopp	2024	18,975	21,722	673	535	—	—	41,905
Bright	2024	18,975	20,114	—	—	—	15,000	54,089
Ibrahim	2024	18,975	18,191	—	—	—	15,000	52,166
Galindo	2024	18,975	16,649	2,899	—	—	15,000	53,523

(A) The amounts in this column represent travel payments for Messrs. Bradie and Sopp and Ms. Galindo that relate to a spouse or significant other's travel for a business trip.

(B) The amounts in this column represent the costs for executive physicals offered by KBR. KBR believes the health of its leadership impacts how it delivers for the organization. Taking a proactive approach to health and wellness with a focus on prevention aligns with KBR's Zero Harm and Wellness Program initiatives and ensures business stability.

(C) The amount in this column represents KBR's cost for Mr. Bradie's self-insured global medical plan.

(D) The amounts in this column represent the costs for assistance with Mr. Bradie's tax returns and Messrs. Bright and Ibrahim's and Ms. Galindo's financial planning.

Grants of Plan-Based Awards

The following table provides information regarding awards in 2024 under the KBR Senior Executive Performance Pay Plan and the KBR Stock and Incentive Plan.

Name	Grant Type[1]	Grant Date	Approval Date	Number Of Non-Equity Incentive Plan Units Granted	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number Of Shares Of Stock Or Units (#)[3]	Grant Date Fair Value Of Stock And Option Awards ($)[4]
					Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)
Stuart J. B. Bradie	STI	—	—	—	478,125	1,912,500	3,825,000	—	—	—	—	—
	PAs-TSR	2/22/2024	2/21/2024	—	—	—	—	637,500	2,550,000	5,100,000	—	2,269,500
	PAs-B2B	2/22/2024	2/21/2024	2,550,000	637,500	2,550,000	5,100,000	—	—	—	—	—
	RSUs	2/22/2024	2/21/2024	—	—	—	—	—	—	—	43,017	2,550,048
Mark W. Sopp	STI	—	—	—	176,059	704,238	1,408,476	—	—	—	—	—
	PAs-TSR	2/22/2024	2/21/2024	—	—	—	—	150,000	600,000	1,200,000	—	534,000
	PAs-B2B	2/22/2024	2/21/2024	600,000	150,000	600,000	1,200,000	—	—	—	—	—
	RSUs	2/22/2024	2/21/2024	—	—	—	—	—	—	—	10,122	600,032
W. Byron Bright, Jr.	STI	—	—	—	169,101	676,406	1,352,811	—	—	—	—	—
	PAs-TSR	2/22/2024	2/21/2024	—	—	—	—	108,333	433,333	866,666	—	385,666
	PAs-B2B	2/22/2024	2/21/2024	433,334	108,334	433,334	866,668	—	—	—	—	—
	RSUs	2/22/2024	2/21/2024	—	—	—	—	—	—	—	7,310	433,337
J. Jay Ibrahim	STI	—	—	—	161,049	644,196	1,288,392	—	—	—	—	—
	PAs-TSR	2/22/2024	2/21/2024	—	—	—	—	100,000	400,000	800,000	—	356,000
	PAs-B2B	2/22/2024	2/21/2024	400,000	100,000	400,000	800,000	—	—	—	—	—
	RSUs	2/22/2024	2/21/2024	—	—	—	—	—	—	—	6,748	400,021
Sonia Galindo	STI	—	—	—	154,114	616,455	1,232,910	—	—	—	—	—
	PAs-TSR	2/22/2024	2/21/2024	—	—	—	—	91,667	366,666	733,332	—	326,333
	PAs-B2B	2/22/2024	2/21/2024	366,667	91,667	366,667	733,334	—	—	—	—	—
	RSUs	2/22/2024	2/21/2024	—	—	—	—	—	—	—	6,186	366,706

[1] During fiscal year 2024, the NEOs received the following types of plan-based awards: STI (Annual); LTI Performance Cash and Stock Awards ("PAs"), which are based 50% on relative TSR and 50% on B2B; and KBR Restricted Stock Units ("RSUs"). All awards were granted under the KBR Stock and Incentive Plan, except that the STI was granted under the Performance Pay Plan, which is a performance program under the KBR Stock and Incentive Plan.

[2] The PAs in the Non-Equity columns represent the 50% portion of the award based on B2B and have a target value of $1.00 per unit (not the value of KBR's common stock), and such amounts represent the total dollar value of the incentive opportunity at the threshold, target, and maximum potential payout levels. The PAs in the Equity Incentive Plan columns represent the 50% portion of the award based on TSR and are based upon the number of shares of KBR common stock underlying each award at the threshold, target, and maximum potential payout levels. Actual STI and PA payouts may equal amounts between performance level percentages based on the achievement levels of performance metrics. The 2024 STI payouts are calculated using the Participant's annual base salary as determined on January 1, 2024 (or the first day the Participant becomes eligible to participate in the Performance Pay Plan if such day occurs after the first day of January). Estimated payouts of the portions of the PAs based 50% on TSR and 50% on B2B are each calculated using half of the Participant's total KBR Long-Term Performance Cash and Stock Award granted in 2024.

[3] The RSUs in column (l) vest equally over three years.

[4] The amounts in column (m) are calculated for RSUs based on the product of the number of RSUs granted and the closing price of KBR's common stock on the Grant Date of $59.28 and are calculated for PAs based on each PA unit having a grant date fair value of $0.890. These amounts reflect the aggregate grant date fair value computed in accordance with FASB ASC 718.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

NO EMPLOYMENT AGREEMENTS

Our NEOs do not have employment agreements. Each of our NEOs entered into a severance and change-in-control agreement that only provides for severance-type benefits, including severance following a change in control. For more information, see "Severance and Change-in-Control Agreements."

LONG-TERM INCENTIVES

During fiscal year 2024, our NEOs received the following types of plan-based awards under the KBR Stock and Incentive Plan: (1) an annual STI award, which is based on achieving goals for pre-established performance metrics and is paid in cash (see "Short-Term Incentives (Annual)" for more detail), (2) LTI PAs, which are based 50% on B2B and 50% on relative TSR (see "KBR Long-Term Performance Cash and Stock Awards" for more detail), and (3) RSUs.

The PAs were granted on February 22, 2024. One-half of the target value of the PAs was granted with respect to the TSR portion of the award and consisted of a target number of units that each represent the right to receive one share of our common stock, with the number of such units initially determined by dividing the target value of the TSR portion of the award by $59.28, the closing price of a share of our common stock on the date of grant (rounded up to the next whole unit). The number of such units (and, accordingly, the number of shares of our common stock delivered in settlement of the units) under the TSR portion of the PAs will depend on the level of achievement of the TSR performance objective and may vary from 0% to 200% of the original target number of units granted. The level of achievement of the TSR performance objective will be determined at the end of the performance period based on the level of achievement during the performance period of the comparison of the average TSR (measured with a 20-trading-day average price) of KBR's common stock at the end of the performance period to the average TSR of each of the common stocks of the members of the peer group for the performance period. Specifically, each peer group company's TSR is measured every quarter, indexed back to the start of the year, and KBR's similarly calculated average quarterly indexed TSR is ranked relative to its peers. KBR's average quarterly indexed TSR rank is measured over the three-year performance period, which runs from January 1, 2024, to December 31, 2026.

The remaining 50% of the PAs will be determined based on B2B over the same three-year performance period. The B2B portion of each PA has a target value of $1.00 per unit. B2B is a measurement of the value of awarded contracts in comparison to revenue earned in the period. B2B is a standard industry metric for both government and commercial/industrial peers. B2B is calculated as the average of the achievement levels of the B2B performance metric for each year during the three-year performance period. Like the TSR portion of the 2024 PAs, achievement of Threshold pays out at 25%, Target at 100%, and Maximum at 200%, all weighted 50%. However, the B2B portion of the 2024 PAs is paid out in cash, whereas the TSR portion of the 2024 PAs is settled in shares of our common stock. No award will be paid for B2B under the PAs until after the end of the three-year performance period when the average B2B earned will be calculated using the average B2B percentage achieved during each year in the three-year performance period.

In addition to the TSR and B2B performance measures, 20% of the PAs granted on February 22, 2024, were subject to forfeiture if our Compensation Committee in its sole discretion determined that 2024 was not a successful year for us. The metric was a one-time metric that if not satisfied at the end of 2024 would result in the forfeiture of 20% of the PAs granted in 2024. In 2024, this performance metric was satisfied.

The stock-settled payout for the 50% TSR portion of the 2022, 2023, and 2024 grants of KBR Long-Term Performance Cash and Stock Awards are reported in the "Stock Awards" column of the Summary Compensation Table for 2022, 2023, and 2024, the years in which the awards were granted (rather than in the "Non-Equity Incentive Plan Compensation" column in the year they were earned (2024, 2025, and 2026)), because the TSR portion of KBR Long-Term Performance Cash and Stock Awards fell within the scope of FASB ASC 718.

The cash payout for the 50% B2B portion of the 2022, 2023, and 2024 KBR Long-Term Performance Cash and Stock Awards will be reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table in the year earned because the B2B portion falls within the scope of FASB ASC 718. Due to the B2B performance requirement being met in 2024 for the 2022 KBR Long-Term Performance Cash and Stock Awards, the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table includes the B2B portion of the 2022 KBR Long-Term Performance Cash and Stock Awards in 2024.

In February 2024, our Compensation Committee approved long-term incentive target values of $7,650,000 for Mr. Bradie, $1,800,000 for Mr. Sopp, $1,300,000 for Mr. Bright, $1,200,000 for Mr. Ibrahim, and $1,100,000 for Ms. Galindo as described in the " Compensation Discussion and Analysis" section of this proxy statement under the header " KBR Stock and Incentive Plan." Long-term incentive awards were delivered through a combination of cash- and stock-based PAs and stock-based RSUs.

Our Compensation Committee determined the number of PAs for 2024 for each NEO by multiplying the total long-term incentive target value by 66 ⅔%, one-half of which was allocated to each of the B2B portion and the TSR portion of the award. The target value allocated to the B2B portion of the PA was divided by $1.00 (the target value of each unit associated with that portion of the PA). Our Compensation Committee decided to use $1.00 as the target value for the B2B portion of each PA for the purpose of administering and communicating the award. In addition, the use of $1.00 as a target value for the B2B portion of each PA is a means of expressing the value of that portion of the award since the number of PAs were granted based on the total target value of long-term incentive awards. The actual value of the B2B portion of a PA may increase to a maximum of 200% of $1.00, or $2.00, or decrease to below threshold to 0% of $1.00, or $0.00. The value of the B2B portion of PAs for performance between threshold and target or target and maximum will be calculated using linear interpolation. The target value of the PAs allocated to the TSR portion of the award is represented by a target number of units that each represent the right to receive one share of our common stock, with the number of such units initially determined by dividing the target value of the TSR portion of the award by the closing price of a share of our common stock on the date of grant (rounded up to the next whole unit). The number of such units (and, accordingly, the number of shares of our common stock delivered in settlement of the units) under the TSR portion of a PA may increase to a maximum of 200% of the original number of units granted, or decrease to 0% of the original number of units granted, in each case depending on the level of achievement of the TSR performance objective.

The Compensation Committee adopted a three-year performance award cycle because it promotes retention and aligns the long-term interests of the NEOs with the interests of our stockholders.

The RSUs granted on February 22, 2024, under the KBR Stock and Incentive Plan vest in equal annual increments beginning on the first anniversary of the grant date. Our Compensation Committee determined the number of RSUs for each NEO by multiplying the total long-term incentive target value by 33 ⅓% and dividing the product by the closing price of our common stock on the date of grant.

In addition to the service requirement for vesting, 20% of the RSUs that were granted in 2024 were subject to forfeiture if our Compensation Committee in its sole discretion determined that 2024 was not a successful year for KBR. After reviewing KBR's results for 2024, the Compensation Committee did not initiate a forfeiture.

SHORT-TERM INCENTIVES (ANNUAL)

Our NEOs were eligible to participate in the Performance Pay Plan for the 2024 calendar year. Payouts under the Performance Pay Plan are based on a combination of individual performance and company performance against goals for pre-established performance metrics, as described in the Compensation Discussion and Analysis.

Each NEO's short-term incentive award opportunity was based on a percentage of base salary for each possible performance level (threshold, target, or maximum), as follows: (i) for Mr. Bradie, 37.5%, 150%, and 300% and (ii) for Ms. Galindo and Messrs. Bright, Ibrahim, and Sopp, 23.75%, 95% and 190%.

SALARY AND SHORT-TERM INCENTIVE IN PROPORTION TO TOTAL COMPENSATION

Assuming target performance with respect to the long-term incentive awards, our CEO, Mr. Bradie, received approximately 29% of his total compensation in the form of base salary and annual cash-based STI awards, and our NEOs (other than our CEO) generally received on average approximately 51% of their total compensation in the form of base salary and annual cash-based STI awards. Please see the " Compensation Discussion and Analysis" section of this proxy statement for a description of the philosophy and objectives of our compensation program.

Outstanding Equity Awards at Fiscal Year End

The following table provides information on previously awarded equity grants outstanding as of January 3, 2025.

Name	Grant Date[1]	Stock Awards		Equity Incentive Plan Awards: # of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
		Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]		
(a)		**(b)**	**(c)**	**(d)**	**(e)**
Stuart J. B. Bradie	2/22/2024	43,017	2,538,433	43,017	5,076,866
	2/22/2023	28,926	1,706,923	43,388	5,120,652
	2/24/2022	16,184	955,018	—	—
TOTAL		**88,127**	**5,200,374**	**86,405**	**10,197,518**
Mark W. Sopp	2/22/2024	10,122	597,299	10,122	1,194,598
	2/22/2023	6,384	376,720	9,576	1,130,160
	2/24/2022	3,468	204,647	—	—
TOTAL		**19,974**	**1,178,666**	**19,698**	**2,324,758**
W. Byron Bright, Jr.	2/22/2024	7,310	431,363	7,310	862,726
	2/22/2023	4,987	294,283	7,481	882,908
	2/24/2022	2,890	170,539	—	—
TOTAL		**15,187**	**896,185**	**14,791**	**1,745,634**
J. Jay Ibrahim	2/22/2024	6,748	398,199	6,748	796,399
	2/22/2023	3,990	235,450	5,985	706,350
	2/24/2022	2,312	136,431	—	—
TOTAL		**13,050**	**770,080**	**12,733**	**1,502,749**
Sonia Galindo	2/22/2024	6,186	365,036	6,186	730,072
	2/22/2023	3,990	235,450	5,985	706,350
	2/24/2022	2,312	136,431	—	—
TOTAL		**12,488**	**736,917**	**12,171**	**1,436,422**

[1] The awards granted consist of RSUs and performance awards based on relative TSR under the KBR Stock and Incentive Plan.

[2] With respect to the RSUs granted on February 24, 2022, February 22, 2023, and February 22, 2024, for all NEOs, the units vest at a rate of 33 ⅓% per year over a three-year vesting period. However, vesting of 20% of the total number of RSUs granted as part of the annual long-term incentive awards is subject to whether our Compensation Committee determines, in its sole discretion, that each of 2022, 2023, and 2024 was a successful year for KBR. The Compensation Committee determined that all three years were successful.

[3] Market value in this table is based upon a fair market value of $59.01 per share, the closing price for KBR common stock on January 3, 2025 (the last trading day of the fiscal year).

[4] This column includes the 50% portions of the performance awards granted in 2023 and 2024 that are based on TSR and settled in shares of our common stock. These performance awards vest, to the extent earned, at the end of the applicable three-year performance period.

[5] This column includes the values of the TSR-based portions of the performance awards granted in 2023 and 2024, which are calculated by multiplying the market value based upon a fair market value of $59.01 per share for KBR common stock, the closing price on January 3, 2025 (the last trading day of the fiscal year), by the maximum number of shares of KBR common stock deliverable under the TSR-based portions of the performance awards granted in 2023 and 2024, which is equal to the product of twice the number of shares of KBR common stock underlying each performance award. Under the SEC rules, the payout value reported in this column must be disclosed based on achieving threshold performance goals, except that if performance during the last completed fiscal year (or, if the payout is based on performance to occur over more than one year, the last completed fiscal years over which performance is measured) has exceeded threshold, we must disclose the next higher performance measure (target or maximum) that exceeds the last completed fiscal year's performance (or, if the payout is based on performance to occur over more than one year, the last completed fiscal years over which performance is measured). Under SEC rules, if an award provides only for a single estimated payout, that amount should be reported.

Option Exercises and Stock Vested

The following table shows information for 2024 regarding the exercise of stock options and the vesting of restricted stock units.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)[2]	Value Realized on Vesting ($)[3]
(a)	(b)	(c)	(d)	(e)
Stuart J. B. Bradie	—	—	109,891	6,455,067
Mark W. Sopp	—	—	24,209	1,422,766
W. Byron Bright, Jr.	—	—	19,655	1,154,640
J. Jay Ibrahim	22,190	1,070,818	16,007	940,665
Sonia Galindo	—	—	17,203	1,047,188

[1] When applicable, represents the pre-tax value realized on option awards that were exercised during the fiscal year, computed by multiplying the number of shares acquired on exercise by the difference between the closing price of common stock on the exercise date and the option price.

[2] Represents the number of restricted stock units ("RSUs") and performance stock units ("PSUs") that vested during the fiscal year 2024 and a portion of the cash and stock performance awards ("PAs") granted in 2022 that vested on December 31, 2024. The amounts included under columns (d) and (e) above attributable to the PAs granted in 2022 reflect the TSR-based portion of such PAs that is settled in shares of KBR common stock. For Mr. Bradie, 42,160 RSUs, 10,538 PSUs, and 57,193 PAs vested. For Mr. Sopp, 9,563 RSUs, 2,390 PSUs, and 12,256 PAs vested. For Mr. Bright, 7,554 RSUs, 1,888 PSUs, and 10,213 PAs vested. For Mr. Ibrahim, 6,268 RSUs, 1,568 PSUs, and 8,171 PAs vested. For Ms. Galindo, 8,170 RSUs, 862 PSUs, and 8,171 PAs vested. The B2B-based portion of the PAs that vested in fiscal year 2024 is not included under columns (d) and (e) above since it was paid out in cash but is reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table for 2024.

[3] Represents the pre-tax value realized on stock awards that vested during the fiscal year, computed by multiplying the number of shares acquired on vesting by the closing price of common stock on the vesting date. This also represents the value realized on the TSR-based portion of the 2022 PAs at the end of the three-year performance period on December 31, 2024, computed by multiplying the product of the target number of shares of KBR common stock granted and the TSR metric payout percentage of 117.8% (i.e., the number of shares of KBR common stock earned) by the closing price of common stock on December 31, 2024. The TSR metric payout percentage of 117.8% was certified by our Board, with respect to Mr. Bradie, and Compensation Committee, with respect to our other NEOs, effective as of February 25, 2025. The value realized on the TSR-based portion of the 2022 PAs on the date of certification for each NEO is as follows: Mr. Bradie, $2,758,990; Mr. Sopp, $591,229; Mr. Bright, $492,675; Mr. Ibrahim, $394,169; and Ms. Galindo, $394,169.

Pension Benefits

Our NEOs did not participate in a KBR-sponsored pension plan required to be reported under the Pension Benefits table.

Nonqualified Deferred Compensation

The following table provides information regarding each NEO's contributions to covered deferred compensation plans, earnings accrued during the year, withdrawals and distributions during the year, and plan balances at fiscal year-end.

Name	Plan	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[4]
(a)		(b)	(c)	(d)	(e)	(f)
Stuart J. B. Bradie	Elective Deferral	—	—	—	—	—
	Restoration	—	51,144	33,217	—	638,117
Mark W. Sopp	Elective Deferral	—	—	—	—	—
	Restoration	—	21,722	9,967	—	197,867
W. Byron Bright, Jr.	Elective Deferral	—	—	—	—	—
	Restoration	—	20,114	8,081	—	162,927
J. Jay Ibrahim	Elective Deferral	—	—	—	—	—
	Restoration	—	18,191	8,856	—	174,687
Sonia Galindo	Elective Deferral	—	—	—	—	—
	Restoration	—	16,649	1,991	—	51,870

[1] To the extent there are any amounts listed in column (b) above, those amounts will also be reported as compensation in the most recent year in columns (c) and/or (g) of the Summary Compensation Table.

[2] The amounts in column (c) are reported as compensation for 2024 in column (g) of the Summary Compensation Table.

[3] Only the above-market earnings in column (d) are reported as compensation for 2024 in column (f) of the Summary Compensation Table.

[4] Only the amount of the aggregate balance in column (f) that relates to registrant contributions that are reported in column (c) are reported as compensation in the "All Other Compensation" column of the Summary Compensation Table for 2024 as well as amounts previously reported in prior Summary Compensation Tables. The amounts disclosed in the Summary Compensation Table, both as currently and previously reported, as applicable, for each NEO are as follows: Mr. Bradie, $149,228; Mr. Sopp, $63,214; Mr. Bright, $58,588; Mr. Ibrahim, $49,992; and Ms. Galindo, $16,649.

NARRATIVE DISCLOSURE TO NONQUALIFIED DEFERRED COMPENSATION TABLE

Under the Elective Deferral Plan, voluntary pretax deferrals of up to 75% of base salary and incentive compensation are allowed each year. The Benefit Restoration Plan does not allow employee elective deferrals.

Earnings under the Elective Deferral Plan are based upon the executive's election from a variety of investment options that include both stock and bond funds. Generally, participants may change their investment elections without limit; however, most of the funds are subject to waiting periods for transfers and reallocations into and out of the same fund. Any preferential interest credited above 120% of the applicable Federal long-term rate is recorded in column (f) the Summary Compensation Table.

Earnings for the Benefit Restoration Plan that were applicable to allocation years prior to January 1, 2024, were credited based on a legacy bond fund in the KBR Elective Deferral Plan, which had 2022 and 2023 yields that exceeded 120% of the applicable Federal long-term rates. That preferential interest is recorded in column (f) of the Summary Compensation Table. In 2024, our NEOs received awards under the Benefit Restoration Plan in the amounts shown in the footnote table to column (g) of the Summary Compensation Table. Earnings for the Benefit Restoration Plan that are applicable to allocation years beginning on and after January 1, 2024, will be credited based upon the executive's election from a variety of investment options that consist of the same funds offered under the Elective Deferral Plan. Similar to the Elective Deferral Plan, participants under the Benefit Restoration Plan may change their investment elections without limit, subject to the waiting periods for transfers into and out of the same fund.

Benefits under the Benefit Restoration Plan are paid in a lump sum upon termination. Benefits under the Elective Deferral Plan are paid on termination of employment or a specified future date, either as a lump sum or in installments. Withdrawals under the Elective Deferral Plan are allowed in the case of an unforeseeable emergency.

ELEMENTS OF POST-TERMINATION COMPENSATION AND BENEFITS

KBR entered into severance and change-in-control agreements with each of our NEOs—in 2014 with respect to Mr. Bradie, in 2015 with respect to Mr. Ibrahim, in 2017 with respect to Mr. Sopp, and in 2021 with respect to Ms. Galindo and Mr. Bright.

Termination events that trigger payments and benefits include a change in control, normal or early retirement, termination without cause or for good reason, voluntary termination, disability, and death. Post-termination payments may include severance, accelerated vesting of restricted stock and stock options, maximum payments under cash-based short-term and long-term incentive plans, nonqualified account balances, and health benefits, among others. See "2024 Potential Payments Upon Termination or Change in Control" for more detail on estimated potential payments and benefits under Ms. Galindo and Messrs. Bradie, Bright, Ibrahim, and Sopp's severance and change-in-control agreements. See "Severance and Change-in-Control Agreements" for a description of: (a) the specific circumstances that would trigger payments and benefits, (b) the payment and benefit levels under various circumstances, (c) any material conditions or obligations applicable to the receipt of payments or benefits, and (d) any other material factors regarding the severance and change-in-control agreements.

2024 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Executive	Benefits[1][2]	Change in Control without Termination 1/3/2025 ($)	Change in Control with Involuntary Termination 1/3/2025 ($)	Retirement, Disability, or Death on 1/3/2025[6] ($)	Involuntary Not For Cause or Voluntary for Good Reason Termination on 1/3/2025 ($)	For Cause or Voluntary without Good Reason on 1/3/2025 ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Stuart J. B. Bradie	Stock Awards	—	5,200,374	5,200,374	—	—
	Stock Options[3]	—	—	—	—	—
	Performance Awards[4]	—	15,263,755	10,244,628	—	—
	Cash Severance[5]	—	12,365,868	2,574,225	6,375,000	—
TOTAL		—	**32,829,997**	**18,019,227**	**6,375,000**	—
Mark W. Sopp	Stock Awards	—	1,178,666	1,178,666	—	—
	Stock Options[3]	—	—	—	—	—
	Performance Awards[4]	—	3,409,653	2,252,662	—	—
	Cash Severance[5]	—	3,869,573	930,298	1,445,541	—
TOTAL		—	**8,457,892**	**4,361,626**	**1,445,541**	—
W. Byron Bright, Jr.	Stock Awards	—	896,185	896,185	—	—
	Stock Options[3]	—	—	—	—	—
	Performance Awards[4]	—	2,651,102	1,794,099	—	—
	Cash Severance[5]	—	3,745,574	893,532	1,388,412	—
TOTAL		—	**7,292,861**	**3,583,816**	**1,388,412**	—
J. Jay Ibrahim	Stock Awards	—	770,081	770,081	—	—
	Stock Options[3]	—	—	—	—	—
	Performance Awards[4]	—	2,227,336	1,471,125	—	—
	Cash Severance[5]	—	3,647,014	936,661	1,322,297	—
TOTAL		—	**6,644,431**	**3,177,867**	**1,322,297**	—
Sonia Galindo	Stock Awards	—	736,917	736,917	—	—
	Stock Options[3]	—	—	—	—	—
	Performance Awards[4]	—	2,160,839	1,448,737	—	—
	Cash Severance[5]	—	3,394,636	834,680	1,265,355	—
TOTAL		—	**6,292,392**	**3,020,334**	**1,265,355**	—

[1] The aggregate nonqualified deferred compensation payable to each NEO upon termination is set forth in column (f) of the Nonqualified Deferred Compensation Table and is not reflected in this table.

[2] This table includes amounts payable to the NEOs assuming they remained employed through January 3, 2025, pursuant to the Performance Pay Plan, as reported in column (e) of the Summary Compensation Table. If an NEO is terminated for "cause" (as defined under the applicable plan/program), all such executive's rights to payment would be automatically forfeited. This table does not include benefits that are generally available to all salaried employees.

[3] No amounts are shown for stock options in this table because there were no unvested stock options as of January 3, 2025. KBR last granted stock options in 2015.

[4] Assumes for purposes of a change in control with an involuntary termination, retirement, disability, or death that payout for the Performance Awards will be at target. Performance Awards are fully vested on a change-in-control termination but are prorated on retirement, disability, or death. While the value of the 2022 Performance Awards is included in the Change in Control with Involuntary Termination column based on target as required pursuant to applicable reporting rules, those awards actually paid out at 158.3% of target with respect to the B2B portion and 117.8% with respect to the TSR portion.

[5] Cash severance includes welfare costs in the case of a change in control with an involuntary termination. With respect to Mr. Bradie, welfare costs are estimated using the highest cost medical plan option available to KBR employees. Cash severance in the case of retirement, disability, or death is equal to the actual short-term incentive ("STI") payout (prorated to the date of termination if the date of termination occurs before the end of the performance period). Cash severance does not include amounts that may be paid under the severance plan generally available to all employees because the NEOs are not eligible for that plan while party to an individual severance agreement.

[6] Retirement is completely discretionary and subject to the approval of our Compensation Committee except for Messrs. Bradie and Ibrahim. With respect to Messrs. Bradie and Ibrahim, retirement means resignation from employment (other than for "good reason" (as defined under their severance and change-in-control agreements)) on any date after reaching age 65 or, with the approval of our Compensation Committee, on any date (x) after reaching age 55 (with at least eight (ten for Mr. Ibrahim) years of service) or (y) after the sum of their age and years of service is 70 or greater.

Severance and Change-in-Control Agreements

Our Compensation Committee approved the Agreement—a form of severance and change-in-control agreement—for each of the NEOs and certain other senior executive officers.

CIRCUMSTANCES THAT WOULD TRIGGER PAYMENTS AND BENEFITS

The Agreement will terminate automatically on the earlier of (i) the executive's termination of employment with KBR or (ii) in the event of a change in control during the term of the Agreement, two years following the change in control. The Agreement provides for (i) severance termination benefits (prior to a change in control), (ii) double-trigger change-in-control termination benefits (on or after a change in control), and (iii) death, disability, and retirement benefits.

Under the Agreement, "cause," "good reason," and "change in control" are defined as described below.

"**Cause**" means any of the following: (i) the executive's gross negligence or willful misconduct in the performance of the duties and services required by the Company; (ii) the executive's conviction of, or plea other than not guilty to, a felony or a misdemeanor involving moral turpitude; or (iii) a material violation of the Company's Code of Business Conduct. Except for the definition under Ms. Galindo's Agreement, prior to a change in control, "cause" also means the executive's failure to perform, in a reasonably satisfactory manner, the duties and services required by the Company, provided that the Company gives the executive at least 10 days' written notice to cure the failure.

"**Good Reason**" means any of the following: (i) a material diminution in the executive's base salary, (ii) a material diminution in the executive's authority, duties, or responsibilities, including, with respect to Mr. Bradie, the failure to maintain him in the position of CEO of the Company or nominate him to stand for re-election to the Board of Directors, and with respect to Ms. Galindo, the failure to maintain her in a position that reports directly to the CEO of the Company's ultimate parent company, or if there is no CEO, the highest ranking executive officer, or (iii) unless agreed to by the executive, the relocation of the offices at which the executive is principally employed to a location more than 50 miles away. However, prior to a change in control, "good reason" means a 25% or more diminution in the executive's base salary, unless a similar reduction is made to the base salaries of all senior executive officers of the Company, and with respect to Mr. Bradie, it also means (ii) and (iii) of the definition of "good reason" above, and with respect to Ms. Galindo, it also means (iii) of the definition of "good reason" above.

"**Change in Control**" is generally triggered upon any of the following: (i) a person acquires 20% or more of the voting power of the Company, (ii) the majority of our Board of Directors changes, (iii) a merger or consolidation of the Company (unless the Company still controls a majority of the voting stock), (iv) a complete liquidation or dissolution of the Company, or (v) a sale, disposition, lease, or exchange of all or substantially all the Company's assets.

Termination Due to Death or Disability

If at any time during the term of an Agreement, the NEO dies or becomes disabled, then KBR will provide the executive (or the executive's estate) with the benefits described below.

(a) The executive's unearned bonus under the annual cash incentive plan payable for the fiscal year in which the termination occurs, with such bonus amount determined at the end of the performance period in accordance with the plan. Any such earned amount will be prorated to the executive's date of termination and paid in a lump sum on the normal payment date for such annual bonuses under the plan, but not later than the March 15 following the end of the performance period.

(b) The executive's unpaid bonus (if any) accrued under the annual cash incentive plan for the fiscal year that ended on or immediately before the executive's date of termination, which shall be paid in a lump sum on the normal payment date for such bonuses, but not later than the March 15 following the end of such prior performance period.

(c) The restrictions on all restricted stock and restricted stock units held by the executive will lapse in full on the date of termination.

(d) All stock options and stock appreciation rights ("SARs") held by the executive will become fully vested and exercisable on the date of termination and may be exercised until the earlier of the second anniversary of the date of termination (unless otherwise provided by our Compensation Committee, in its discretion) and the remaining term of such option or SAR.

(e) All outstanding performance awards granted to the executive will be prorated to the date of termination, and to the extent such awards become "earned" based on actual performance results at the end of the performance period, will be paid to the executive in a lump sum on the normal payment date for such awards under the plan, but not later than the March 15 following the end of the performance period.

(f) All the executive's account balances in all supplemental and nonqualified retirement plans of KBR and its affiliates will become fully vested on the date of termination.

Termination Due to Retirement

If at any time during the term of the Agreement, the NEO retires, then KBR will provide the executive with the above death and disability benefits, except that the executive may only exercise stock options and SARs until the earlier of the first anniversary of the date of termination (unless otherwise provided by our Compensation Committee, in its discretion) and the remaining term of such options or SARs. Retirement is completely discretionary and subject to the approval of our Compensation Committee except for Messrs. Bradie and Ibrahim. With respect to Messrs. Bradie and Ibrahim, retirement means resignation from employment (other than for "good reason" (as defined under their Agreements)) on any date after reaching age 65 or, with the approval of our Compensation Committee, on any date (x) after reaching age 55 (with at least eight (ten for Mr. Ibrahim) years of service) or (y) after the sum of their age and years of service is 70 or greater.

Voluntary Termination Without Good Reason or Retirement

If at any time during the term of the Agreement, the NEO voluntarily terminates employment for any reason other than a "good reason" or retirement, the executive will not be entitled to any payments or benefits and the executive's vested stock options and SARs must be exercised within 30 days of the date of termination or, if earlier, before the applicable expiration date.

Termination For Cause

If at any time during the term of the Agreement, the NEO's employment is terminated by KBR for "cause," the executive will not be entitled to any severance payments or benefits.

Termination Without Cause or By the Executive For Good Reason

If, prior to a change in control, the NEO's employment is terminated by KBR (except for "cause"), or if the NEO terminates employment for "good reason," KBR will provide the executive with the following benefits: (a) a lump-sum cash payment equal to the sum of: (i) one (two with respect to Mr. Bradie) year's base salary in effect at termination, plus (ii) (two times with respect to Mr. Bradie) the executive's annual target bonus opportunity; (b) all vested stock options and SARs may be exercised within the one-year period following termination, but not later than the remaining term of the option or SARs; and (c) all unvested stock options, SARs, restricted stock, restricted stock units, and performance awards will be forfeited, unless and to the extent provided otherwise by our Compensation Committee, in its discretion, with respect to non-performance awards.

Termination Following a Change in Control

If on the date of, or within two years after, a change in control, KBR terminates the NEO's employment without cause or the NEO terminates employment for "good reason," then KBR will provide the executive with the change-in-control termination benefits described below.

(a) a lump sum cash payment equal to the sum of: (i) two times (three times with respect to Mr. Bradie) the executive's base salary in effect at termination (or, if higher, the executive's base salary in effect immediately prior to the change in control), plus (ii) two times (three times with respect to Mr. Bradie) the executive's annual target bonus opportunity;

(b) the executive's unearned bonus under the annual cash incentive plan payable for the fiscal year in which the executive's termination occurs, with such bonus amount determined at the end of the performance period in accordance with the plan, and then such earned amount (if any) (x) prorated to the executive's date of termination and (y) paid to the executive in a lump sum on the normal payment date for such annual bonuses, but not later than the March 15 following the end of the performance period;

(c) the executive's unpaid bonus (if any) accrued under the annual cash incentive plan for the fiscal year that ended on or immediately before the executive's termination, which will be paid to the executive in a lump sum on the normal payment date for such bonuses, but not later than 74 days following the executive's termination of employment;

(d) all the outstanding stock options, SARs, restricted stock and restricted stock unit awards, and other equity-based awards granted by KBR to the executive that are not performance awards will become fully vested and immediately exercisable or payable in full on the effective date of the release required under the Agreement, provided such release is timely executed by the executive following termination of employment;

(e) all performance award units other than those that are covered under the annual cash incentive plan will become fully vested and paid at target performance as soon as administratively feasible following the termination of employment, but not later than March 15 of the year following such termination;

(f) all account balances in any supplemental and nonqualified retirement plans will become fully vested; and

(g) welfare plan costs equal to two times (three times with respect to Mr. Bradie) the total annual cost to the executive and KBR of the medical, dental, life, and disability benefits provided to the executive and the executive's eligible dependents by KBR for the year of the executive's termination.

DETERMINATION OF APPROPRIATE PAYMENT AND BENEFIT LEVELS UNDER VARIOUS CIRCUMSTANCES

The Agreement was crafted based on an analysis of practices in our Peer Group at the time and the market generally, presented by the Compensation Committee's independent compensation consultant at the time. The Compensation Committee regularly reviews the Agreement to ensure it remains consistent with the median of our most current Peer Group.

MATERIAL PRECONDITIONS TO RECEIVING PAYMENTS OR BENEFITS

As a condition to receiving severance benefits upon a termination by KBR (except for "cause") or a resignation by the executive for "good reason" or retirement, an executive must first execute a release and full settlement agreement. The Agreement also contains customary confidentiality, non-competition, and non-solicitation covenants, as well as a mandatory arbitration provision. In addition, the Agreement contains a clawback provision that allows KBR to recover any benefits paid under the Agreement if we determine within two years after the executive's termination of employment that the executive's employment could have been terminated for cause.

No Employment Agreements

KBR has no employment agreements with its NEOs.

CEO Pay Ratio

Presented below is the ratio of the annualized total compensation of Mr. Bradie, our CEO, to the annual total compensation of our median employee (excluding the CEO).

Pay Ratio Methodology and Calculation

DETERMINATION OF EMPLOYEE POPULATION

We determined that, as of January 3, 2025, our employee population consisted of approximately 36,957 individuals working for KBR and its consolidated subsidiaries, with approximately 27,314 of these individuals located in the U.S. This population consisted of our full-time, part-time, external, and temporary employees (we do not have seasonal workers) and excluded approximately 10,613 employees working in joint ventures that are not consolidated subsidiaries of KBR and who are not otherwise our employees. This population also excluded approximately 589 external individuals working for KBR, whose take home pay we do not control. As permitted by SEC rules, we excluded 100% of the employees in the following non-U.S. jurisdictions: 11 employees in the Czech Republic, 7 employees in Malaysia, 3 employees in each of Norway and Somalia, 2 employees in each of Italy and Latvia, and 1 employee in each of France, Hungary, Kazakhstan, Lithuania, Portugal, Puerto Rico, and Russia. As a result, the total number of employees used to identify the median of the annual total compensation of all our employees was approximately 36,922, of which approximately 16,703 were located in the U.S.

CONSISTENTLY APPLIED COMPENSATION MEASURE

We used total cash compensation for 2024 (without making any cost-of-living adjustment) as a consistently applied compensation measure to identify our median employee. Total cash compensation is a relatively broad measure of pay. Short-term and long-term equity-based incentives were not considered since such incentives are not broad-based and including them would not substantially affect the determination of our median employee. We chose not to use earnings reported to the Internal Revenue Service on Form W-2 for employees in the U.S. because those amounts would include equity-based compensation and W-2 earnings is not a measure that can be easily applied consistently to employees outside the U.S. Compensation of employees who were on unpaid leave of absence was annualized.

DATA GATHERING

While SEC rules allow for statistical sampling or "other reasonable methods," we collected data for all employees. It would have been costly to create a subgroup that was representative of the entire employee population given that the non-U.S. employees included in the calculation are based in approximately 53 countries.

PAY RATIO CALCULATION

After we identified our median employee, we calculated all the elements of such employee's compensation for 2024 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $75,263. The annual total compensation of our CEO was $12,556,945, as reported in the "Total" column of our 2024 Summary Compensation Table included in this proxy statement.

Based on this information, for 2024 the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all employees was reasonably estimated to be 167:1.

The SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. The pay ratio reported by other companies may not be comparable to KBR's pay ratio, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in their calculations.

Pay Versus Performance

Pay Versus Performance Table

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation and certain financial performance measures of the Company. For more information, refer to the " Compensation Discussion and Analysis" section of this proxy statement.

					Value of initial fixed $100 investment based on:			
Year (a)	Summary Compensation Table Total for CEO[1] ($)(b)	Compensation Actually Paid to CEO[2] ($)(c)	Average Summary Compensation Table Total for non-CEO NEOs[3] ($)(d)	Average Compensation Actually Paid to non-CEO NEOs[4] ($)(e)	Company TSR[5] ($)(f)	Peer Group Total Shareholder Return[6] ($)(g)	Net Income (Loss)[7] ($)(h)	Company-Selected Performance Measure: Adj. EPS[8] ($)(i)
2024	12,556,945	13,432,658	3,147,439	3,317,203	204.78	201.70	381,000,000	3.34
2023	12,659,920	15,968,454	3,017,505	3,602,870	190.41	175.48	(261,000,000)	2.91
2022	12,617,035	16,957,757	2,943,662	3,716,852	179.76	143.37	192,000,000	2.71
2021	12,024,347	22,501,119	2,595,828	3,781,778	160.59	131.72	35,000,000	2.43
2020	9,864,381	9,222,322	2,218,991	2,138,848	103.16	103.03	(42,000,000)	1.74

[1] The amounts in this column are the amounts of total compensation reported for Mr. Bradie for each corresponding year in the "Total" column of the Summary Compensation Table on page 81.

[2] The amounts in this column represent the amount of "Compensation Actually Paid" to Mr. Bradie, as computed in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual amount of compensation earned by or paid to Mr. Bradie during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Bradie's total compensation for each year to determine the "Compensation Actually Paid":

Year	Reported Summary Compensation table total for CEO ($)	Reported value of equity awards[a] ($)	Equity award adjustments[b] ($)	Reported change in the actuarial present value of pension benefits[c] ($)	Pension benefit adjustments ($)	Compensation Actually Paid to CEO ($)
2024	12,556,945	(4,819,548)	5,695,261	—	—	13,432,658
2023	12,659,920	(4,630,378)	7,938,912	—	—	15,968,454
2022	12,617,035	(4,641,028)	8,981,750	—	—	16,957,757
2021	12,024,347	(4,256,264)	14,733,036	—	—	22,501,119
2020	9,864,381	(3,614,585)	2,972,526	—	—	9,222,322

[a] This column reflects the grant date fair value of equity awards, which are the amounts reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year.

[b] The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable fiscal year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year-end fair value of equity awards granted in year ($)	Year over year change in fair value of outstanding and unvested equity awards ($)	Fair value as of vesting date of equity awards granted and vested in the year ($)	Year over year change in fair value of equity awards granted in prior years that vested in the year ($)	Fair value at the end of the prior year of equity awards that failed to meet vesting conditions in the year ($)	Value of dividends or other earnings paid on stock or option awards not otherwise reflected in fair value or total compensation ($)	Total equity award adjustments ($)
2024	5,592,210	(143,980)	—	221,880	—	25,151	5,695,261
2023	5,608,767	2,118,155	—	163,948	—	48,042	7,938,912
2022	5,553,263	3,224,991	—	131,229	—	72,267	8,981,750
2021	8,574,868	6,082,602	—	7,120	—	68,446	14,733,036
2020	4,852,517	(1,404,632)	—	(551,461)	—	76,102	2,972,526

[c] *Mr. Bradie does not participate in any KBR-sponsored defined benefit or actuarial pension plans.*

[3] *The amounts in this column represent the average of the amounts reported for the Company's NEOs as a group (excluding Mr. Bradie) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding Mr. Bradie) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2024, Messrs. Bright, Ibrahim, and Sopp and Ms. Galindo; (ii) for 2022 and 2023, Messrs. Bright, Ibrahim, and Sopp and Ms. Myles; (iii) for 2021, Messrs. Bright, Ibrahim, Kelly, and Sopp and Ms. Akerson; and (iv) for 2020, Messrs. Bright, Ibrahim, and Sopp and Ms. Akerson.*

[4] *The amounts in this column represent the average amount of "Compensation Actually Paid" to the NEOs as a group (excluding Mr. Bradie), as computed in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Bradie) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding Mr. Bradie) for each year to determine the "Compensation Actually Paid," using the same methodology described above in Note 2:*

Year	Average reported Summary Compensation Table total for non-CEO named executive officers ($)	Average reported value of equity awards[a] ($)	Average equity award adjustments[b] ($)	Average reported change in the actuarial present value of pension benefits[c] ($)	Average pension benefit adjustments ($)	Average Compensation Actually Paid to non-CEO named executive officers ($)
2024	3,147,439	(850,524)	1,020,288	—	—	3,317,203
2023	3,017,505	(750,463)	1,335,828	—	—	3,602,870
2022	2,943,662	(762,467)	1,535,657	—	—	3,716,852
2021	2,595,828	(721,882)	1,907,832	—	—	3,781,778
2020	2,218,991	(628,951)	548,808	—	—	2,138,848

[a] *This column reflects the average grant date fair value of equity awards, which are the amounts reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year, for the NEOs as a group (excluding Mr. Bradie).*

[b] *The amounts deducted or added in calculating the total average equity award adjustments are as follows:*

Year	Average year-end fair value of equity awards granted in year ($)	Year over year average change in fair value of outstanding and unvested equity awards ($)	Average fair value as of vesting date of equity awards granted and vested in the year ($)	Year over year average change in fair value of equity awards granted in prior years that vested in the year ($)	Average fair value at the end of the prior year of equity awards that failed to meet vesting conditions in the year ($)	Average value of dividends or other earnings paid on stock or option awards not otherwise reflected in fair value or total compensation ($)	Total average equity award adjustments ($)
2024	986,895	(25,383)	—	49,196	—	9,580	1,020,288
2023	909,059	362,354	—	56,203	—	8,212	1,335,828
2022	912,352	605,404	—	7,066	—	10,835	1,535,657
2021	1,239,559	802,342	—	2,557	(147,871)	11,245	1,907,832
2020	844,368	(213,742)	—	(93,908)	—	12,090	548,808

(c)   Our NEOs do not participate in any KBR-sponsored defined benefit or actuarial pension plans.

(5)   Cumulative total shareholder return ("TSR") is the cumulative TSR on shares of our common stock assuming an investment of $100 on December 31, 2019, and reinvestment of all dividends.

(6)   The peer group used for this purpose is the Peer Group used by the Company for benchmarking purposes as discussed in the "Compensation Discussion and Analysis" section of this proxy statement. Peer group TSR was calculated on a market capitalization weighted basis according to the respective issuers' stock market capitalization at the beginning of each period for which a return is indicated. TSR for both the Company and the peer group is based on an initial $100 investment, measured on a cumulative basis from the market close on December 31, 2019, through and including January 3, 2025. TSR calculations reflect reinvestment of dividends.

The 2024 Peer Group is composed of the following companies: BAE Systems plc, Booz Allen Hamilton Holding Corporation, CACI International Inc., Conduent Incorporated, Dover Corporation, Flowserve Corporation, Fluor Corporation, Gartner, Inc., Hubbell Incorporated, Huntington Ingalls Industries, Inc., Jacobs Solutions Inc., L3Harris Technologies, Inc., Leidos Holdings, Inc., Parsons Corporation, Science Applications International Corporation, Teradata Corporation, Tetra Tech, Inc., Textron Inc., and The Timken Company. ManTech International Corporation, which was a constituent of our 2023 Peer Group, was taken private and ceased being publicly traded in September 2022, and it therefore was excluded in determining our peer group TSR for 2023 (and the prior years presented). As a result, the 2024 Peer Group and 2023 Peer Group were the same for the purpose of determining our peer group TSR.

(7)   The amounts reported represent the amount of GAAP net income (loss) reflected in the Company's audited financial statements for the applicable fiscal year.

(8)   Adjusted EPS or adjusted earnings per share is a non-GAAP financial measure. See the section titled "Non-GAAP Financial Information" at the end of this proxy statement for further information, including reconciliation of adjusted EPS to the most directly comparable GAAP measure.

Pay Versus Performance Relationship Disclosures

We believe that, in a highly competitive market for executive talent, our compensation programs encourage and promote our compensation objectives with a strong emphasis on pay for performance and that they serve our stakeholders' interests well.

The following charts illustrate the relationship between the "Compensation Actually Paid" and the financial performance measures set forth in the Pay Versus Performance table on page 94: TSR, peer group TSR, net income (loss) and adjusted EPS.

The Company identified adjusted EPS as the Company-Selected Measure, the most important performance measure used by the Company to link compensation actually paid to the Company's NEOs to Company performance for the most recently completed fiscal year. The Company selected adjusted EPS because strong EPS generally increases the value of our stock, among other benefits, which we believe helps to align the interests of our NEOs and our stockholders. Adjusted EPS is the most heavily weighted performance measure under our 2024 STI plan, with Company performance on this measure driving 45% of the plan funding for the 2024 STI plan, as described in greater detail in our Compensation Discussion and Analysis.





Compensation actually paid versus adjusted EPS

Important Financial Performance Measures

For 2024, the most important financial performance measures (including the Company-Selected Measure) that we used to link executive compensation actually paid to the NEOs to our performance, which are the performance metrics the Committee chose for our short-term and long-term incentive plans and are described in more detail in the " Compensation Discussion and Analysis" section of this proxy statement, are as follows, listed on an unranked basis:

- Adjusted EPS
- Adjusted OCF
- Relative TSR
- Book-to-bill
- Sustainability

Adjusted EPS and adjusted OCF are non-GAAP financial measures. See the section titled " Non-GAAP Financial Information" at the end of this proxy statement for further information, including reconciliations of adjusted EPS and adjusted OCF to the most directly comparable GAAP measures.

Security Ownership of Certain Beneficial Owners and Management

The table below sets forth certain information regarding the beneficial ownership of KBR's common stock by persons known by KBR to beneficially own more than five percent of its outstanding common stock and is based on the most recent Statement on Schedule 13G or 13D or amendment thereto filed by each such person with the SEC, except as otherwise known to KBR. The table also sets forth the beneficial ownership of KBR's common stock by each of our NEOs and directors and one new director nominee and by all our directors, the new director nominee, and executive officers as a group as of March 1, 2025. To our knowledge, except as otherwise noted in the footnotes to this table or as provided by applicable community property laws, each individual has sole voting and investment power with respect to the shares of common stock listed in the second column below as beneficially owned by the individual.

	Shares of KBR Common Stock Beneficially Owned	
Name and Address of Beneficial Owner[1]	Number of Shares[2]	Percentage of Class[3]
FMR LLC[4] 245 Summer Street, Boston, Massachusetts 02210	13,853,395	10.460%
The Vanguard Group[5] 100 Vanguard Boulevard, Malvern, Pennsylvania 19355	13,044,986	9.850%
BlackRock, Inc.[6] 50 Hudson Yards, New York City, New York 10001	12,290,860	9.281%
Stuart J. B. Bradie[7]	732,281	*
W. Byron Bright, Jr.[7]	73,489	*
Sonia Galindo[7]	17,471	*
J. Jay Ibrahim[7]	103,709	*
Mark W. Sopp[7]	167,224	*
Joseph Dominguez[7]	2,579	*
Lynn A. Dugle[7][8]	20,080	*
Nchacha E. Etta[7]	2,625	*
General Lester L. Lyles, USAF (Ret.)[7][8]	63,653	*
Sir John A. Manzoni KCB[7]	9,723	*
Lt. General Wendy M. Masiello, USAF (Ret.)[7]	41,879	*
Jack B. Moore[7]	42,335	*
Ann D. Pickard[7]	51,102	*
Carlos A. Sabater[7]	13,381	*
Lewis F. Von Thaer[9]	0	*
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (18 PERSONS)[7][8][9]	**1,472,176**	**1.112%**

* *Less than one percent (1%).*

(1) *The address of each of the NEOs and directors and one new director nominee is c/o KBR, Inc., 601 Jefferson Street, Suite 3400, Houston, Texas 77002.*

(2) *Beneficial ownership means the sole or shared power to vote, or to direct the voting of, shares of KBR common stock, or investment power with respect to KBR common stock, or any combination of the foregoing. Each director and new director nominee and executive officer beneficially own less than 1% of the outstanding shares of KBR common stock.*

(3) *Percentage of class amounts are based on 132,435,609 shares of KBR's common stock outstanding as of January 3, 2025. Percentages of class ownership presented herein may differ from amounts reported in the applicable Schedule 13G or 13G/A filed with the SEC by the relevant principal shareholder because the number of shares of KBR's common stock outstanding as of January 3, 2025, known by such principal shareholders may differ from the number disclosed in KBR's Annual Report on Form 10-K for the fiscal year ended January 3, 2025.*

(4) *Based solely on an amendment to Schedule 13G filed February 12, 2025, FMR LLC is deemed to be the beneficial owner of 13,853,395 shares as a result of being a parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).*

(5) *Based solely on an amendment to Schedule 13G filed February 13, 2024, The Vanguard Group is deemed to be the beneficial owner of 13,044,986 shares as a result of being an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).*

(6) *Based solely on an amendment to Schedule 13G filed January 24, 2024, BlackRock, Inc. is deemed to be the beneficial owner of 12,290,860 shares as a result of being a parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).*

(7) *Does not include the following unvested restricted stock units as to which the holder has no voting power and no investment power, but which convert to common stock on a 1-to-1 ratio upon vesting, which for some restricted stock units requires that certain performance measures be met: Mr. Bradie, 101,814; Mr. Bright, 16,687; Ms. Galindo, 14,058; Mr. Ibrahim, 15,812; Mr. Sopp, 22,711; and all executive officers and directors as a group, 225,568 .*

(8) *Includes restricted stock units held in the nonqualified elective deferral plan for non-executive directors in the following amounts: 14,617 held by Ms. Dugle and 38,455 held by General Lyles.*

(9) *All directors and executive officers as a group refers to the current ten directors (Ms. Dugle, Lt. General Masiello, Ms. Pickard, General Lyles, Sir John Manzoni KCB, and Messrs. Bradie, Dominguez, Etta, Moore, and Sabater), the new director nominee (Mr. Von Thaer), and the current seven executive officers, other than Mr. Bradie (Ms. Galindo, Ms. Myles, Ms. Vasquez, and Messrs. Bright, Conlon, Ibrahim, and Sopp).*

Audit Committee Report

KBR's Audit Committee operates under a written charter adopted by the Board that outlines the responsibilities of, and practices followed by, the Committee. A copy of the Charter is available on KBR's website at kbr.com/en/who-we-are/our-company/corporate-governance. We review and reassess the charter annually and recommend any changes to the Board of Directors for approval. We met 10 times in 2024, and this report summarizes the Committee's activities during those meetings.

KBR's management is responsible for preparing KBR's financial statements, and the principal independent accountants are responsible for auditing those financial statements. The Audit Committee's role is to provide oversight of management and to appoint, compensate, retain, and oversee the work of the principal independent accountants.

Primary Responsibilities and 2024 Actions

The Audit Committee assists the Board in overseeing the accounting and financial reporting process and integrity of the Company's financial statements; the Company's compliance with legal and regulatory requirements; and the performance of the internal audit function, internal accounting controls, disclosure controls and procedures, and internal control over financial reporting. In 2024, in fulfilling these responsibilities, among other things, we:

- Met with senior members of the Company's financial management team at each meeting;

- Held separate private sessions, during regularly scheduled meetings, with each of the Company's Chief Financial Officer, Chief Accounting Officer, General Counsel, and Head of Internal Audit, providing an opportunity for candid discussions regarding financial management, legal, accounting, auditing, and internal controls matters;

- Reviewed and discussed with management the Company's earnings releases and the financial results for each quarterly period and for the fiscal year as set out in the Company's Forms 10-Q and Form 10-K prior to filing with the SEC, with particular attention to quality financial statements and internal audit;

- Received periodic reports on management's process to assess the adequacy of the Company's system of internal control over financial reporting, the framework used to make the assessment, and management's conclusions on the effectiveness of the Company's internal control over financial reporting;

- Reviewed and discussed with senior management significant risks and exposures identified by management and the Company's processes related to risk assessment and management, including the Company's enterprise risk management process;

- Reviewed and discussed with senior management, including the Head of Internal Audit, prior period adjustments and significant changes in estimates of costs to complete certain projects, the evaluation of the Company's internal controls over financial reporting, and the quality of the Company's financial reporting;

- Met with the General Counsel and Chief Compliance Officer to receive status reports on compliance matters and to discuss the effectiveness of the Company's compliance program;

- Reviewed and discussed with senior management the transition of the Chief Accounting Officer;

- Reviewed and discussed with senior management updates on integration and synergies associated with acquisitions, SOX compliance, and accounting techniques taking into account Generally Accepted Accounting Principles and Cost Accounting Standards where appropriate for efficiencies;

- Reviewed and discussed with senior management critical accounting policies and estimates including contract revenue, purchase price allocation, goodwill impairment testing, deferred taxes, pensions, and legal and other contingent matters; and

- Reviewed the Company's internal audit plan, received individual audit reports, discussed with management measures implemented in response to internal audits, and reviewed the performance of the Company's internal audit function.

Oversight of Independent Auditors

In addition to the responsibilities described on the previous page, the Audit Committee oversees the audits of the Company's financial statements and the independence, qualifications, and performance of the independent auditors. In fulfilling our oversight role for the year ended January 3, 2025, we reviewed and discussed with KPMG LLP, the Company's independent auditors and principal independent accountants, as well as with senior members of the Company's financial management team, the overall audit scope and plan, the results of the external audit, and evaluations by KPMG LLP of the Company's internal controls over financial reporting, the quality of the Company's financial reporting, the effectiveness of the Company's disclosure controls and procedures, and critical audit matters. KPMG LLP also reported to us on significant accounting judgments and estimates made by management in preparing the financial statements, as well as their analysis and assessment of significant risks. We also discussed with KPMG LLP the matters required to be communicated pursuant to the standards promulgated by the Public Company Accounting Oversight Board and the SEC.

We discussed with KPMG LLP their assessment of their independence, including with respect to the tax services provided by them, and received the written communications required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with us concerning independence.

2024 Audited Financial Statements

Based on our review of the audited financial statements, discussions with management and with KPMG LLP, and our review of KPMG LLP's written communications, we recommended to the Board of Directors that the audited financial statements be included in KBR's Annual Report on Form 10-K for the fiscal year ended January 3, 2025, for filing with the SEC. Our recommendation considers our review of that firm's qualifications as independent accountants for the Company. Our review also included matters required to be considered under SEC rules on auditor independence, including the nature and extent of non-audit services. In our judgment, the nature and extent of non-audit services performed by KPMG LLP during the year did not impair the firm's independence.

After discussions with management, considering KPMG LLP's historical and recent performance of KBR's audit, the capabilities and performance of the audit team, and KPMG LLP's independence, the Committee concluded that it would be in the best interests of KBR and its stockholders to retain KPMG LLP to serve as the independent registered public accounting firm to audit the consolidated financial statements for KBR for 2025 and recommends that such appointment be ratified by stockholders at the 2025 annual meeting.

Respectfully submitted,

The Audit Committee of Directors

Carlos A. Sabater, Chair
Nchacha E. Etta
Sir John A. Manzoni KCB

March 12, 2025

Approved Principal Accountant Fees and Services

The following table presents the pre-approved fees for audit services rendered by KPMG for the audit of our annual financial statements for the 2024 and 2023 fiscal years ended January 3, 2025, and December 29, 2023, respectively, and fees billed or expected to be billed for audit-related, tax and all other services rendered by KPMG during those periods.

Thousands of dollars	2024	2023
Audit fees[1]	$ 5,881	$ 5,786
Audit-related fees	–	–
Tax fees[2]	295	244
All other fees	102	30
TOTAL	**$ 6,278**	**$ 6,060**

[1] Audit fees represent the pre-approved aggregate fees for professional services rendered by KPMG for the integrated audit of our annual financial statements for the 2024 and 2023 fiscal years ended January 3, 2025, and December 29, 2023, respectively. Audit fees also include the audits of many of our subsidiaries regarding compliance with statutory requirements in foreign countries and review of registration statements.

[2] Tax fees consist of the aggregate fees for professional services rendered by KPMG for federal, state, and international tax compliance and advisory services. The amount presented for 2023 has been updated to reflect actual fees paid in 2023.

PRE-APPROVAL POLICY

The Audit Committee has established a written pre-approval policy requiring the Audit Committee to approve all services to be provided by KPMG and all audit services provided by other independent accountants. The policy provides that all audit, audit-related, and tax services to be provided by KPMG must be described in a written plan submitted to the Audit Committee annually for pre-approval. In addition, pre-approval by either the Audit Committee, its Chair, or another Audit Committee member designee is required for (a) any fees for audit, audit-related, or tax services to be provided by KPMG that will exceed $150,000 and were not submitted for annual pre-approval and (b) fees for all other types of services that will exceed $50,000. Pre-approval by the Audit Committee is required for any fees for audit, audit-related, tax or other services that will exceed $250,000.

The policy also provides that all audit services to be provided by independent public accountants other than KPMG must be described in writing and presented to the Audit Committee by our Chief Accounting Officer annually for pre-approval. Any audit services not included in the annual pre-approved plan must be approved in the same manner as unplanned audit, audit-related, and tax services to be provided by KPMG.

As permitted by the SEC, to ensure prompt handling of unexpected matters, our policy allows the Audit Committee to delegate pre-approval authority to the Chair or another designated member of the Audit Committee. Any pre-approval decision not made by the entire Audit Committee will be reported to the Audit Committee at the next regularly scheduled meeting following such decision. All services provided by KPMG have been pre-approved in accordance with these procedures.

PROPOSAL NO. 3	Ratify the Appointment of Independent Registered Public Accounting Firm

 The Audit Committee of the Board of Directors recommends that you **vote FOR** ratification of the appointment of KPMG LLP as our independent registered public accounting firm to audit the consolidated financial statements for KBR as of and for the year ending January 2, 2026. All proxies will be so voted unless a stockholder specifies otherwise.

KPMG LLP has audited the financial statements of KBR and its predecessor since 2005. A resolution will be presented at the Annual Meeting of Stockholders to ratify the appointment by the Audit Committee of the Board of Directors of KPMG as independent registered public accounting firm to audit the consolidated financial statements of KBR as of and for the fiscal year ending January 2, 2026. KPMG LLP has advised that neither the firm nor any member of the firm has any direct financial interest or any material indirect interest in KBR. Also, during at least the past three years, neither the firm nor any member of the firm has had any connection with KBR in the capacity of promoter, underwriter, voting trustee, director, officer or employee.

Representatives of KPMG LLP are expected to be present at the Annual Meeting of Stockholders, will have the opportunity to make a statement, and will be available to respond to appropriate questions from stockholders.

As a matter of good corporate governance, the Audit Committee submits the selection of the independent registered public accounting firm to our stockholders for ratification. The proposal to ratify the appointment of KPMG LLP will be approved if it receives the affirmative vote of a majority of the shares of common stock present at the Annual Meeting of Stockholders. If our stockholders do not ratify the appointment of KPMG LLP, the Audit Committee may reconsider its selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending January 2, 2026, but the Audit Committee may also elect to retain KPMG LLP. Even if the selection of KPMG LLP is ratified, the Audit Committee in its discretion may appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such change would be appropriate.

PROPOSAL NO. 4	Approval of the Adoption of the Amended and Restated Certificate of Incorporation to, Among Other Things, Limit the Liability of Certain Officers of the Company as Permitted by Recent Amendments to Delaware Law

 The Board of Directors recommends that you **vote FOR** the approval of the adoption of the Amended and Restated Certificate of Incorporation to, among other things, limit the liability of certain officers of the Company as permitted by recent amendments to Delaware law.

Currently, Article Seventh of our Amended and Restated Certificate of Incorporation (the "Charter") limits the monetary liability of directors for certain fiduciary duty breaches as allowed under Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") Prior to 2022, the DGCL did not allow for similar limitation of personal liability of officers for monetary damages. Effective August 1, 2022, Section 102(b)(7) of the DGCL was amended to permit Delaware corporations to extend the exculpation provision under Section 102(b)(7) to cover certain senior officers, in addition to directors. For both directors and officers, the liability limitation does not apply to breaches of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the director or officer derived an improper personal benefit. In addition, for officers, amended Section 102(b)(7) only permits exculpation for direct claims brought by stockholders (as opposed to derivative claims made by stockholders on behalf of the company).

In light of this update, we are proposing to amend our Certificate of Incorporation to extend the exculpation provision in Article Seventh to cover certain senior officers to the extent permitted under amended Section 102(b)(7) of the DGCL. As a result, both directors and officers would be protected from monetary liability for fiduciary duty breaches to the extent allowed under the DGCL. The description of the proposed amendment and the applicable provisions of the DGCL contained herein are summaries and are qualified in their entirety by the text of the proposed amendment, substantially the form of Appendix B and the full text of the applicable provisions of the DGCL.

Text of the Proposed Amendment (with new text underlined):

SEVENTH: No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director or officer of the Corporation; *provided, however*, that this Article SEVENTH shall not eliminate or limit the liability of such a director or officer (i) for any breach of such director's or officer's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) with respect to directors, under Section 174 of the DGCL, as the same exists or as such provision may hereafter be amended, supplemented or replaced, (iv) for any transaction from which such director or officer derived an improper personal benefit, or (v) with respect to officers, in any action by or in the right of the Corporation. If the DGCL is amended after the filing of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by such law, as so amended. Any repeal or modification of this Article SEVENTH, to the fullest extent permitted by applicable law, shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation existing at the time of such repeal or modification. For the purposes of this Article SEVENTH, "officer" shall have the meaning provided in Section 102(b)(7) of the DGCL.

The Board believes it is important for officers to be provided with the liability limitation protections afforded under the DGCL in order to attract and retain key executive talent. Many companies have already updated their governing documents to align with amended Section 102(b)(7) under the DGCL and we expect more companies to similarly update their governing documents this year, so our ability to attract and retain highly qualified officer candidates may be adversely impacted if we do not also do so. Additionally, the nature of the role of directors and officers often requires them to make decisions on crucial matters. Frequently, directors and officers must make decisions in response to time-sensitive opportunities and challenges, which can create substantial risk of investigations, claims, actions, suits or proceedings seeking to impose liability on the basis of hindsight, especially in the current litigious environment and regardless of merit. In the absence of such protection, qualified officers might be deterred from serving due to exposure to personal liability and the risk that substantial expense will be incurred in defending lawsuits, regardless of merit. In its consideration of the proposed amendment, the Board took into account the narrow class and type of claims for which such officers would be exculpated from liability pursuant to amended Section 102(b)(7), the limited number of KBR officers that would be impacted and the benefits the Board believes would accrue to KBR by providing exculpation in accordance with DGCL Section 102(b)(7). For the reasons stated above, on February 20, 2025 our Board unanimously determined that the proposed amendment to the Charter is advisable and in the best interests of KBR and its stockholders, and has authorized and approved the proposed amendment and directed that it be considered at the Annual Meeting and recommended to KBR's stockholders to vote FOR the approval of the amendments to the Charter.

If Proposal 4 is approved by our stockholders, the changes to the Charter described in this Proposal 4 would become effective upon the filing of the amended Charter with the Delaware Secretary of State, in substantially the form of Appendix A, which we intend to do promptly following the Annual Meeting. In accordance with the DGCL, however, the Board reserves the right to abandon or delay the filing of the Charter even if it is approved by our stockholders. If Proposal 4 is not approved by our stockholders, Article Seventh of our Charter will remain unchanged and in effect.

General Information About KBR's Annual Meeting

If your question is not addressed in this section or elsewhere in this proxy statement, please contact KBR's Investor Relations Department at (713) 753-5082 or (866) 380-7721. Our principal executive office is located at 601 Jefferson Street, Suite 3400, Houston, Texas 77002, and our website address is kbr.com. Information contained on our website, including information referred to in this proxy statement, is not to be considered as part of the proxy solicitation material and is not incorporated into this proxy statement.

How does a virtual Annual Meeting work?

The Annual Meeting will be completely virtual via live webcast. There will be no physical meeting location. All stockholders as of the record date, or their duly appointed proxies, may attend the Annual Meeting online at **virtualshareholdermeeting.com/KBR2025.**

Our virtual stockholder meeting format uses technology designed to increase stockholder access, minimize health risks, reduce our environmental impact, and provide our stockholders rights and opportunities to participate similar to those they would have at an in-person annual meeting. Holding the meeting virtually also saves KBR and our stockholders time and money.

Stockholders will be able to hear all portions of the official Annual Meeting as conducted by the Board, submit appropriate written questions and comments, and vote online during the open poll portion of the Annual Meeting. We welcome your suggestions on how we can make our virtual Annual Meeting more effective and efficient.

How to Access the Annual Meeting as it Happens

If you are a stockholder of record and you want to attend online and participate in the Annual Meeting, you will need the company number and the control number on your Notice of Internet Availability or proxy card to log in. If you are a beneficial stockholder and you want to attend the meeting online, you should log into your brokerage firm's website and select the stockholder communications mailbox to link through to the Annual Meeting. You also should receive written instructions from your broker, bank, or other nominee.

Online check-in will begin at 9:45 a.m. CDT. Please allow time for online check-in procedures. If you encounter difficulties accessing the virtual meeting or during the course of the Annual Meeting, please call the phone number that will be made available on the virtual meeting registration page 15 minutes prior to the start time of the meeting for live technical support.

If you do not comply with these procedures, you will not be able to participate in the Annual Meeting as it happens, but you may view a webcast replay once the meeting has concluded. Although the live webcast is available only to stockholders, we will post a webcast replay, the final report of the inspector of election, and the answers to all stockholder questions asked in connection with the Annual Meeting on our website, kbr.com, for at least one year.

How we will Handle Stockholder Questions

Any stockholder may submit a maximum of two appropriate questions online in advance of or during the Annual Meeting. We will answer as many appropriate stockholder-submitted questions as time permits during the meeting, with each question and response not to exceed two minutes in combined duration. All questions and discussions must be in compliance with the Rules of Conduct and Procedures of the Annual Meeting, which will be made available to all stockholders prior to and during the Annual Meeting. The Chair and Corporate Secretary shall have sole discretion to determine whether any question is appropriate and may interrupt or stop any inappropriate questions or otherwise take appropriate action to ensure proper and orderly conduct at the Annual Meeting. During the Annual Meeting, proponents of the stockholder proposals included in this proxy statement, if any, will have a dedicated call-in line so they can present their proposals. There will be dedicated time to ask questions relating to a specific proposal following the presentation of each proposal.

How to Vote During the Virtual Annual Meeting

If you attend the meeting, you may vote virtually online. You will see instructions for voting when you log in. If you do not attend the meeting, your shares can be voted only if you voted online or by telephone in advance of the meeting or if you returned a properly executed proxy.

Who is entitled to vote at the Annual Meeting?

Holders of record at the close of business on March 17, 2025, the record date for the meeting, will be entitled to vote at the Annual Meeting. On the record date, KBR had 129,735,164 shares of common stock outstanding. Each outstanding share of common stock is entitled to one vote on each matter submitted to the stockholders for a vote at the meeting. Fractional shares will not be voted. A complete list of stockholders entitled to vote will be kept at our offices at the address specified above for ten days prior to the meeting.

What constitutes a quorum?

To conduct business at the meeting, a quorum consisting of a majority of the shares of KBR common stock issued and outstanding and entitled to vote must be in attendance or represented by proxy. Abstentions and broker non-votes (described below) will be counted for purposes of determining whether a quorum is present at the meeting. If a quorum is not present, the Chair of the Board or a majority of stockholders present in person (including virtually) or represented by proxy and entitled to vote have the power to adjourn the Annual Meeting, without notice other than an announcement at the Annual Meeting, until a quorum is present.

Am I a stockholder of record or a street name stockholder?

If your shares are registered directly in your name with Equiniti Trust Company, LLC, our transfer agent, you are considered the **stockholder of record** of those shares. As the stockholder of record, you have the right to grant your voting proxy directly or to vote online during the virtual Annual Meeting.

If your shares are held in a brokerage account or through a bank, broker, or other nominee, you are considered a **street name stockholder**, meaning you are the **beneficial owner** of shares held in "street name." The stockholder of record for your shares is your broker, bank, or other nominee. As the beneficial owner, you have the right to direct your bank, broker, or other nominee how to vote, and you also are invited to attend the Annual Meeting. Your broker, bank, or other nominee will give you instructions for how to do both of those things.

Who is soliciting my proxy to vote my shares?

The accompanying proxy is solicited by the Board of Directors of KBR, Inc. By executing and returning the enclosed proxy or by following the online or telephone voting instructions, you authorize the individuals named in the proxy to represent you and vote your shares on the matters described in the Notice of Annual Meeting of Stockholders. Your proxy will be effective for the May 14, 2025, meeting and at any adjournment or postponement of that meeting.

How do I give my proxy if I am a stockholder of record?

There are three ways to submit your proxy in advance of the Annual Meeting:

- over the Internet,
- by telephone, or
- by mail.

Votes submitted over the Internet or by telephone must be received by 11:59 p.m., Eastern Daylight Time, on Tuesday, May 13, 2025.

If you give your proxy, your shares will be voted as you specify. If you do not give instructions for a particular matter, the shares represented by your proxy will be voted in accordance with the recommendations of the Board of Directors.

If you prefer to vote during the meeting, please see "How does a virtual Annual Meeting work?" Even if you intend to participate in the virtual Annual Meeting, we encourage you to grant a proxy in advance to ensure your shares are counted even if your plans change.

Can I change my vote?

You can revoke your proxy at any time before it is voted by:

- giving notice of the revocation in writing to KBR's Corporate Secretary at 601 Jefferson Street, Suite 3400, Houston, Texas 77002;
- submitting another valid proxy by mail, telephone, or over the Internet that is later dated and, if mailed, is properly signed; or
- voting in person (including virtually) at the Annual Meeting.

How do I give voting instructions if my shares are held in "street name" (by my broker)?

Your broker will provide you with information about how to submit your voting instructions. Please return your instructions promptly. Your broker cannot vote your shares held in street name without instructions from you, except with regard to the ratification of auditors. If you do not give voting instructions for the proposals regarding the Board of Directors or executive compensation, your shares will not be voted. This is known as a **broker non-vote**. Broker non-votes will not be counted or affect the outcome of any proposal except for Proposal 4. Because under Delaware law Proposal 4 requires an affirmative vote of a majority of the outstanding shares, with respect to Proposal 4 only, broker non-votes will count as voting "against" Proposal 4.

What are the voting requirements for each proposal?

This is an uncontested election for the Board of Directors, meaning the number of nominees equals the number of Board seats available. In an uncontested election, the number of votes cast "for" a nominee must exceed the number of votes cast "against" the nominee.

For each matter other than the election of directors and Proposal 4, including the ratification of independent public accountants, the proposal will be adopted if it garners the affirmative vote of a majority of the shares of KBR's common stock represented in person (including virtually) or by proxy at the meeting and entitled to vote on the matter. With respect to Proposal 4 only, the proposal will be adopted if it garners the affirmative vote of a majority of the outstanding shares of KBR's common stock. There are no cumulative voting rights.

What happens if an incumbent director does not get re-elected?

In accordance with Article III, Section 3 of our Bylaws, any director nominee who is not re-elected must tender his or her resignation to the Board of Directors and all committees of the Board after the certification of the stockholder vote. The Nominating and Corporate Governance Committee would then assess whether it is appropriate for such individual to continue to serve as a director and would make its recommendation to the Board of Directors. The Board of Directors will act on a tendered resignation and publicly disclose its decision and rationale within 120 days following the certification of the stockholder vote.

What happens if a new director nominee does not get elected?

If a new director nominee is not elected, then that seat on the board will remain vacant. In accordance with Article III, Section 4 of our Bylaws, any newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, removal, disqualification, or other cause shall be filled by the affirmative vote of a majority of the directors in office immediately following the Annual Meeting. The director elected by the Board of Directors will hold office until the next annual meeting of stockholders and until such director's successor is duly elected and qualified, or until such director's death, resignation, or removal.

What happens if I abstain my vote on any proposal?

Abstentions are counted as "present" in determining whether the quorum requirement is satisfied. Abstentions from voting will not be counted in determining the outcome of the election of directors. However, with respect to each other matter, abstentions will be included in the voting tally and will have the same effect as a vote against the proposal.

Who is responsible for counting the votes?

Votes cast by proxy or in person (including virtually) at the Annual Meeting will be counted by the individuals appointed by us to act as election inspectors for the meeting. The election inspectors and the people who tabulate the proxies, ballots, and voting tabulations that identify stockholders are independent and are not employees of KBR.

Will any other issues be raised at the meeting?

As of the date of this proxy statement, we know of no business that will be presented at the 2025 Annual Meeting of Stockholders other than the matters described in this proxy statement. If any other matters should properly come before the Annual Meeting of Stockholders for action by stockholders, proxies will be voted on those matters in accordance with the judgment of the person or persons voting the proxies.

Why didn't I receive a paper copy of the proxy materials?

To expedite delivery, reduce our costs, and decrease the environmental impact of our Annual Meeting, we used "Notice and Access," which relies on an SEC rule that permits us to provide proxy materials electronically. By March 31, 2025, we sent a Notice of Internet Availability of Proxy Materials to many of our stockholders containing instructions on how to access and review our proxy materials online. If you received such a Notice, you will not receive a printed copy of the proxy materials in the mail. The Notice also explains how to submit your proxy to ensure your shares are voted as you wish. If you received a Notice and would like to receive a printed copy of our proxy materials, you may request those documents by calling 1-800-579-1639, submitting a request at proxyvote.com, or sending an e-mail to sendmaterial@proxyvote.com.

Stockholders who do not receive a Notice will continue to receive either a paper or an emailed electronic copy of our proxy statement and Annual Report, which will be sent on or about April 4, 2025.

We encourage you to help us reduce printing and mailing costs by signing up for electronic delivery of KBR stockholder communications. With electronic delivery, you will receive documents such as the Annual Report and the proxy statement as soon as they are available. Electronic delivery also can help reduce the number of bulky documents in your files and eliminate duplicate mailings. To sign up for electronic delivery, please follow the instructions on your proxy card to vote by Internet at proxyvote.com and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years.

General Information About KBR's Annual Meeting

Why did I receive only one copy of the proxy materials when there are two stockholders in my home?

Why did I receive only one copy of the proxy materials when there are two stockholders in my home?

We are sending only one copy of KBR's annual meeting materials to stockholders who share the same address and last name unless one of those stockholders has notified us that they want to continue receiving multiple copies. This practice, known as "householding," is designed to reduce duplicate mailings and save significant printing and postage costs.

If you received a single mailing this year and you would like to have additional copies of the Annual Report or proxy statement mailed to you, or you would like to revoke your consent to the householding of documents for the future, please call 1-866-540-7095. You will begin to receive individual copies within 30 days after your request.

Unfortunately, householding for stockholders who hold their shares in street name is limited to accounts within the same bank or brokerage firm. For example, if you and your spouse share the same last name and address, and you each have an account containing KBR stock at two different brokerage firms, your household will receive two copies of the Notice or meeting materials — one from each brokerage firm. To reduce the number of duplicate sets of documents your household receives, you may wish to enroll some or all of your accounts in our electronic delivery program. See "Why didn't I receive a paper copy of the proxy materials?"

What if I want to introduce a proposal or nominate a director at the 2025 meeting?

For stockholder proposals or director nominations to have been properly submitted for presentation at our upcoming annual meeting, we must have received notice of the proposal or nomination within the time periods set forth under Article II, Section 9 of our Bylaws. Any such proposals and nominations must comply with Article II, Section 9 of our Bylaws. We will disregard any proposal or nomination that does not comply with these requirements. Even if you comply with these requirements, KBR is not obligated to include the proposed business or nominee in our proxy solicitation materials unless required to do so under applicable law, SEC rules and regulations, or pursuant to our Bylaws.

What if I want to introduce a proposal or nominate a director at the 2026 meeting?

If you wish to present a proposal to be considered for inclusion in our proxy materials pursuant to Rule 14a-8 for our Annual Meeting of Stockholders to be held in 2026, you must submit the proposal in writing to our Corporate Secretary at our corporate offices before December 1, 2025. Proposals submitted for inclusion in our proxy materials must comply with Rule 14a-8 under the Securities Exchange Act. If you wish to present a proposal for other business to be considered at the Annual Meeting of Stockholders to be held in 2026, but not for inclusion in the proxy materials, you must provide written notice to our Corporate Secretary at our corporate offices and such notice must be received between January 14, 2026, and February 13, 2026. The proposal must comply with the requirements set forth in our Bylaws.

You also may nominate candidates at our 2026 Annual Meeting of Stockholders in the manner provided in Article II, Section 9 of our Bylaws and in compliance with the universal proxy rules. Such nominations must be received between January 14, 2026, and February 13, 2026, and must comply with the requirements set forth in our Bylaws. The Bylaws also provide that a stockholder entitled to vote for the election of directors may nominate candidates for election to the Board pursuant to the proxy access procedures in our Bylaws. Any such nomination for the 2026 annual meeting must be made pursuant to written notice to our Corporate Secretary at our corporate offices and must be received between December 15, 2025, and January 14, 2026.

Any proposed nominee is required to furnish other information as KBR may reasonably require to determine whether the proposed nominee is eligible to serve as a director. At any meeting of stockholders, the presiding officer may disregard the purported nomination of any person not made in compliance with these procedures.

How much will this proxy solicitation cost?

The cost of soliciting proxies will be paid by KBR. We retained Innisfree M&A Incorporated, a firm that is independent of KBR, to aid in this solicitation. For these services, we will pay Innisfree M&A Incorporated a retainer fee of $25,000 and reimburse all out-of-pocket expenses. Some executive officers and other employees of KBR also may solicit proxies personally, by telephone, mail, email, or other means of communication, if deemed appropriate, but will not receive additional compensation for these efforts. KBR will, upon request, reimburse banks, brokers or other persons holding stock in their names or in the names of their nominees for their reasonable expenses in forwarding proxy materials to beneficial owners of KBR common stock.

Additional Information Available

KBR files an Annual Report on Form 10-K with the U.S. Securities and Exchange Commission. Stockholders may obtain a copy of the Annual Report (without exhibits), without charge, by writing to KBR's Investor Relations Department at 601 Jefferson Street, Houston, Texas 77002. We make our Annual Report available to stockholders at the same time and by the same methods as we distribute our proxy statement. The Annual Report is not to be considered as a part of the proxy solicitation material or as having been incorporated by reference.

Forward Looking Statements

This proxy statement, including our letter to stockholders, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Some examples include statements regarding our plans, objectives, goals, strategies, future events, future financial performance, targets and backlog information, sustainability-related initiatives, targets and goals (including our climate-related targets) and other information that is not historical. When used in this proxy statement, the words "believe," "may," "estimate," "continue," "anticipate," "intend," "plan," "expect" and similar expressions are intended to identify forward-looking statements. Such statements are based upon our current expectations and various assumptions, which are made in good faith, and we believe there is a reasonable basis for them. However, because forward-looking statements relate to the future, they are subject to inherent risks, uncertainties and other factors that are difficult to predict and which could cause actual results to differ materially from the forward-looking statements contained in this proxy statement.

Additional information about potential risk factors that could affect our business and financial results is included in our most recently filed Form 10-K, any subsequent Forms 10-Q and 8-K, and any other U.S. Securities and Exchange Commission Filings. We caution you not to place undue reliance on the forward-looking statements included in this proxy statement, which speak only as of the date hereof. We disclaim any intent or obligation, except as required by law, to revise or update this information to reflect new information or future events or circumstances. We also disclaim any duty to comment on or correct information that may be contained in reports published by investment analysts or others.



Across the globe, KBR celebrated its 10th annual Zero Harm Day with exciting and meaningful activities that brought our teams together. The NSA Bahrain team was proud to unite in our shared commitment to safety – because we believe that achieving zero harm is possible.

Non-GAAP Financial Information

Adjusted EBITDA is defined as Net income (loss) attributable to KBR, plus Interest expense; Accretion of Convertible Notes debt discounts; Other non-operating expense (income); Provision for income taxes; Depreciation and amortization; and certain discrete items as identified by management to be non-recurring in nature.

Diluted EPS reflects our diluted net income (loss) attributable to KBR divided by the weighted average number of common shares outstanding during the period in addition to common shares that would have been outstanding if potential common shares with a dilutive effect had been issued. Adjusted EPS excludes certain amounts included in diluted EPS.

Adjusted operating cash flows exclude certain amounts included in the cash flows provided by operating activities calculated in accordance with Generally Accepted Accounting Principles ("GAAP"). The most directly comparable financial measure calculated in accordance with GAAP is cash flows provided by operating activities.

($ in millions, except per share data)	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
Net Income (Loss) Attributable to KBR	$ 375	$ (265)	$ 190
Adjustments:			
Interest expense	144	115	87
Accretion of Convertible Notes debt discounts	—	282	—
Other non-operating expense (income)	7	5	(12)
Provision for income taxes	130	95	92
Depreciation and amortization	156	141	137
Acquisition, integration and restructuring	23	10	7
Ichthys commercial dispute cost and resolution	11	1	143
Legacy legal fees and settlements	24	155	15
(Benefits) provisions related to exit from Russian commercial projects	—	(4)	25
Loss on derivative bifurcation	—	104	—
Loss on debt extinguishment	—	70	—
Loss on settlement of warrants	—	38	—
Appreciation in fair value of investments	—	—	(16)
Adjusted EBITDA	$ 870	$ 747	$ 668

($ in millions, except per share data)	Fiscal Year 2024		Fiscal Year 2023		Fiscal Year 2022	
Diluted EPS	$	**2.79**	$	**(1.96)**	$	**1.26**
Adjustments:						
Amortization related to acquisitions		0.20		0.17		0.19
Ichthys commercial dispute cost and resolution		0.09		0.01		1.02
Acquisition, integration and restructuring		0.13		0.06		0.04
Impact of convert accounting and diluted EPS share count*		—		0.01		0.07
Legacy legal fees and settlements		0.13		1.03		0.08
(Benefits) provisions related to exit from Russian commercial projects		—		(0.03)		0.14
Charges associated with Convertible Notes		—		3.62		—
Appreciation of fair value of investments		—		—		(0.09)
Adjusted EPS	$	**3.34**	$	**2.91**	$	**2.71**
Diluted weighted average common shares outstanding		134		135		156
Adjusted weighted average common shares outstanding		134		136		142
Cash Flows Provided by Operating Activities	$	**462**	$	**331**	$	**396**
Adjustments:						
Add: Legacy legal settlement (after tax)		—		132		—
Adjust: CARES Act temporary tax repayment (relief)		—		—		28
Adjusted Operating Cash Flows	$	**462**	$	**463**	$	**424**

* For fiscal 2023, adjusted share count includes anti-dilutive shares for warrants excluded from Diluted EPS share count.

Appendix A


AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
KBR, INC.


Under Sections 242 and 245 of the General Corporation Law of the State of Delaware KBR, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "DGCL"), hereby certifies that:

1 The current name of the Corporation is KBR, Inc., and the name under which the Corporation was originally incorporated was KBR, Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on March 21, 2006, and subsequently amended and restated on October 27, 2006 ~~and,~~ November 13, 2006 **and June 5, 2012** (the "~~2006~~**2012** Amended and Restated Certificate of Incorporation").

2 This Amended and Restated Certificate of Incorporation (the "Amended and Restated Certificate of Incorporation"), which restates, integrates and further amends the ~~2006~~**2012** Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL.

3 The ~~2006~~**2012** Amended and Restated Certificate of Incorporation is hereby superseded by this Amended and Restated Certificate of Incorporation, which shall henceforth be the Certificate of Incorporation of the Corporation.

4 The text of the ~~2006~~**2012** Amended and Restated Certificate of Incorporation is hereby amended and restated to read in its entirety as follows (hereinafter, this Amended and Restated Certificate of Incorporation, as it may be further amended or restated from time to time, is referred to as this "Certificate of Incorporation"):

FIRST: The name of the Corporation is KBR, Inc. (hereinafter, the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Zip Code 19801, and the name of the registered agent of the Corporation at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

FOURTH: The aggregate number of shares of capital stock that the Corporation shall have authority to issue is 350,000,000, of which 300,000,000 shares are classified as common stock, par value $0.001 per share ("Common Stock"), and 50,000,000 shares are classified as preferred stock, par value $0.001 per share ("Preferred Stock").

The Corporation may issue shares of any class or series of its capital stock from time to time for such consideration and for such corporate purposes as the Board of Directors of the Corporation (the "Board of Directors") may from time to time determine. The following is a statement of the powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of the Preferred Stock and the Common Stock:


Division A. Preferred Stock


The shares of Preferred Stock may be divided into and issued in one or more series, the relative rights, powers and preferences of which series may vary in any and all respects. The Board of Directors is expressly vested with the authority to fix, by resolution or resolutions adopted prior to and providing for the issuance of any shares of each particular series of Preferred Stock and incorporate in a certificate of designations filed with the Secretary of State of the State of Delaware, the designations, powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the shares of each series of Preferred Stock, to the extent not provided for in this Certificate of Incorporation, and with the authority to increase or decrease the number of shares within each such series; *provided, however*, that the Board of Directors may not decrease the number of shares within a series of Preferred Stock below the number of shares within such series that is then outstanding nor increase the number of shares of such series above the total number of authorized shares of Preferred Stock. The authority of the Board of Directors with respect to fixing the designations, powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of each such series of Preferred Stock shall include, but not be limited to, determination of the following:

1 the distinctive designation and number of shares of that series;

2 the rate of dividends (or the method of calculation thereof) payable with respect to shares of that series (if any), the dates, terms and other conditions upon which such dividends shall be payable, and the relative rights of priority of such dividends to dividends payable on any other class or series of capital stock of the Corporation;

3   the nature of the dividend payable (if any) with respect to shares of that series as cumulative, noncumulative or partially cumulative, and if cumulative or partially cumulative, from which date or dates and under what circumstances;

4   whether shares of that series shall be subject to redemption, and, if made subject to redemption, the times, prices, rates, adjustments and other terms and conditions of such redemption (including the manner of selecting shares of that series for redemption if fewer than all shares of such series are to be redeemed);

5   the rights of the holders of shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation (which rights may be different if such action is voluntary than if it is involuntary), including the relative rights of priority in such event as to the rights of the holders of any other class or series of capital stock of the Corporation;

6   the terms, amounts and other conditions of any sinking or similar purchase or other fund provided for the purchase or redemption of shares of that series;

7   whether shares of that series shall be convertible into or exchangeable for shares of capital stock or other securities of the Corporation or of any other corporation or entity, and, if provision be made for conversion or exchange, the times, prices, rates, adjustments, and other terms and conditions of such conversion or exchange;

8   the extent, if any, to which the holders of shares of that series shall be entitled (in addition to any voting rights provided by law) to vote as a class or otherwise with respect to the election of directors or otherwise;

9   the restrictions and conditions, if any, upon the issue or reissue of any additional Preferred Stock ranking on a parity with or prior to shares of that series as to dividends or upon liquidation, dissolution or winding up;

10 any other repurchase obligations of the Corporation, subject to any limitations of applicable law; and

11 any other designations, powers, preferences or rights, or qualifications, limitations or restrictions thereof, of shares of that series.

Any of the designations, powers, preferences or rights, or qualifications, limitations or restrictions thereof, of any series of Preferred Stock may be dependent on facts ascertainable outside this Certificate of Incorporation, or outside the resolution or resolutions providing for the issue of such series of Preferred Stock adopted by the Board of Directors pursuant to authority expressly vested in it by this Certificate of Incorporation; provided that the manner in which such facts shall operate upon the voting powers, designations, preferences or rights, or qualifications, limitations or restrictions of such series of stock is clearly and expressly set forth in this Certificate of Incorporation or in the resolution or resolutions providing for the issue of such stock adopted by the Board of Directors. The term "facts", as used herein, includes, but is not limited to, the occurrence of any event, including a determination or action by any person or body, including the Corporation. Except as applicable law or this Certificate of Incorporation (including any certificate of designations) otherwise may require, the terms of any series of Preferred Stock may be amended without consent of the holders of any other series of Preferred Stock.

The relative powers, preferences and rights of each series of Preferred Stock in relation to the powers, preferences and rights of each other series of Preferred Stock shall, in each case, be as fixed from time to time by the Board of Directors in the resolution or resolutions adopted pursuant to the authority granted in this Division A of this Article FOURTH, and the consent, by class or series vote or otherwise, of holders of Preferred Stock of such of the series of Preferred Stock as are from time to time outstanding shall not be required for the issuance by the Board of Directors of any other series of Preferred Stock, whether or not the powers, preferences and rights of such other series shall be fixed by the Board of Directors as senior to, or on a parity with, the powers, preferences and rights of such outstanding series, or any of them; *provided, however*, that the Board of Directors may provide in such resolution or resolutions adopted with respect to any series of Preferred Stock that the consent of holders of at least a majority (or such greater proportion as shall be therein fixed) of the outstanding shares of such series voting thereon shall be required for the issuance of shares of any or all other series of Preferred Stock.

Shares of any series of Preferred Stock shall have no voting rights except as required by law or as provided by the relative powers, preferences and rights of such series set forth in this Certificate of Incorporation (including any certificate of designations).

**Division B. Common Stock**

1   *Dividends*. Subject to the powers, preferences and rights of any series of Preferred Stock, dividends may be declared and paid on the Common Stock, as the Board of Directors shall from time to time determine, out of any assets of the Corporation that are by law available for such dividends.

2   *Distribution of Assets*. Subject to the powers, preferences and rights of any series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, the holders of the Common Stock shall be entitled to receive, pro rata, all of the assets of the Corporation available for distribution to its stockholders. The Board of Directors, by vote of a majority of the members thereof, may distribute in kind to the holders of the Common Stock such remaining assets of the Corporation, or may sell, transfer or otherwise dispose of all or any of the remaining property and assets of the Corporation to any other entity or other purchaser and receive payment therefor wholly or partly in cash or property, and/or in securities of any such entity, and/or in obligations of such entity or other purchaser, and may sell all or any part of the consideration received therefor and distribute the same or the proceeds thereof to the holders of the Common Stock.

3   *Voting Rights*. Subject to the voting rights expressly conferred upon the Preferred Stock, the holders of the Common Stock shall exclusively possess full voting power for the election of directors and for all other purposes; *provided, however*, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designations relating to any series

of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.

Division C. Other Provisions Applicable to the Corporation's Capital Stock

1 *Votes Per Share*. Any holder of Common Stock having the right to vote at any meeting of the stockholders shall be entitled to one vote for each share of Common Stock held of record by him, *provided* that no holder of Common Stock shall be entitled to cumulate his votes for the election of one or more directors or for any other purpose.

2 *Changes in Number of Authorized Shares*. Subject to the rights of the holders of any series of Preferred Stock pursuant to the terms of this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or any resolution or resolutions providing for the issuance of such series of stock adopted by the Board of Directors, the number of authorized shares of any class of capital stock of the Corporation may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote generally in the election of directors irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto).

FIFTH: (a) *Directors*. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the authority and powers conferred on the Board of Directors by the DGCL or by the other provisions of this Certificate of Incorporation, the Board of Directors is authorized and empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject to the provisions of the DGCL, this Certificate of Incorporation and the Bylaws of the Corporation; *provided, however*, that no Bylaws hereafter adopted, or any amendments thereto, shall invalidate any prior act of the Board of Directors that would have been valid if such Bylaws or amendment had not been adopted.

(b) *Number, Election and Terms of Directors*. The number of directors which shall constitute the whole Board of Directors shall be fixed from time to time by a majority of the directors then in office, subject to an increase in the number of directors by reason of any provisions contained in or established pursuant to Article FOURTH, but in any event shall not be less than one nor more than 15.

~~Prior to the 2014 annual meeting of stockholders, the board of directors, other than those who may be elected by the holders of any series of Preferred Stock, shall be classified and shall be divided into three classes: Class I, Class II and Class III. Such classes shall be as nearly equal in number of directors as possible. Class II directors were elected at the 2011 annual meeting of stockholders for a term expiring at the 2014 Annual Meeting. Class I directors were elected at the 2010 annual meeting of stockholders for a term expiring at the 2013 annual meeting. Class III directors were elected at the 2009 annual meeting of stockholders for a term expiring at the 2012 annual meeting. Commencing with the 2012 annual meeting, successors to the class of directors whose term expires at such annual meeting shall be elected in accordance with this section (b) of Article FIFTH for a term expiring at the next succeeding annual meeting of stockholders and the election and qualification of their respective successors, if any. Commencing with the 2014 annual meeting of stockholders, the classification of directors shall cease, and all directors shall be elected for a term expiring at the next succeeding annual meeting of stockholders and the election or qualification of their respective successors, if any.~~

Election of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

(c) *Vacancies and Newly Created Directorships*. Except as this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or any Board of Directors' resolution providing for the establishment of any series of Preferred Stock may provide otherwise, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, removal, disqualification or other cause may only be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until that director's successor shall have been elected and qualified or until his earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

SIXTH: *Action by Written Consent; Special Meetings*. No action required to be taken or that may be taken at any annual or special meeting of the stockholders of the Corporation may be taken without a meeting, and the power of the stockholders of the Corporation to consent in writing to the taking of any action by written consent without a meeting is specifically denied. Except as otherwise provided by the DGCL, by this Certificate of Incorporation or by any provisions established pursuant to Article FOURTH hereof with respect to the rights of holders of one or more outstanding series of Preferred Stock, special meetings of the stockholders of the Corporation may be called at any time only by (i) the Chairman of the Board of Directors, (ii) the President and Chief Executive Officer of the Corporation, or (iii) the Board of Directors pursuant to a resolution approved by the affirmative vote of at least a majority of the members of the Board of Directors, and no such special meeting may be called by any other person or persons.

SEVENTH: No director **or officer** of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director **or officer** of the Corporation; *provided, however*, that this Article SEVENTH shall not eliminate or limit the liability of such a director **or officer** (i) for any breach of such director's **or officer's** duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) **with respect to directors,** under Section 174 of the DGCL, as the same exists or as such provision may hereafter be amended, supplemented or replaced, ~~or~~ (iv) for any transaction from which such director **or officer** derived an improper personal benefit**, or (v) with respect to officers, in any action by or in the right of the Corporation**. If the DGCL is amended after the filing of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors **or officers**, then the liability of a director **or officer** of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by such law, as so amended. Any repeal or modification of this Article SEVENTH, to the fullest extent permitted by applicable law, shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director _or officer_ of the Corporation existing at the time of such repeal or modification. **For purposes of this Article SEVENTH, "officer" shall have the meaning provided in Section 102(b)(7) of the DGCL.**

EIGHTH: The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation, and any adoption, amendment or repeal of the Bylaws of the Corporation by the Board of Directors shall require the affirmative vote of a majority of all directors then in office at any regular or special meeting of the Board of Directors called for that purpose.

NINTH: The Corporation expressly elects not to be governed by Section 203 of the DGCL until immediately after such time that no person (as defined in Section 203) is the beneficial owner (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of, stock representing in the aggregate, at least a majority of the voting power of Corporation's then outstanding voting stock (as defined in Section 203). From such time forward, the Corporation shall be governed by Section 203 of the DGCL, and will continue to be governed by such Section even if after such date a person (as defined in Section 203) becomes the beneficial owner of stock representing a majority (or more) of the Corporation's outstanding voting stock (as defined in Section 203). The Corporation shall make a public announcement following the time it becomes subject to Section 203 of the DGCL pursuant to the provision of this Article NINTH; _provided, however_, that the failure to make such public announcement shall have no effect on the fact that the Corporation has become subject to Section 203 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer, this ~~5th~~ day of ~~June, 2012~~**[•], 2025**.

KBR, INC.
By: /s/ ~~Jeffrey B. King~~
Name: ~~Jeffrey B. King~~**Sonia Galindo**
Title: **Executive** Vice President, ~~Public Law~~**General Counsel & Corporate Secretary**

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